Exhibit 99.1

EXECUTION VERSION

MEMORANDUM OF UNDERSTANDING

BY AND BETWEEN

RENESAS ELECTRONICS CORPORATION

AND

SEQUANS COMMUNICATIONS S.A.

DATED AS OF AUGUST 4, 2023

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4.15	Labor and Employment Matters	55
4.16	Real Property; Equipment	56
4.17	Environmental Matters	57
4.18	Tax Matters	58
4.19	Title to Assets	60
4.20	Insurance	61
4.21	Financial Advisor	61
4.22	Government Contracts	61
4.23	Disclosure	61
4.24	Acknowledgement	62

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		62
5.1	Organization, Good Standing and Qualification	62
5.2	Corporate Authority	62
5.3	Non-contravention	62
5.4	Required Consents	63
5.5	Disclosure	63
5.6	Sufficiency of Funds	63
5.7	Litigation	63
5.8	No Other Parent Representations	64
5.9	Acknowledgement	64

ARTICLE VI REGULATORY AUTHORITIES		64
6.1	Consents from Relevant Authorities	64
6.2	Other Consents	65
6.3	Treatment of Sensitive/Privileged Information	66

ARTICLE VII ADDITIONAL COVENANTS		66
7.1	Covenants of the Company	66
7.2	Covenants of Parent and the Company	74
7.3	Employee Matters	76
7.4	Post-Offer Reorganizations	77

ARTICLE VIII CONDITIONS		80
8.1	Minimum Condition	80
8.2	Additional Conditions to the Consummation of the Offer	80

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ARTICLE IX TERMINATION		82
9.1	Termination by Mutual Agreement	82
9.2	Termination by Either Party	82
9.3	Termination by Parent	83
9.4	Termination by the Company	83
9.5	Effect of Termination	84

ARTICLE X MISCELLANEOUS		86
10.1	Survival	86
10.2	Amendment and Waiver	87
10.3	Assignment	87
10.4	Entire Agreement; No Third-Party Beneficiaries	87
10.5	Severability	87
10.6	Headings	88
10.7	Company Disclosure Letter	88
10.8	Expenses	88
10.9	Transfer Taxes	88
10.10	Remedies	88
10.11	Privilege	88
10.12	Notices	88
10.13	Governing Law	90
10.14	Jurisdiction	90
10.15	Waiver of Jury Trial	90
10.16	Specific Performance	90
10.17	Counterparts	91

ANNEXES

Annex 1 – Form of Tender and Support Agreement

Annex 2 – Announcements

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This Memorandum of Understanding (this “MoU”) is made and entered into as of August 4, 2023, by and between Renesas Electronics Corporation, a Japanese corporation (“Parent”) and Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company”). Parent and the Company are each sometimes referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

(A) WHEREAS, upon the terms and subject to the conditions set forth in this MoU, Parent is seeking to (i) acquire all the outstanding ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”), including American Depositary Shares representing Company Shares, each of which represents four (4) ordinary shares of the Company (the “ADSs”), and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer to be commenced by Purchaser (as defined below) for $0.7575 per Company Share and $3.03 per ADS (each such amount, or any higher amount per Company Share and per ADS paid pursuant to the Offer, the “Offer Price”), in cash, without interest (ii) with respect to any Company Share Options (as defined below), implement the transactions described in Section 3.5.1 of this MoU in accordance with the terms below, (iii) with respect to any Company RSA (as defined below), implement the transactions described in Section 3.5.2(a) in accordance with the terms and conditions set forth therein, and (iv) with respect to the Company Warrants (as defined below), implement the transactions described in Section 3.5.3 in accordance with the terms and conditions set forth therein (such offer for the transactions under clauses (i) through (iv), collectively, as may be amended from time to time in accordance with the terms of this MoU, the “Offer”);

(B) WHEREAS, the board of directors of Parent has approved the Transactions contemplated by this MoU, including the Offer;

(C) WHEREAS, the Company Board (as defined below) has unanimously approved this MoU and the Company Announcement Statement (as defined below) (it being understood that the foregoing does not constitute the Company Board Recommendation with respect to the Offer); and

(D) WHEREAS, concurrently with the execution and delivery of this MoU, and as a condition and inducement to Parent’s willingness to enter into this MoU, the Specified Shareholders are entering into a Tender and Support Agreement with Parent, in the form attached hereto as Annex 1 (the “Tender and Support Agreement”).

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Specific Definitions. The following terms used in this MoU shall have the meanings set forth or referenced below:

“Action” means any litigation, suit, claim, charge, complaint, audit, hearing, investigation, arbitration, mediation, inquiry, action, or other proceeding (in each case, whether civil, criminal or investigative) brought by or pending before any Relevant Authority.

“ADSs” shall have the meaning set forth in Recital (A).

“Adverse Japanese Tax Ruling” means the reply from the Specified Japanese Tax Authority confirming that the Merger, the Demerger and the Merger Squeeze Out would trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan; provided that if such reply is verbal and not written, it shall be confirmed in writing by Parent’s tax advisors.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

“Alternate Proposal” with respect to the Company shall mean any offer or proposal for, or any indication of interest in, by any Person or group of Persons, one or a series of related transactions (other than the Transactions contemplated by this MoU) involving (i) any direct or indirect (including by purchasing ADSs) acquisition or purchase of (A) Company Shares of the Company that would result in any Person or a “group” (as defined in or under Section 13(d) of the Exchange Act), other than the holders of Company Shares (as a group) immediately prior to the consummation of such transaction, beneficially owning 20% or more of the Company Shares or voting power of the Company or (B) assets of the Company or any of its Subsidiaries, including by way of the acquisition or purchase of, or subscription to, any class of equity securities or voting rights of any of its Subsidiaries, that represent (or generate) more than 20% of the consolidated gross revenue or assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value of such assets as of the date of such acquisition or purchase); (ii) any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, tender offer, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or any of their respective assets meeting the tests set forth in clause (i)(B) of this definition; or (iii) any combination of the foregoing. A Permitted Company Financing shall not constitute an Alternate Proposal.

“Alternate Proposal Agreement” shall have the meaning set forth in Section 7.1.2(a).

“Announcement” shall have the meaning set forth in Section 3.1.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.12(f).

“Anti-Money Laundering and Anti-Terrorism Financing Laws” shall have the meaning set forth in Section 4.12(d).

“Associated Person” shall have the meaning set forth in Section 4.12(b).

“beneficial owner” with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” shall mean any day on which banking institutions are open for regular business in the United Kingdom, France, Japan, Germany and the United States which is not a Saturday, a Sunday or a public holiday.

“Cash Replacement Option Amount” shall have the meaning set forth in Section 3.5.1(b).

“Cash Replacement RSA Amount” shall have the meaning set forth in Section 3.5.2(b)(i)(2).

“Cash Replacement Warrant Amount” shall have the meaning set forth in Section 3.5.3(b).

“CFIUS Approval” shall be achieved when: (i) Parent and the Company shall have received written notice from the Committee on Foreign Investment in the United States (“CFIUS”) stating that: (a) CFIUS has concluded that the Transactions do not constitute a “covered transaction” subject to review under Section 721 of the Defense Production Act of 1950, as amended (the “DPA”); or (b) the assessment, review, or investigation of the Transactions under the DPA has concluded, and that CFIUS has concluded all action under section 721 with respect to the Transactions; (ii) CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transactions and either (i) the fifteen (15) day period under the DPA subsequent to the President’s receipt of the CFIUS report during which the President may announce his or her decision to take action to suspend, prohibit or place any limitations on the Transactions has expired without any such action being taken or (ii) the President of the United States has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions; or (iii) CFIUS has provided written notice that it is not able to complete action under the DPA with respect to the Transactions on the basis of a Declaration (as defined at 31 CFR 800 Subpart D) and that the parties may file a written Notice (as defined at 31 CFR 800 Subpart E), but CFIUS has not requested that Parent and the Company submit a CFIUS Notice and has not initiated a unilateral CFIUS review.

“Change in Company Announcement Statement” shall mean, at any time between the date hereof and the issuance of the Company Board Recommendation, the Company or the Company Board (i) withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Company Announcement Statement in a manner that is adverse to Parent (it being understood that it shall be considered a modification adverse to Parent if (1) any Alternate Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company’s shareholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Alternate Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within five (5) Business Days of such public announcement stating that the Company Board reaffirms the Company Announcement Statement) (it being understood that the Company will have no obligation to make such reaffirmation on more than three (3) separate occasions) or (ii) approving, adopting, endorsing, recommending or otherwise declaring advisable any Alternate Proposal, including by making any public statements that expressly support any Alternate Proposal. The foregoing notwithstanding, a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Change in Company Announcement Statement.

“Change in Company Board Recommendation” shall mean, at any time following the public announcement of the Company Board Recommendation, the Company or the Company Board (i) withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Company Board Recommendation in a manner that is adverse to Parent (it being understood that it shall be considered a modification adverse to Parent if (1) any Alternate Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company’s shareholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Alternate Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within five (5) Business Days of such public announcement stating that the Company Board reaffirms the Company Board Recommendation), (ii) approving, adopting, endorsing, recommending or otherwise declaring advisable any Alternate Proposal or (iii) failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three (3) separate occasions). The foregoing notwithstanding, a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Change in Company Board Recommendation.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Combined Schedule TO and Schedule 13e-3” shall have the meaning set forth in Section 3.2.8.

“Commencement Date” shall have the meaning set forth in Section 3.2.1.

“Company” shall have the meaning set forth in the first paragraph of this MoU.

“Company Announcement Statement” shall mean the statement attributed to the Company in the Announcement set forth in Annex 2 (Announcements), with such changes as the Parties may agree in writing.

“Company Benefit Plan” shall mean (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (ii) any other benefit or compensation plan (including employee savings plans (Plans d’Epargne Salariale) established pursuant to the French Labor Code), policy or agreement, including those providing for pension or savings benefits, retirement, profit sharing (including mandatory profit sharing scheme (participation) and voluntary profit sharing schemes (intéressement) pursuant to the French Labor Code), collective bargaining, bonus, incentive, stock option, free share plan, warrants, stock purchase, restricted shares, other equity or equity-based compensation, deferred compensation, retiree medical or life insurance, supplemental retirement, severance pay, retention, change in control, redundancy, health, medical, dental, disability, accident or life insurance benefits, other welfare benefit, fringe benefit, sick leave, vacation, paid time off, flexible spending account or scholarship, and (iii) any employment, consulting, retirement, retention, change in control, severance or similar plan, program or agreement, in any case (A) that is sponsored, maintained or contributed to or provides benefits under or through (or required to be contributed to or provide benefits under or through) by the Company or any of its Subsidiaries for the benefit of any current or former employees, directors or individual consultants of the Company or its Subsidiaries (or their spouses, dependents, or beneficiaries) (B) to which the Company or any of its Subsidiaries is a party, or (C) under or with respect to which the Company or any of its Subsidiaries has any obligation or liability (contingent obligations or otherwise including by reason of being an ERISA Affiliate).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 2.3.

“Company Board Recommendation Date” shall have the meaning set forth in Section 2.3.

“Company Disclosure Letter” shall have the meaning set forth in the first paragraph of Article IV.

“Company Product” means any and all products and services designed, developed, manufactured, sold, licensed, distributed, marketed, provided or otherwise made commercially available at any time by the Company or any of its Subsidiaries.

“Company Proprietary Source Code” means any software code for any Company Product in source code or human readable form, including related algorithms, programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Company Reports” shall have the meaning set forth in the first paragraph of Article IV.

“Company Restricted Share Award” or “Company RSA” shall mean an actions gratuites award with respect to Company Shares entitling the holder to receive Company Shares in connection with (and no sooner than) the vesting thereof.

“Company Restricted Share Award Plans” or “Company RSA Plans” shall mean the Company’s 2016 RSA Plan, the Company’s 2017 RSA Plan, the Company’s 2018 RSA Plan, the Company’s 2019 RSA Plan, the Company’s 2020 RSA Plan, the Company’s 2021 RSA Plan, the Company’s 2022 RSA Plan, and any other plan that provides for the award of Company RSAs.

“Company Securities” shall mean, collectively, Company Shares (including Company Shares represented by ADSs and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares), Company Share Options, Company Warrants and Company RSAs.

“Company Share Options” shall mean the options to subscribe for Company Shares (whether ADSs or otherwise) granted by the Company to its employees pursuant to the Company Share Option Plans.

“Company Share Option Plans” shall mean Company’s 2011 Stock Option Subscription Plan, Company’s 2012 Stock Option Subscription Plan, the Company’s 2013 Stock Option Subscription Plan, the Company’s 2014 Stock Option Subscription Plan, the Company’s 2015 Stock Option Subscription Plan, the Company’s 2016 Stock Option Subscription Plan, Company’s 2017 Stock Option Subscription Plan, Company’s 2019 Stock Option Subscription Plan, the Company’s 2022 Stock Option Subscription Plan, and any other plan that provides for the award of compensatory options to subscribe for Company Shares.

“Company Share Plans” shall mean, collectively, the Company Restricted Share Award Plans, the Company Share Option Plans and the Company Warrant Plans.

“Company Shares” shall have the meaning set forth in Recital (A).

“Company Termination Fee” shall mean an amount equal to $9,850,000.

“Company Warrant Plans” shall mean the Company’s 2012 BSA Subscription Plan, the Company’s 2013 BSA Subscription Plan, the Company’s 2014 BSA Subscription Plan, the Company’s 2016 BSA Subscription Plan the Company’s 2017 BSA Subscription Plan, the Company’s 2018 BSA Subscription Plan, the Company’s 2019 BSA Subscription Plan, the Company’s 2020 BSA Subscription Plan, and any other plan that provides for the grant or issuance of warrants.

“Company Warrants” shall mean (i) the warrants (BSA) to subscribe for Company Shares pursuant to the Company Warrant Plans, (ii) the warrants to subscribe for Company Shares pursuant to the Warrant Agreements and Warrant Issue Agreements set forth on Section 4.2(e) of the Company Disclosure Letter, and (iii) any other warrants to subscribe for Company Shares.

“Confidentiality Agreement” shall mean the non-disclosure agreement dated March 7, 2023, between the Company and Parent.

“Confirmatory Japanese Tax Ruling” means the reply from the Specified Japanese Tax Authority confirming that the Merger, the Demerger and the Merger Squeeze Out would not trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan; provided that if such reply is verbal and not written, it shall be confirmed in writing by Parent’s tax advisors.

“Consultation on the Offer” shall have the meaning set forth in Section 2.1(a).

“Continuing Employee” means, as of any applicable time, an employee of the Company or any of its Subsidiaries (including any such individual employed by a professional employer organization or similar vendor engaged by the Company or any of its Subsidiaries) at such time.

“Contract” shall mean, with respect to any Person, any legally binding written agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, license, lease, mortgage, deed, understanding, arrangement, commitment or other obligation to which such Person is a party or by which any of them may be bound or to which any of their properties may be subject.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Notes” shall mean (i) the convertible promissory note due April 9, 2024 issued to Lynrock Lake Master Fund LP by the Company on April 6, 2021 and (ii) the convertible promissory note due August 16, 2023 issued to Nokomis Capital, L.L.C. by the Company in August 2019, as amended by that certain Amendment No. 1, dated March 20, 2020.

“D&O Insurance” shall have the meaning set forth in Section 7.2.4(b).

“Demerger” shall have the meaning set forth in Section 3.6.1(a).

“Demerger Agreement” shall mean the agreement to be entered into between the Company and Demerger Sub setting out the terms and conditions of the Demerger as reasonably agreed in good faith between Parent (or one or more of its Subsidiaries) and the Company.

“Demerger Documentation” shall have the meaning set forth in Section 7.4.1(b).

“Demerger Resolutions” shall have the meaning set forth in Section 3.6.1(a).

“Demerger Sub” shall have the meaning set forth in Section 3.6.1(a).

“Environmental Claims” means any Action, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims relating to products liability.

“Environmental Law” shall mean any federal, state, local or foreign Law relating to pollution, natural resources, threatened or endangered species, or protection of human health (as it relates to exposure to or handling of Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Benefits” shall have the meaning set forth in Section 7.3(a).

“Expense Reimbursement” shall have the meaning set forth in Section 9.5.2(a).

“Expiration Date” shall have the meaning set forth in Section 3.2.4.

“Failure to Issue the Company Board Recommendation” shall mean failing to publicly announce the Company Board Recommendation in accordance with Section 2.3.

“Foreign Plan” shall have the meaning set forth in Section 4.14(k).

“French Commercial Code” shall mean the French Code de commerce.

“French FDI Approval” shall mean (i) an express decision from the Ministère de l’Economie, which, pursuant to articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code (Code Monétaire et Financier), authorizes (including, as the case may be, with conditions or undertakings as shall have been approved by Parent without prejudice to the limitations set forth in the proviso in Section 6.1(b)) the acquisition of the Company pursuant to the Transactions, or (ii) a confirmation in writing from the Ministère de l’Economie that the Transactions does not fall within the scope of articles L. 151-3, R. 151-1 et seq. of the French Monetary and Financial Code (Code Monétaire et Financier).

“French Labor Code” shall mean the French Code du travail.

“French Merger Publication” shall have the meaning set forth in Section 3.6.4.

“General Enforceability Exceptions” shall have the meaning set forth in Section 4.3.

“GM” shall have the meaning set forth in Section 3.6.1.

“GM Materials” shall have the meaning set forth in Section 3.7.2.

“Governance Resolutions” shall have the meaning set forth in Section 3.6.1(c).

“Government Contract” means any contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any of its Subsidiaries on one hand and a Relevant Authority on the other or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Relevant Authority.

“Hazardous Materials” shall mean any waste, material or substance that is listed, regulated or defined under any Law applicable to the environment, pollution, natural resources, human health or threatened or endangered species as “toxic,” “hazardous,” “radioactive,” “mutagenic,” “carcinogenic,” a “contaminant,” or a “pollutant,” or words of similar import, including, to the extent so listed, regulated or defined, any chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos or asbestos-containing material, radioactive material or waste, polychlorinated biphenyls, petroleum or petroleum-derived substance, product or waste.

“IFRS” shall have the meaning set forth in Section 4.6(b).

“Initial Expiration Date” shall have the meaning set forth in Section 3.2.4.

“Intellectual Property” shall mean all intellectual property and proprietary rights throughout the world, including rights in: (i) all patents, utility models, patent and utility model applications (including the right of priority related thereto), patent disclosures, industrial designs and models, industrial designs and models applications (including the right of priority related thereto), and analogous rights in inventions and improvements (whether or not reduced to practice), and all renewals, reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith (collectively, “Patents”), (ii) trademarks, service marks, domain names, trade dress, corporate names, trade names, and other analogous rights in logos, designs, social media account names, and other indicia of source, and all registrations, applications (including, where applicable, the right of priority related thereto) and renewals in connection therewith (together with the goodwill associated therewith), (iii) copyrights (registered or unregistered) and all analogous rights in works of authorship and mask works, and all registrations, applications and renewals in connection therewith, (iv) Trade Secret rights, (v) database rights (including the sui generis right of the database producer), (vi) rights of publicity and all moral rights related thereto, and (vii) analogous legal rights in and to Technology.

“In-the-Money Company Share Option” shall mean a Company Share Option with an exercise price that is less than the Offer Price.

“In-the-Money Unvested Company Warrant” shall mean an Unvested Company Warrant with an exercise price that is less than the Offer Price.

“In-the-Money Vested Company Warrant” shall mean a Vested Company Warrant with an exercise price that is less than the Offer Price.

“IRS” shall have the meaning set forth in Section 4.12(a).

“knowledge” means (i) with respect to the Company, the actual knowledge of any of the individuals listed on Section 1.1(b) of the Company Disclosure Letter, after reasonable inquiry of such individuals’ direct reports who would reasonably be expected to have actual knowledge of the matter in question, and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of any of Parent’s executive officers, managers or directors.

“Labor Organization” shall have the meaning set forth in Section 4.15(a).

“Law” shall mean any law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree, legislation, instrument, guidelines, directive, treaty, circular, ruling, code, legislative measures, principles or decisions having the force of law, order or decree of any Relevant Authority (including any judicial or administrative interpretation thereof) in force, fully implemented and enforceable, arbitration, award, regulation or requirement, in each case enacted, issued, promulgated or enforced by any Relevant Authority in France, the United States, Japan, Germany or elsewhere.

“Leased Real Property” shall have the meaning set forth in Section 4.16(a).

“Lien” shall mean any lien, pledge, servitude, charge, security interest, option, claim, mortgage, lease, easement, proxy, voting trust or agreement, encumbrance or any other restriction on title or transfer of any nature whatsoever.

“Material Adverse Effect” shall mean any change, condition, effect, event or occurrence that, individually or in the aggregate with other changes, conditions, effects, events or occurrences, has had, or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or; provided, however, that none of the following changes, conditions, effects, events or occurrences (or the results thereof), either individually or in the aggregate, shall be considered in determining whether a Material Adverse Effect has occurred: (i) any change in global, national or regional political conditions (including the outbreak of, or changes in, war, acts of terrorism or other hostilities and including any Protest Events or Protest Measures) or in general global, national or regional economic, regulatory or market conditions or in financial or capital markets, including (A) changes in interest rates in any country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world (except, in each case, to the extent such changes disproportionately impact the Company and its Subsidiaries relative to other participants in the same or similar industries); (ii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, pandemics or epidemics (including SARS-CoV-2 or COVID-19), and other force majeure events in any country or region in the world (except, in each case, to the extent such changes disproportionately impact the Company and its Subsidiaries relative to other participants in the same or similar industries); (iii) any change or prospective change in applicable accounting principles or any adoption, implementation, change or prospective change in any applicable Law (including any Law in respect of Taxes) or any interpretation thereof by a Relevant Authority; (iv) any change generally affecting similar industries or market sectors in the geographic regions in which the Company and its Subsidiaries operate (except, in each case, to the extent such changes disproportionately impact the Company and its Subsidiaries relative to other participants in the same or similar industries); (v) the negotiation, execution, announcement or performance of this MoU or consummation of the Transactions; (vi) any change or development to the extent resulting from any action by the Company or its Subsidiaries that is expressly required to be taken by this MoU, or the failure to take any action expressly prohibited by this MoU; (vii) the announcement of Parent as the prospective acquirer of the Company and its Subsidiaries, any announcements or communications by or authorized by Parent regarding Parent’s plans or intentions with respect to the Company and its Subsidiaries, or any dealings with, announcement or communications on relationships with customers, suppliers, partners, vendors, employees, regulators or other Persons; (viii) any actions taken (or omitted to be taken) by the Company or its Subsidiaries upon the written request or written instruction of Parent; (ix) any failure by the Company and its Subsidiaries to meet any internal or published budget, projections, forecasts or predictions of financial performance for any period, provided, that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect; or (x) any change in the price and/or trading volume of the ADSs on NYSE or any other market in which such securities are quoted for purchase and sale; provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect.

“Material Contract” shall have the meaning set forth in Section 4.13(a).

“Material Customer” shall have the meaning set forth in Section 4.13(a)(ii).

“Material Reseller” shall have the meaning set forth in Section 4.13(a)(ii).

“Material Supplier” shall have the meaning set forth in Section 4.13(a)(ii).

“Merger” shall mean the merger of the Company with and into Merger Sub as contemplated by the Merger Documentation, with, subject to the terms and conditions of the Merger Documentation, (i) Merger Sub surviving such merger, (ii) each Company Share being exchanged into one (1) duly authorized, validly issued and fully paid share of Merger Sub, (iii) each ADS outstanding immediately prior to the consummation thereof being exchanged into four (4) duly authorized, validly issued and fully paid shares of Merger Sub, (iv) each Company RSA outstanding immediately prior to the consummation thereof shall be assumed by Merger Sub on substantially identical terms (including with respect to vesting) and containing substantially similar restrictions, (v) each outstanding Company Share Option shall be assumed by Merger Sub on substantially identical terms (including with respect to vesting), and (vi) each outstanding Company Warrant issued pursuant to a Company Warrant Plan (but excluding any other Company Warrant) shall be assumed by Merger Sub on substantially identical terms (including with respect to vesting).

“Merger Agreement” shall mean the agreement to be entered into between Merger Sub and the Company setting out the terms and conditions of the Merger on the terms and conditions contemplated by this MoU and such other terms and conditions as reasonably agreed between Parent and the Company.

“Merger Documentation” shall have the meaning set forth in Section 7.4.1(c).

“Merger Resolutions” shall have the meaning set forth in Section 3.6.1(b).

“Merger Squeeze Out” shall mean (i) the merger of Merger Sub with and into Purchaser pursuant to Section 62 para. 1 of the German Companies Transformation Act (Umwandlungsgesetz) by way of conclusion of a merger agreement (Verschmelzungsvertrag) between Merger Sub as transferring entity and Purchaser as assuming entity followed by (ii) the resolution of the shareholders’ meeting (Hauptversammlung) of Merger Sub to request the transfer of all Merger Sub Securities held by persons other than the Parent to the Parent pursuant to Section 62 para. 5 of the German Companies Transformation Act (Umwandlungsgesetz) in conjunction with Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz)

against payment of the Squeeze Out Compensation, and all necessary or useful preparational matters or actions, in particular such as determination of the Squeeze Out Compensation with the support of an external valuator selected by the Parent as soon as possible and formally applying for the appointment of the Squeeze Out Valuator at the relevant German court.

“Merger Sub” shall have the meaning set forth in Section 7.4.2(a).

“Merger Sub Securities” shall mean, collectively, shares issued by Merger Sub and all Merger Sub shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated.

“Minimum Condition” shall have the meaning set forth in Section 8.1.

“Minimum Condition Extension” shall have the meaning set forth in Section 3.2.5(a).

“MoU” shall have the meaning set forth in the first paragraph of this Memorandum of Understanding.

“National Security Authority” means the Secretary of State in the Cabinet Office or such other UK Relevant Authority or regulatory authority or body as the case may be, that has powers under the NS&I Act.

“No Shop Period Start Date” shall have the meaning set forth in Section 7.1.2(a).

“NS&I Act” shall mean the National Security and Investment Act 2021, as may be amended from time to time.

“NYSE” shall mean the New York Stock Exchange.

“Offer” shall have the meaning set forth in Recital (A).

“Offer Acceptance Time” shall have the meaning set forth in Section 3.2.2.

“Offer Conditions” shall have the meaning set forth in Section 3.2.2.

“Offer Documents” shall have the meaning set forth in Section 3.2.8.

“Offer Price” shall have the meaning set forth in Recital (A).

“Offer to Purchase” shall have the meaning set forth in Section 3.2.3.

“Open Source Software” means Software that is licensed under the terms of any license meeting the Open Source Definition promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd (any such license, an “Open Source Software License”) or any license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Option Liquidity Mechanism” shall have the meaning set forth in Section 3.5.1(a).

“Option Liquidity Mechanism Expenses” shall have the meaning set forth in Section 3.5.1(a).

“Order” means any order (temporary or otherwise), judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Relevant Authority.

“Organizational Documents” shall mean, with respect to any Person, the certificate of incorporation, articles of association, limited liability company by-laws, organizational regulations or similar organizational documents of such Person.

“Out-of-the-Money Company Share Option” shall mean a Company Share Option with an exercise price that is equal to or more than the Offer Price.

“Out-of-the-Money Company Warrant” shall mean a Company Warrant with an exercise price that is equal to or more than the Offer Price.

“Outside Date” shall have the meaning set forth in Section 3.2.5(a).

“Parent” shall have the meaning set forth in the first paragraph of this MoU.

“Parent Common Stock” means the common stock of Renesas Electronics Corporation.

“Parent Common Stock Price” means the average closing price of a share of Parent Common Stock on the Tokyo Stock Exchange over the period of the three (3) calendar months immediately prior to the calendar month in which the Parent RSU is awarded by Parent’s board of directors.

“Parent RSU” means a restricted stock unit issued under the Parent Stock Compensation Plan.

“Parent Stock Compensation Plan” means the Renesas Electronics Corporation Terms and Conditions on Stock Compensation.

“Parent Material Adverse Effect” shall have the meaning set forth in Section 5.1.

“Parent RSU Grant” shall have the meaning set forth in Section 3.5.2(b)(i)(1).

“Party” or “Parties” shall have the meaning set forth in the first paragraph of this MoU.

“Permit” shall mean all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals issued by or obtained from a Relevant Authority.

“Permitted Company Financing” shall mean a financing obtained by the Company, other than through or involving the issuance of Company Shares or ADSs or issuance of securities exercisable or convertible into Company Shares or ADSs prior to termination of this MoU:

(i)

in an amount not to exceed €18,000,000 from Bpifrance Participations S.A. in the form of a loan or R&D grant on terms and conditions that are substantially similar to the Company’s previously received loans or grants from Bpifrance Participations S.A.; provided that the terms of such loan or grant do not include a royalty payment obligation;

(ii)

if closed on or prior to December 31, 2023, in an amount not to exceed $15,000,000 (less any amounts received by the Company from Bpifrance Participations S.A. pursuant to clause (i) prior to such closing, or which Bpifrance Participations S.A. has committed to provide prior to December 31, 2023) in financing from a third party, other than Bpifrance Participations S.A.; provided that (A) such financing is on market terms, (B) Parent and its advisors have five (5) Business Days to review the terms of any such financing prior to the execution of any definitive agreement with respect to such financing, (C) the Company will consider in good faith any feedback from Parent and its advisors with respect to the terms of any such financing, and (D) the terms of such financing shall permit repayment in connection with the consummation of the Offer; or

(iii)

subject to the proviso in clause (ii), if the financing is closed during the three (3)-month period from January 1, 2024 through March 31, 2024, in an amount not to exceed $5,000,000 from a third party (or such higher amount as may be mutually agreed upon by Parent and the Company after discussions in good faith).

“Permitted Liens” shall mean (i) Liens disclosed on the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports or notes thereto or securing liabilities disclosed on audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports or notes thereto (up to the amount so disclosed); (ii) Liens for Taxes not yet due and payable without penalty or intent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained in the books of the Company in accordance with IFRS; (iii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising under statutory or common law or incurred in the ordinary course of business securing obligations as to which there is no default on the part of the Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings, and for which adequate reserves are maintained on the books of the Company in accordance with IFRS; (iv) zoning, building codes and other land-use laws regulating the use or occupancy of any real property or the activities conducted thereon and which are not violated by the current use or occupancy of any such real property; (v) with respect to Intellectual Property nonexclusive licenses granted in the ordinary course of business, or (vi) minor title defects or other Liens which, in the case of this clause (vi), do not materially detract from the value, or materially interfere with any present use, of such property or assets.

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

“Personal Information” shall mean any information that is defined as “personal information,” “personal data,” “protected health information,” “sensitive data,” “nonpublic personal information,” or “personally identifiable information” under applicable Law or that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person.

“Personal Information Breach” shall have the meaning set forth in Section 4.9(b).

“Post-Merger Reorganization” shall have the meaning set forth in Section 3.7.2.

“Post-Offer Consultation” shall have the meaning set forth in Section 2.2(a).

“Post-Offer Reorganization” shall have the meaning set forth in Section 3.7.1.

“Process” shall have the meaning set forth in Section (b).

“Purchaser” shall mean Renesas Electronics Europe GmbH, incorporated as a limited liability company under the Laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH), and an Affiliate of Parent.

“Purchaser Directors” shall have the meaning set forth in Section 3.4(a).

“Privacy Obligations” shall have the meaning set forth in Section (b).

“Protest Events” shall mean any protests, riots, demonstrations or public disorders or any escalation or worsening of protests, riots, demonstrations or public disorders.

“Protest Measures” shall mean any action or inaction taken by the Company in response to any Protest Event (including, without limitation, any temporary closures of any Leased Real Property and including compliance with any curfew, closure, shut down, directive, order, policy, guidance or recommendation by any Relevant Authority or any disaster plan of the Company or any of its Subsidiaries or any change in applicable Laws related to, arising from or as a result of such Protest Event).

“Proxy Statement” shall have the meaning set forth in Section 3.6.2.

“Real Property Leases” shall have the meaning set forth in Section 4.16(a).

“Regulatory Approvals” shall mean CFIUS Approval, French FDI Approval, UK NSI Approval, Taiwan Merger Control Approval and any other permits, consents, approvals, clearances, authorizations, qualifications and Orders of any Relevant Authorities that are necessary or advisable to commence and complete the Offer, the Post-Offer Reorganization and to consummate and make effective the Transactions that are set forth in Section 6.1(a) of the Company Disclosure Letter.

“Regulatory Extension” shall have the meaning set forth in Section 3.2.5(a).

“Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release from any source into or upon the environment or within any building, structure, or facility, including the air, soil, surface water and groundwater.

“Relevant Authority” shall mean any UK, French, European Union, Japanese, German, U.S. and other supranational, national, federal, regional, departmental or local legislative, administrative (including subdivisions) regulatory, disciplinary, enforcement, assessing, raising, or collecting body, department, board, organization, committee, commission, authority, agency, court, tribunal, arbitrator, arbitration panel or similar body (public or private) or any securities exchange on which any securities of either Party are trading, in each case only to the extent that such entity has authority and jurisdiction in the particular context.

“Representative” shall have the meaning set forth in Section 7.1.2(a).

“Restricting Law” shall have the meaning set forth in Section 8.2(f).

“RSA Cancellation Agreement” shall have the meaning set forth in Section 3.5.2.

“Rule 13e-3” shall have the meaning set forth in Section 3.8.

“Ruling Date” shall have the meaning set forth in Section 9.2(e)

“Sanctions” shall have the meaning set forth in Section 4.12(a).

“Schedule 13e-3” shall have the meaning set forth in Section 3.6.2(b).

“Schedule 14D-9” shall have the meaning set forth in Section 3.3.1.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Signing Transactions” shall mean the Transactions, excluding the transactions referred to under Sections 3.7.1(c)-3.7.1(d).

“Software” means all software (including (and whether in) object code, executable code, or source code format, and including APIs and software implementations of algorithms, models, and methodologies, firmware, and APIs), data and databases, and related documentation and materials.

“Specified Japanese Tax Authority” shall mean the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau).

“Specified Shareholders” shall mean, collectively, B. Riley Asset Management LLC; Lynrock Lake Master Fund LP; Divisar Partners QP, L.P.; Dr. Georges Karam, Wesley Cummins and all directors and executive officers of the Company.

“Squeeze Out Compensation” shall mean the compensation payable to the holders (other than Parent) of the Merger Sub Securities as statutory consideration for the transfer of their Merger Sub Securities to Parent in connection with the Merger Squeeze Out or, as the case may be, the Statutory Squeeze Out.

“Squeeze Out Merger Agreement” shall mean the agreement to be entered into, following the Merger, between Merger Sub and the Parent setting out the terms and conditions of the Merger Squeeze Out on the terms and conditions contemplated by this MoU and such other terms and conditions as reasonably agreed between Parent and the Merger Sub.

“Squeeze Out Valuator” shall mean the valuator to be appointed by the relevant German court to verify the Squeeze Out Compensation suggested by the Parent.

“Standard Essential Patents” shall mean patents essential for the implementation of a technical telecommunication standard used in the Company Products.

“Standards Body” shall mean any formal or informal organization, body or group that is involved in setting, proposing, publishing or developing any industry standards or that places or will lead to placement of any restrictions on, or obligations with respect to, the licensing or enforcement of any Intellectual Property, including any patent pool, official or de facto standards setting or development organization, industry standards body industry, trade association or other similar organization.

“Statutory Squeeze Out” shall mean the resolution of the shareholders’ meeting (Hauptversammlung) of Merger Sub to request the transfer of all Merger Sub Securities held by persons other than the Parent to the Parent pursuant to Sections 327a et seqq. of the German Stock Corporation Act (Aktiengesetz) against payment of the Squeeze Out Compensation, and all necessary or useful preparational matters or actions, in particular such as determination of the Squeeze Out Compensation with the support of an external valuator as soon as possible and applying for the appointment of the Squeeze Out Valuator at the relevant German court.

“Subsequent GM” shall have the meaning set forth in Section 3.6.5.

“Subsequent Offering Period” shall have the meaning set forth in Section 3.2.6.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any bona fide written Alternate Proposal from any Person or group of Persons first made after the date of this MoU and which did not result from a breach of Section 7.1.2 (provided that, for the purpose of this definition, all references to “20%” in the definition of “Alternate Proposal” shall be replaced by “80%”) that (i) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) is reasonably likely to be consummated in accordance with its terms and if consummated would be more favorable to the Company, the holders of Company Shares (including Company Shares represented by ADSs) and the other stakeholders of the Company than the Offer, taking into account, among other things, (x) all legal, financial, regulatory, timing, financing, structuring, and other aspects of the Alternate Proposal, this MoU and the Offer on the terms described in this MoU (including the respective conditions to and the respective expected timing and risks of consummation of the Alternate Proposal and the Offer), (y) any improved terms that Parent may have offered pursuant to and in accordance with Section 7.1.2(d), and (z) the corporate interest (intérêt social) of the Company, and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that failure to pursue such Alternate Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

“Systems” shall have the meaning set forth in Section 4.9(j).

“Taiwan Merger Control Approval” shall mean (i) a decision from the Taiwan Fair Trade Commission (公平交易委員會), which, pursuant to article 13 of the Taiwan Fair Trade Act (公平交易法), does not prohibit the acquisition of the Company pursuant to the Transactions (including, as the case may be, with conditions or undertakings) either by way of a letter decision, or the silence of the Taiwan Fair Trade Commission by the expiration of the waiting period (including any extension thereof) specified in article 11 of the Taiwan Fair Trade Act; or (ii) a confirmation in writing from the Taiwan Fair Trade Commission that the Transactions do not fall within the scope of notifiable mergers under articles 10 through 12 of the Taiwan Fair Trade Act.

“Tax” shall mean all national, regional, federal, state, and local income (gross or net), gain, profits, windfall profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, social security contributions (including employee and employer’s National Insurance contributions, as applicable), occupation, use, property, estimated, alternative or add-on minimum, withholding, excise, production, value added, ad valorem, transfer, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” shall mean any return, declaration, report, election, option, claim for refund or information return or other statement, documentation or form filed or required to be filed with any Relevant Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof or supplement thereto.

“Technology” means Software and other tangible forms of technology and information, including inventions, discoveries, research and development, documentation, including as relates to scientific, engineering, mechanical, electrical, financial, marketing, practical and other similar knowledge or experience, formulae, compositions, processes, techniques, technical data and information, procedures, drawings, specifications, databases, and other information, including customer lists, supplier lists and similar collections of information, and tangible forms of any Trade Secrets.

“Tender and Support Agreement” shall have the meaning set forth in Recital (D).

“Trade Control Laws” shall have the meaning set forth in Section 4.12(a).

“Trade Secrets” shall mean confidential and proprietary information, trade and industrial secrets and discoveries (including trade secrets protected by statute or common law) qualifying for trade secret protection under applicable Law, which may include, as applicable, concepts, ideas, research and development, technology, know-how, including scientific, engineering, mechanical, electrical, financial, marketing, practical and other similar knowledge or experience, technologies, protocols, methods, algorithms, source code, designs, specifications, layouts, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, drawings, specifications, databases and other information, including customer data and lists, supplier lists, bill of materials lists, pricing and cost information, and business, product, development, sourcing and marketing plans, roadmaps and proposals.

“Transactions” shall mean each of the transactions contemplated by this MoU.

“UK NSI Approval” shall mean either (1) the Parties having received confirmation from the National Security Authority that no further action will be taken in relation to the Transactions contemplated by this MoU or (2) in the event that that National Security Authority issues a call-in notice in relation to the Transactions, the National Security Authority having given a final notification or made a final order under the NS&I Act which allows the Transactions to proceed.

“Unsellable Company Share” shall mean a Company Share that was issued pursuant to a Company RSA but is subject to a lock-up period (other than the mandatory lock-up period under Section 102 of the Israeli Tax Ordinance) as of the Offer Acceptance Time.

“Unvested Company RSA” shall mean a Company RSA that is outstanding and unvested as of the Offer Acceptance Time and granted under a Company RSA Plan or with respect to Israeli tax residents, a Company RSA that is vested but subject to a mandatory holding period under Section 102 of the Israeli Tax Ordinance as of the Offer Acceptance Time.

“Unvested Company Warrant” shall mean a Company Warrant that is outstanding and unvested as of the Offer Acceptance Time and granted under a Company Warrant Plan.

“Unsellable Share Liquidity Mechanism” shall have the meaning set forth in Section 3.5.2(a).

“US Taxpayer” shall mean individuals who are citizens or green card holders of the United States or United States residents for tax purposes.

“Vested Company Warrant” shall mean a Company Warrant that is outstanding and vested as of the Offer Acceptance Time.

“WARN Act” shall have the meaning set forth in Section 4.15(d).

“Warrant Cancellation Agreement” shall have the meaning set forth in Section 3.5.3(b).

“Warrant Liquidity Mechanism” shall have the meaning set forth in Section 3.5.3(a).

“Warrant Liquidity Mechanism Expenses” shall have the meaning set forth in Section 3.5.3(a).

“Works Council” shall have the meaning set forth in Section 2.1.

1.2 Interpretation. For the purposes of this MoU: (i) words (including capitalized terms defined herein) in the singular include the plural and vice versa as the context requires; (ii) the terms “hereof,” “herein,” “herewith,” and words of similar import, unless otherwise expressly provided, refer to this MoU as a whole (including all Annexes hereto and the Company Disclosure Letter) and not to any particular provision of this MoU, and “Article,” “Section,” “Annex,” and “Company Disclosure Letter” references are to the Articles, Sections, Annexes and Company Disclosure Letter to this MoU unless otherwise expressly provided; (iii) the word “including” and words of similar import when used in this MoU mean “including without limitation” unless otherwise expressly provided; (iv) all references to any period of days refer to the relevant number of calendar days unless otherwise expressly provided; (v) all references to “Articles,” “Sections,” “Exhibits,” “Annexes,” and “Schedules” are to Articles, Sections, Exhibits, Annexes and Schedules of this MoU unless otherwise specified; (vi) all Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this MoU as if set forth in full herein; (vii) any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this MoU; (viii) all references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder; (ix) all references to any Person include the successors and permitted assigns of that Person; and (x) all references to “law,” “laws” or to a particular statute or law shall be deemed also to include any applicable Law.

ARTICLE II

WORKS COUNCIL

2.1 Works Council Consultation on the Offer.

(a) The Parties agree that the consultation with the works council (Comité social et économique) of the Company (the “Works Council”) concerning the Offer (the “Consultation on the Offer”) shall be initiated no later than two (2) Business Days from the date of the Announcement as permitted by Article L. 2312-47 of the French Labor Code and conducted in accordance with Articles L. 2312-42 et seq. of the French Labor Code. The Consultation on the Offer shall be deemed completed on the earlier of (i) the date that the Works Council issues an opinion (avis) with respect to the Consultation on the Offer and (ii) the expiration of a period of one (1) month commencing on the date of the Announcement, except in the event of judicial extension of this one-month period in accordance with Article L. 2312-46 II. of the French Labor Code.

(b) Parent shall, and Parent shall cause Purchaser to (if required to complete the Consultation on the Offer), and the Company and its Subsidiaries shall, attend any meeting as requested by the Works Council and present to the Works Council its industrial and financial policies, strategic plans for the Company and the impact of the implementation of the Offer, in accordance with Article L. 2312-43 of the French Labor Code.

(c) The Parties acknowledge that, in accordance with Article L. 2312-47 of the French Labor Code, in the event there is any significant change in the information presented to the Works Council between the Announcement and the Commencement Date, in the reasonable opinion of the Parties, the Works Council’s opinion will be deemed void (caduc). Accordingly, the Parties will promptly inform each other upon becoming aware of such a significant change and, if required by applicable Law, the Company shall as soon as possible organize a new Consultation on the Offer in order to obtain a new opinion no later than one (1) month after the Commencement Date. Any such new Consultation on the Offer shall be governed by Article L. 2312-42 et seq. of the French Labor Code.

(d) Each Party shall use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to allow the opinion of the Works Council to be given within the one (1) month time period set forth in Section 2.1(a) above. The Company shall promptly inform Parent of the Works Council’s and, if an expert is appointed by the Works Council, of the Works Council’s expert’s requests and positions of any kind. Without the prior consent of Parent, the Company and its Subsidiaries shall not make any commitment (including any modification of any existing rights or obligations of the Company, its Subsidiaries or any employees) to the Works Council, any employee representative, any Relevant Authority or any representative of any of the foregoing in connection with the Consultation on the Offer.

(e) Parent shall provide in a timely manner to the Company information and assistance as the Company may reasonably request to allow the Company to comply with its obligations in relation to the Consultation on the Offer, including by providing any information or responses reasonably requested by the Works Council or any expert appointed thereby in connection with the Consultation on the Offer or required for the preparation of any submission to the Works Council, as promptly as is reasonably practicable after any such request; it being specified that, subject to applicable Law, (x) Parent shall not be required to provide confidential information which is not reasonably relevant for the Consultation on the Offer and (y) the Company will use commercially reasonable efforts to ensure that the information provided by or on behalf of Parent and identified as confidential is marked as confidential when delivered to the Works Council. Parent shall, at the request of the Company with reasonable notice, attend any meetings contemplated by applicable Law with the Works Council as part of the Consultation on the Offer.

(f) The Parties acknowledge that an expert may be appointed by the Works Council and each Party undertakes to use commercially reasonable efforts to cooperate with such expert, including by providing such expert with the information or document reasonably requested by the expert and as such expert reasonably deems necessary to perform its duties in accordance with Articles L. 2315-82 et seq. of the French Labor Code.

2.2 Works Council on the Post-Offer Consultation.

(a) The Parties agree that the consultation with the Works Council concerning the contemplated Post-Offer Reorganization and the Post-Merger Reorganization (the “Post-Offer Consultation”) shall be initiated as soon as reasonably practicable after the Announcement (and in any event within two (2) Business Days thereafter) and conducted in accordance with Articles L. 2312-8 et seq. of the French Labor Code. The Post-Offer Consultation shall be deemed completed on the earlier of (i) the date that the Works Council issues an opinion (avis) with respect to the Post-Offer Consultation and (ii) the expiration of the consultation period as determined pursuant to Article L. 2312-16 of the French Labor Code.

(b) Parent shall, and Parent shall cause Purchaser to (if required to complete the Post-Offer Consultation), and the Company and its Subsidiaries shall, attend any meeting as requested by the Works Council and present to the Works Council the Post-Offer Reorganization.

(c) The Parties acknowledge that if, in the reasonable opinion of the Parties, the Post-Offer Reorganization or the Post-Merger Reorganization or both differ in any material respect from the information presented to the Works Council between the Announcement and the Commencement Date, it may be necessary to consult the Works Council again on such material changes. Accordingly, the Parties shall promptly inform each other upon becoming aware of such a material change and, if required by applicable Law, the Company shall as soon as possible organize a new Post-Offer Consultation in order to obtain a new opinion. Any such new Post-Offer Consultation shall be governed by Article L. 2312-8 et seq. of the French Labor Code.

(d) Each Party shall use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to allow the opinion of the Works Council to be given within the period set forth in Section 2.2(a) above. The Company shall promptly inform Parent of the Works Council’s and, if an expert is appointed by the Works council, of the Works Council’s expert’s requests and positions of any kind. Without the prior consent of Parent, the Company and its Subsidiaries shall not make any commitment (including any modification of any existing rights or obligations of the Company, its Subsidiaries or any employees) to the Works Council, any employee representative, any Relevant Authority or any representative of any of the foregoing in connection with the Post-Offer Consultation.

(e) Parent shall provide in a timely manner to the Company information and assistance as the Company may reasonably request to allow the Company to comply with its obligations in relation to the Post-Offer Consultation, including by providing any information or responses reasonably requested by the Works Council or any expert appointed thereby in connection with the Post-Offer Consultation or required for the preparation of any submission to the Works Council, as promptly as is reasonably practicable after any such request; it being specified that (x) Parent shall not be required to provide confidential information which is not reasonably relevant for the Consultation on the Offer and (y) the Company will use commercially reasonable efforts to ensure that the information provided by or on behalf of Parent and identified as confidential is marked as confidential when delivered to the Works Council.

(f) The Parties acknowledge that an expert may be appointed by the Works Council and each Party undertakes to use commercially reasonable efforts to cooperate with such expert, including by providing such expert with the information or document reasonably requested by the expert and as such expert reasonably deems necessary to perform its duties in accordance with Articles L. 2315-81 or 2315-82 (as applicable) et seq. of the French Labor Code.

2.3 Company Decision to Proceed or Not Proceed with the Transactions. Notwithstanding anything to the contrary contained in this MoU, no later than five (5) Business Days following the later of the completion of the Consultation on the Offer and the completion of the Post-Offer Consultation, the Company may decide to (i) proceed with the Transactions, in which case the Company Board shall publicly announce its recommendation that the shareholders of the Company accept the Offer and tender their Company Shares (including Company Shares represented by ADSs) pursuant to the Offer (such recommendation, the “Company Board Recommendation” and the date on which the Company Board Recommendation is publicly announced, the “Company Board Recommendation Date”) or (ii) not proceed with the Transactions and terminate this MoU pursuant to Section 9.2(c).

ARTICLE III

THE OFFER

3.1 Announcements. Promptly following the execution of this MoU, the Company shall issue a press release and/or stock exchange release in the form set forth in Annex 2 (Announcements), with such changes as the Parties may agree in writing (the “Announcement”).

3.2 Offer.

3.2.1 Commencement of Offer. Provided that this MoU shall not have been terminated in accordance with Article IX, on the date that is the later of (i) ten (10) Business Days following the Company Board Recommendation Date or (ii) thirty (30) calendar days following the date of this MoU, Parent shall cause Purchaser to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer (the date of commencement of the Offer, the “Commencement Date”).

3.2.2 Consummation of the Offer. Subject to the terms and conditions of this MoU, including the prior satisfaction or waiver of the conditions set forth in Article VIII (the “Offer Conditions”), promptly after the later of (a) the earliest date as of which Purchaser is permitted under applicable Law to accept for payment Company Shares (excluding Unsellable Company Shares) and ADSs tendered pursuant to the Offer, and (b) the earliest date as of which each of the Offer Conditions has been satisfied, or waived by Parent or Purchaser if permitted hereunder, Parent shall cause Purchaser to consummate the Offer in accordance with its terms and (i) accept for payment each Company Share (including Company Shares represented by ADSs, but excluding Unsellable Company Shares except in the manner set forth in Section 3.5.2(a)) validly tendered and not properly withdrawn pursuant to the Offer and, as soon as practicable (in compliance with Rule 14e-1(c) promulgated under the Exchange Act) following the acceptance of such Company Shares for payment pursuant to the Offer, pay the Offer Price (subject to any applicable Company Option Liquidity Mechanism Expenses or Company Warrant Liquidity Mechanism Expenses) in cash, without interest, for each Company Share (including Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer (the time at which Purchaser accepts for payment and pays for any such Company Shares, the “Offer Acceptance Time”) and (ii) undertake and perform the other obligations of Purchaser pursuant to Section 3.5.1, Section 3.5.2 and Section 3.5.3. The obligation of Parent to cause Purchaser to accept for payment, and pay the Offer Price (subject to any applicable Company Option Liquidity Mechanism Expenses or Company Warrant Liquidity Mechanism Expenses) in cash, without interest, for each Company Share (including Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer and to undertake and perform the other obligations of Purchaser pursuant to Section 3.5.1, Section 3.5.2 and Section 3.5.3 shall be subject only to the satisfaction, or waiver by Parent or Purchaser if permitted hereunder, of each of the Offer Conditions.

3.2.3 Offer to Purchase. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions of the Offer as set forth in this MoU, the Minimum Condition and the other conditions set forth in Article VIII. Parent expressly reserves the right (in its sole discretion) to (a) increase the Offer Price, (b) waive, in whole or in part, any Offer Condition (other than the Minimum Condition) if legally permissible, and (c) make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this MoU, without the prior written consent of the Company, Parent shall not, and shall cause Purchaser not to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Company Shares sought to be purchased in the Offer, (iv) amend the terms of the Option Liquidity Mechanism, Warrant Liquidity Mechanism, or the Unsellable Share Liquidity Mechanism in a manner that is adverse to the holders of Company Share Options, Company Warrants or Unsellable Company Shares, as applicable, (v) impose any condition to the Offer in addition to the Offer Conditions, (vi) amend or modify any of the Offer Conditions in a manner that adversely affects any holders of Company Securities, (vii) waive or change the Minimum Condition, or (viii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this MoU. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer unless this MoU is terminated in accordance with Article IX.

3.2.4 Expiration of the Offer. Unless extended pursuant to and in accordance with the terms of this MoU, the Offer shall expire one (1) minute after 11:59 p.m. (New York City time) on the calendar day following the date that is twenty (20) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the Commencement Date (the “Initial Expiration Date”) or, in the event that the Initial Expiration Date has been extended pursuant to and in accordance with this MoU, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this MoU, is referred to as the “Expiration Date”).

3.2.5 Extension of the Offer. The Offer shall be extended from time to time as follows:

(a) If as of any then-scheduled Expiration Date any of the Offer Conditions shall not have been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time), or waived by Parent or Purchaser if permitted hereunder, then Parent shall cause Purchaser to extend the Offer for one (1) or more successive periods of not more than ten (10) Business Days each, in order to permit the satisfaction of such conditions (subject to the right of Parent or Purchaser to waive any condition (other than the Minimum Condition)), if legally permissible, in accordance with this MoU; provided, however, that, if at any scheduled Expiration Date the only unsatisfied Offer Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) is the Minimum Condition, Purchaser shall not be required to extend the Offer for more than a total of thirty (30) Business Days (for this purpose, commencing on the first Business Day following the then-scheduled Expiration Date and calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) (such extension, the “Minimum Condition Extension”); provided, further that any extension of the Offer does not extend past the earlier of (x) the termination of this MoU pursuant to Article IX (other than Section 9.2(d)), and (y) March 4, 2024 (the “Outside Date”); provided, further that, if as of any then-scheduled Expiration Date all of the Offer Conditions other than (i) the conditions set forth in Section 8.2(e) (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) or (ii) in Section 8.2(e) and the Minimum Condition (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) shall have been satisfied, or waived by Parent or Purchaser if permitted hereunder, either Parent or the Company, by written notice to the other Party, may extend the Outside Date until June 4, 2024 (any such extension, a “Regulatory Extension”). Notwithstanding anything to the contrary in the foregoing, in the event Purchaser commences a Minimum Condition Extension which is less than thirty (30) Business Days prior to the Outside Date, the Outside Date shall be extended to permit a thirty (30) Business Day Minimum Condition Extension. In the event of a Regulatory Extension, following satisfaction of the conditions set forth in Section 8.2(e), the maximum Minimum Condition Extension shall be the shorter of (i) thirty (30) Business Days and (ii) such shorter period terminating on the first scheduled Expiration Date that would occur following the extended Outside Date.

(b) Parent shall cause Purchaser to extend the Offer for any period or periods required by (i) applicable Law, (ii) applicable rules, regulations, interpretations or positions of the SEC or its staff, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Offer Documents or the Schedule 14d-9, or (iii) any of the rules and regulations, including listing standards, of NYSE. Parent shall cause Purchaser to not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this MoU is validly terminated pursuant to Article IX. Nothing in this Section 3.2 shall affect any of the termination rights set forth in Article IX.

3.2.6 Subsequent Offering Period. Immediately following the Offer Acceptance Time, Parent may, in its sole discretion, cause Purchaser to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”). Subject to the terms and conditions of this MoU and the Offer, Parent shall cause Purchaser to accept for payment, and pay the Offer Price in cash, without interest, for each Company Share (including Company Shares represented by ADSs) that is validly tendered and not properly withdrawn pursuant to the Offer during such Subsequent Offering Period promptly after any such Company Share is tendered during such Subsequent Offering Period. The Offer Documents will provide for the possibility of a Subsequent Offering Period in a manner consistent with the terms of this Section 3.2.6.

3.2.7 Termination of the Offer. In the event that this MoU is terminated pursuant to Article IX, Parent shall cause Purchaser to promptly (and in any event within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any shares pursuant to the Offer, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof.

3.2.8 Offer Documents. As promptly as practicable on the Commencement Date, Parent shall, and shall cause Purchaser to, (a) file with the SEC a combined Tender Offer Statement on Schedule TO and a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Combined Schedule TO and Schedule 13e-3”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (such Combined Schedule TO and Schedule 13e-3 and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto and including exhibits thereto, the “Offer Documents”), (b) deliver a copy of the Combined Schedule TO and Schedule 13e-3, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act, (c) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Combined Schedule TO and Schedule 13e-3, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act and (d) cause the Offer Documents to be disseminated to holders of the Company Securities in accordance with Rule 14d-4 under the Exchange Act. Parent agrees that it shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Law. Each of Parent and the Company agrees, within a reasonable period of time, to respond to any comments of the SEC or its staff and to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Company Securities, in each case as and to the extent required by applicable Law, by the SEC or its staff, or by the NYSE. The Company, its outside legal counsel, financial advisors and other representatives shall be given a reasonable opportunity to review and comment on the Offer Documents each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company, its outside legal counsel, financial advisors and other representatives. Parent agrees to provide, and to cause Purchaser to provide, the Company, its outside legal counsel, financial advisors and other representatives with (i) any oral or written comments or other communications that Parent or Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to provide comments on the response of Parent or Purchaser to those comments (to which reasonable and good faith consideration shall be given). The Company shall promptly furnish or otherwise make available to Parent, Purchaser and Parent’s outside legal counsel, financial advisors and other representatives all information concerning the Company and its Subsidiaries and the Company’s shareholders (to the extent known by the Company) that may be required in connection with any action contemplated by this Section 3.2.8, including such information required by applicable Law to be set forth in the Offer Documents.

3.2.9 Adjustment of the Offer Price. If between the date of this MoU and the Offer Acceptance Time and other than in accordance with the Company Share Plans or the Convertible Notes, the outstanding Company Shares are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or the Company resolves to pay any dividend or make any other distribution to its security holders or shareholders in each case with a record date before the Offer Acceptance Time, then the Offer Price shall be appropriately adjusted to provide to the holder of such Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this MoU prior to such event. Nothing set forth in this Section 3.2.9 shall in any way limit or otherwise affect the Company’s obligations under Section 7.1.1.

3.2.10 Withholding and Taxes. Notwithstanding anything to the contrary contained in this MoU, each of Parent, Purchaser and Merger Sub, as applicable, shall be entitled to deduct and withhold from any consideration payable to any security holder or former security holder of the Company pursuant to this MoU (including any holder or former holder of the ADSs) such amounts as are required to be deducted or withheld therefrom under any provision of applicable Tax Law. To the extent such amounts are so deducted or withheld and paid over to the Relevant Authority, such amounts shall be treated for all purposes under this MoU as having been paid to the Person to whom such amounts would otherwise have been paid. All compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this MoU, including all such amounts payable hereunder with respect to Company Share Options, shall be payable through the applicable employer entity’s payroll system (or standard accounts payable for non-employees) no later than the first payroll distribution after such amount has become due and payable hereunder. Any transfer, registration, stamp, sales, documentary duty or similar Tax, including, for the avoidance of doubt, any financial transaction tax or similar Tax, arising from any transfer of any Company Shares, ADSs, Company RSAs, Company Share Options, Company Warrants or other securities contemplated by this MoU (but not including, for the avoidance of doubt, any social Tax, income Tax, payroll Tax, gains Tax, personal Tax, or other similar Tax that would be due by a security holder of the Company (either directly or by means of withholding) on any gains (such as, among others, Company Share Options and Company Warrants exercise gains, Company RSAs vesting gains or other gains) realized in connection with Company Share Options, Company Warrants, Company RSAs or other securities) shall be borne by Parent or Purchaser.

3.3 Company Actions.

3.3.1 Schedule 14D-9. Concurrently with the filing of the Combined Schedule TO and Schedule 13e-3, the Company shall file with the SEC and disseminate to holders of the Company Securities, in each case as and to the extent required by applicable Law, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall include the Company Board Recommendation (except to the extent that the Company effects a Change in Company Board Recommendation pursuant to Section 7.1.2(e)). The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Law. Each of Parent and the Company agrees, within a reasonable period of time, to respond to any comments of the SEC or its staff and to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and the Schedule 14D-9 as corrected to be disseminated to holders of the Company Securities, in each case as and to the extent required by applicable Law, by the SEC or its staff, or by the NYSE. Parent, its outside legal counsel, financial advisors and other representatives shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, its outside legal counsel, financial advisors and other representatives. The Company agrees to provide Parent, its outside legal counsel, financial advisors and other representatives with (i) any oral or written comments or other communications that the Company, its outside legal counsel, financial advisors and other representatives may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to provide comments on the response of the Company to those comments (to which reasonable and good faith consideration shall be given). Parent shall, and shall cause Purchaser to, promptly furnish or otherwise make available to the Company, its outside legal counsel, financial advisors and other representatives all information concerning Parent and Purchaser that may be required in connection with any action contemplated by this Section 3.3.1, including such information required by applicable Law to be set forth in the Schedule 14D-9.

3.3.2 Shareholder List and Other Information. Subject to applicable Laws and the Company’s Organizational Documents, the Company shall, upon Parent’s request, promptly furnish Parent with a list of its shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of the Company Securities, including lists of securities positions of the Company Shares held in share depositories, in each case, to the Company’s knowledge, accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. In addition, in connection with the Offer, the Company shall, and shall cause its officers, directors, employees, agents, advisors or representatives to, reasonably cooperate with Parent and Purchaser to disseminate the Offer Documents to holders of Company Securities to permit such holders to tender Company Shares in the Offer (if applicable) or otherwise elect to participate in the other undertakings of Parent and Purchaser in connection with the Offer, subject to applicable Laws and the Company’s Organizational Documents.

3.4 Directors. Upon the Offer Acceptance Time, subject to compliance with the Organizational Documents of the Company, applicable Law and the applicable rules of the NYSE, Parent, Purchaser and the Company shall use commercially reasonable efforts (including, in the case of the Company, by using commercially reasonable efforts to obtain the necessary resignations of existing directors) to ensure that the Company Board will be comprised of three (3) directors (or such greater number as specified by Purchaser) (the “Purchaser Directors”), in its sole discretion. The Company shall, upon Parent’s request at any time following the purchase of and payment for Company Shares pursuant to the Offer, promptly take, or to the extent required by the Organizational Documents of the Company or applicable Law, propose to the shareholders to take, all such actions necessary or, at the request of Parent, implement a board cooptation process necessary to (i) elect or designate to the Company Board the Purchaser Directors permitted to be so designated by the first sentence of this Section 3.4(a), including promptly convening a shareholders’ meeting as may be necessary in accordance with French Law, promptly increasing the size of the Company Board (including by proposing an amendment to the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly request (and use commercially reasonable efforts to obtain) the resignations of such number of its current directors, in each case subject to applicable Laws and as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board and to otherwise comply with the Company Board composition set forth in the first sentence of this Section 3.4(a), and (ii) cause Purchaser’s designees to be so elected or designated at such time. Promptly after the Offer Acceptance Time, the Company shall also cause Persons designated by Parent (on behalf of Purchaser) to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board, (B) the board of directors (or similar body) of each Subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and applicable NYSE rules. The Company’s obligations under this Section 3.4 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this MoU take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 3.4, including mailing to shareholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Company Board. Parent shall supply the Company with information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and Affiliates to the extent required by Section 14(f) and Rule 14f-1. Parent shall be solely responsible for the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchanges Act and Rule 14f-1 promulgated under the Exchange Act in connection with such filing. The provisions of this Section 3.4 are in addition to and shall not limit any rights that any of Parent, Purchaser or any of their respective Affiliates may have as a record holder or beneficial owner of Company Shares as a matter of applicable Law with respect to the election of directors or otherwise.

3.5 Treatment of Options, RSAs and Warrants.

3.5.1 Company Share Options.

(a) Effective as of immediately prior to the Offer Acceptance Time, all Company Share Options that are outstanding immediately prior to the Offer Acceptance Time shall immediately vest and become fully exercisable.

(b) Pursuant to the Offer made in accordance with Section 3.2, Purchaser shall offer the right, to each holder of an In-the-Money Company Share Option, to enter into a cashless arrangement or a financing facility or an equivalent mechanism (which, in each case and to the extent permitted under applicable Laws, would be implemented through a third party) (the “Option Liquidity Mechanism”) to fund the payment of the aggregate exercise price and applicable Tax withholding obligations for exercising such holder’s In-the-Money Company Share Option, subject to such holder of such In-the-Money Company Share Option undertaking to tender the underlying Company Shares acquired upon the exercise of such In-the-Money Company Share Option into the Offer and to repay the aggregate exercise price and any applicable Tax withholding obligations funded through such Option Liquidity Mechanism (as applicable, “Option Liquidity Mechanism Expenses”). For clarity, no amounts shall be payable with respect to Out-of-the-Money Company Share Options in connection with the Transactions.

(c) Further Actions for Company Share Options. The Company (including the Company Board or any committee thereof which governs or administers the outstanding Company Share Options and/or the Company Share Option Plans) shall use commercially reasonable efforts (i) to pass resolutions and, as necessary, obtain any required individual consents from relevant holders of Company Share Option and take other actions, to the extent permitted by applicable Law, necessary or advisable to effect the transactions contemplated by this Section 3.5.1, and (ii) to terminate each Company Share Option Plan, effective at such time as no Company Share Options are outstanding under such Company Share Option Plan.

3.5.2 Company RSAs.

(a) Unsellable Company Shares.    Pursuant to the Offer made in accordance with Section 3.2, Purchaser shall offer to each holder of an Unsellable Company Share the right, immediately prior to the Offer Acceptance Time, to enter into a liquidity mechanism (the “Unsellable Share Liquidity Mechanism”), which shall provide for the sale of the relevant Unsellable Company Share to Purchaser at the Offer Price upon the expiration of any applicable lock-up period. The Company shall take all actions to permit Purchaser to enter into liquidity agreements with holders of outstanding Unsellable Company Shares in order to implement the Unsellable Share Liquidity Mechanism. If the Unsellable Share Liquidity Mechanism is not (or is not capable of being) implemented or applicable to all holders of Unsellable Company Shares, the Parties shall discuss in good faith any alternate solutions resulting in the substantially equivalent economic effect.

(b) Unvested Company RSAs.

(i) Pursuant to the Offer made in accordance with Section 3.2, in respect of Unvested Company RSAs, Purchaser shall offer each holder of Unvested Company RSAs the right to enter into a cancellation agreement (or, where applicable, a deed of cancellation) (an “RSA Cancellation Agreement”) pursuant to which such holder shall agree to cancel, effective as of the Offer Acceptance Time, such Unvested Company RSA and replace it with a right to receive:

(1) If the holder is a French tax resident, a grant (each such grant, a “Parent RSU Grant”) for that number of Parent RSUs calculated as set forth on Section 3.5.2(b)(i) of the Company Disclosure Letter; or

(2) If the holder is not a French tax resident, at Purchaser’s discretion, either (I) a Parent RSU Grant for that number of Parent RSUs calculated as set forth on Section 3.5.2(b)(i) of the Company Disclosure Letter or (II) the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such Unvested Company RSA multiplied by (y) the Offer Price, subject to any required withholding of Taxes (the “Cash Replacement RSA Amount”), which Cash Replacement RSA Amount will be subject to the holder’s continued employment with Parent, the Company, or any of their Affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSA for which such Cash Replacement RSA Amounts were exchanged would have vested pursuant to its terms, or, with respect to Company RSAs subject to the mandatory holding period under Section 102 of the Israeli Tax Ordinance such time when the applicable mandatory holding period ends. The Company and Parent shall cooperate in filing as soon as reasonably practicable, an application with the Israeli Tax Authority, in the form and substance reasonably satisfactory to Parent’s counsel in order to obtain a tax pre-ruling approving the above treatment with respect to Unvested Company RSAs and to the extent such pre-ruling is obtained will comply with its terms.

(ii) Each Parent RSU Grant shall be subject to the vesting schedule set forth on Section 3.5.2(b)(ii) of the Company Disclosure Letter and to the terms and conditions set forth in the Parent Stock Compensation Plan and the related grant notice, provided that Parent RSAs awarded to French tax resident holders shall not subject to any lock-up period, unless they qualify for the French favorable tax regime.

(c) Further Actions for Company RSAs. The Company (including the Company Board or any committee thereof which governs or administers the outstanding Company RSAs and/or the Company RSA Plans) shall use commercially reasonable efforts to (i) pass resolutions and, as necessary, obtain any required individual consents from the holders of RSAs and take all actions reasonably necessary or advisable, to the extent permitted by applicable Law, to effect the transactions contemplated by this Section 3.5.2 and (ii) to terminate each Company RSA Plan, effective at such time as no Company RSAs are outstanding under such Company RSA Plan. At Parent’s election, an RSA Cancellation Agreement may include a provision providing for the cancellation of any Company Options held by the holder thereof.

3.5.3 Company Warrants.

(a) In-the-Money Vested Company Warrants. Pursuant to the Offer made in accordance with Section 3.2, Purchaser shall offer to each holder of an In-the-Money Vested Company Warrant the right, immediately prior to the Offer Acceptance Time, to enter into a cashless arrangement or a financing facility or an equivalent mechanism (in each case and to the extent permitted under applicable Laws, would be implemented through a third party) (the “Warrant Liquidity Mechanism”) to fund the payment of the aggregate exercise price and applicable Tax withholding obligations for exercising their In-the-Money Vested Company Warrants, subject to the holder of such Company Warrant undertaking, at the Offer Acceptance Time, to tender the underlying Company Shares acquired upon the exercise of such Vested Company Warrant into the Offer and to repay the aggregate exercise price and any applicable Tax withholding obligations funded through such Warrant Liquidity Mechanism (as applicable, “Warrant Liquidity Mechanism Expenses”).

(b) In-the-Money Unvested Company Warrants. Pursuant to the Offer made in accordance with Section 3.2, in respect of In-the-Money Unvested Company Warrants issued by the Company Warrant Plans, Purchaser shall offer to each holder of an Unvested Company Warrant the right to enter into a cancellation agreement (a “Warrant Cancellation Agreement”) pursuant to which such holder shall agree to cancel, effective as of the Offer Acceptance Time, such In-the-Money Unvested Company Warrant and replace it with a right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such In-the-Money Unvested Company Warrant multiplied by (y) the excess of the Offer Price over the applicable per share exercise price under such In-the-Money Unvested Company Warrant, subject to any required withholding of Taxes (the “Cash Replacement Warrant Amount”), which Cash Replacement Warrant Amount will be subject to the holder’s continued service agreement or board member status with Parent, the Company, or any of their Affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Warrant for which such Cash Replacement Warrant Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Warrant Amounts will have the same terms and conditions (including, with respect to vesting and acceleration) as applied to the award of Unvested Company Warrants for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as Parent and the Company determine are appropriate to conform the administration of the Cash Replacement Warrant Amounts.

(c) Further Actions for Company Warrants. The Company (including the Company Board or any committee thereof which governs or administers the outstanding Company Warrants and/or the Company Warrant Plans) shall use commercially reasonable efforts to pass resolutions and, as applicable, to obtain any required consents from the holders of Company Warrants and more generally to take all actions necessary or advisable, to the extent permitted by applicable Law, (i) to effect the transactions contemplated by this Section 3.5, (ii) to terminate each Company Warrant Plan effective at such time as no Company Warrants under such Company Warrant Plan are outstanding, and (iii) terminate any Company Warrant that has not been issued under a Company Warrant Plan and has not be tendered pursuant to Section 3.5.3(a). For clarity, no amounts shall be payable with respect to Out-of-the-Money Company Warrants in connection with the Transactions, whether vested or unvested.

3.6 General Meeting.

3.6.1 Holding the GM. Subject to the provisions of this Section 3.6 and the decision of Parent pursuant to Section 3.7, if the Company decides to proceed with the Transactions pursuant to Section 2.3, the Company shall, as promptly as practicable after completion of the Post-Offer Consultation and in any event after receipt of all required appraiser reports in connection with the Merger and the Demerger, call an ordinary and an extraordinary general meeting of its shareholders (the “GM”), to be held no later than 40 calendar days thereafter, to:

(a) propose to adopt one or more resolutions, subject to the Offer Acceptance Time having occurred, to effectuate and complete a contribution in kind subject to the demerger regime (apport partiel d’actif soumis au régime juridique des scissions) (the “Demerger”) as a result of which all of the Company’s assets and liabilities will be spun into a newly incorporated société par actions simplifiée organized under the Laws of France that is wholly owned by the Company (“Demerger Sub”) in exchange for shares in Demerger Sub as contemplated by the Demerger Agreement (the “Demerger Resolutions”), it being agreed that a tax request for a ruling will be filed in connection with the Demerger (and before any the Demerger Resolutions) notably with respect to the transfer of available carried-forward tax losses (including carried forward non-deductible interest) of the Company to Demerger Sub in accordance with section 209 II of the French tax code. In that respect, the Parties shall, fully, in good faith, in a timely, complete, and sincere manner, collaborate, discuss, coordinate, and release to each other all necessary and accurate information and documentation;

(b) propose to adopt resolutions to, subject to the Offer Acceptance Time having occurred, approve the Merger as contemplated by the Merger Agreement as provided for under Articles L. 236-1 et seq. and L. 236-31 et seq. of the French Commercial Code (the “Merger Resolutions”);

(c) propose to in accordance with Section 3.4(a), adopt one or more resolutions effective upon (and subject to the occurrence of) the Offer Acceptance Time to appoint the Purchaser Directors to replace the resigning directors of the Company Board, to accept the resignations of the resigning directors of the Company Board and to otherwise ensure the Company Board is comprised of the directors contemplated by Section 3.4(a) (the “Governance Resolutions”); and

(d) conduct such other business as may properly come before the meeting.

3.6.2 GM Materials.

(a) On the Company Board Recommendation Date, the Company shall begin to prepare a proxy statement or other disclosure document in connection with the GM (the “Proxy Statement”) and any other appropriate materials for the GM (together with the Proxy Statement and with any amendments and supplements thereto and any other documents, including the Offer to Purchase and Schedule 14D-9 (as defined below) the “GM Materials”) relating to the matters set forth in Section 3.6.1. Subject to Section 7.1.2, the Company shall include the Company Board Recommendation in the GM Materials;

(b) Parent shall cooperate with the Company in the preparation of the GM Materials and furnish promptly to the Company all available information concerning Parent, Purchaser and any of their Affiliates required to be set forth in the GM Materials. The Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on the GM Materials (and any amendments thereto) each time prior to their filing with the SEC and/or dissemination to the shareholders of the Company, as applicable, and the Company shall give reasonable and good faith consideration to all reasonable additions, deletions or changes to such documents (and any amendments thereto) suggested thereto by Parent and its counsel;

(c) The Company shall provide Parent and its counsel, to the extent not prohibited under applicable Law, with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from any Relevant Authority with respect to the GM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall give reasonable and good faith consideration to all reasonable additions, deletions or changes to such response proposed by Parent and its counsel), including by participating with the Company or its counsel in any discussions or meetings with the Relevant Authority to the extent such participation is not prohibited by the applicable Relevant Authority; and

(d) The parties hereto agree that, notwithstanding the notice provisions of this MoU, communications with respect to the GM Materials, including communications related to any Relevant Authority comments, may be made on behalf of each Party by email through their respective counsel.

3.6.3 Postponement of GM. The Company shall consult with Parent regarding the date of the GM (or any Subsequent GM) and, unless this MoU is validly terminated in accordance with Article IX, shall not cancel, postpone or adjourn the GM (or any Subsequent GM) without the prior written consent of Parent; provided, that the Company may, following reasonable consultation with Parent, and, to the extent requested in writing by Parent, the Company shall, adjourn, postpone or cancel and reconvene the GM (or any Subsequent GM) solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to the relevant GM Materials that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law is made available to the Company’s shareholders in advance of the GM (and any Subsequent GM) or (y) on no more than two (2) occasions of not more than ten (10) Business Days each, to solicit additional proxies in favor of the approvals set forth in Section 3.6.1, if as of the date of the scheduled GM (or any Subsequent GM) there are not sufficient proxies that have been received approving such matters. In the event the GM (or any Subsequent GM) is adjourned, postponed or cancelled and reconvened pursuant to the foregoing proviso, the Company shall duly give notice of and reconvene the GM or such Subsequent GM on a date scheduled by mutual agreement of the Company and Parent, each acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such adjournment, postponement or cancellation but, in any event, no later than the day that is thirty-five (35) days following the date of such adjournment, postponement or cancellation (or, in the case of any Subsequent GM, a date that shall be prior to the date on which the Expiration Date shall occur).

3.6.4 Compliance with GM Requirements. The Company shall use commercially reasonable efforts to ensure that the GM (and any Subsequent GM) is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. Without limiting the foregoing, prior to holding the GM (or any applicable Subsequent GM), the Company will use commercially reasonable efforts to comply in all material respects with all applicable requirements with respect to the holding of an GM (or Subsequent GM, if applicable) to act upon the Merger Resolutions, including the pre-meeting filing and publication requirements of the French Commercial Code with respect to the Merger (collectively, the “French Merger Publication”). Notwithstanding anything to the contrary in this Section 3.6, the date of the French Merger Publication shall be on a date reasonably selected by Parent and the Company, and the GM (or Subsequent GM, if applicable) shall be held in compliance with all applicable Laws as promptly as practicable after the date of the French Merger Publication. The approval of the matters set forth in Sections 3.6.1(a)-3.6.1(d) shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the GM (and any Subsequent GM), unless otherwise reasonably proposed by the Company and approved in advance in writing by Parent.

3.6.5 Subsequent GM. Notwithstanding anything to the contrary in this MoU, if the Company Board determines in its reasonable discretion that any additional shareholders resolutions should be adopted in order to approve any of the Signing Transactions, or if the Governance Resolutions, the Merger Resolutions or the Demerger Resolutions have not been adopted at the GM, then, in each case, the Company shall, following consultation with Parent, duly call and give notice of another GM (a “Subsequent GM”), which will take place at a date determined by the Company and reasonably acceptable to Parent and not later than a date that is prior to the date of the Expiration Date, at which the Governance Resolutions, the Merger Resolutions or the Demerger Resolutions, or the additional resolutions as referred to above will be considered or reconsidered, as the case may be.

3.6.6 GM and Alternate Proposal. Without limiting the generality of the foregoing, but subject to the Company’s rights to terminate this MoU in accordance with Article IX, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the GM (and any Subsequent GM) in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this Section 3.6, in each case, will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternate Proposal (whether or not a Superior Proposal) or any Change in Company Board Recommendation. Unless this MoU is validly terminated in accordance with Article IX, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Alternate Proposal (whether or not a Superior Proposal).

3.6.7 Company GM Covenant. Except to the extent there has been a Change in Company Board Recommendation, at and prior to the GM (and any Subsequent GM), the Company shall use commercially reasonable efforts to secure the approval of the matters set forth in Section 3.6.1 following the time at which such matters are submitted to the Company’s shareholders for approval.

3.7 Post-Offer Reorganization.

3.7.1 Post-Offer Reorganization Options. Following the later of the Offer Acceptance Time or, if applicable, the closing of the Subsequent Offering Period, Parent may (but for the avoidance of doubt, shall not be required to) effectuate, or cause to be effectuated, in which case the Company and its Subsidiaries shall effectuate a corporate reorganization (the “Post-Offer Reorganization”) of the Company and its Subsidiaries, which will be (x) a Post-Offer Reorganization identified in Section 3.7.1(a) or Section 3.7.1(b) (or any combination of the foregoing), or (y) with the prior written consent of the Company (prior to the Offer Acceptance Time) or the Independent Directors in office at that time (following the Offer Acceptance Time) (in each case, such consent not to be unreasonably withheld, conditioned or delayed) and if permissible under applicable Law, at Parent’s election, shall be comprised of any of the following other Post-Offer Reorganizations (it being understood that, as of the date hereof, Parent has a preference for effectuating the Demerger and the Merger, and any reference to the Company in this Section 3.7.1 shall be deemed to refer to the Company or any of its legal successors):

(a) the Demerger;

(b) the Merger;

(c) a statutory legal demerger (apport partiel d’actif) of the Company in accordance with Articles L. 236-27 et seq. of the French Commercial Code;

(d) a statutory (cross-border or domestic) legal (bilateral or triangular) merger in accordance with Articles L. 236-1 and seq. and, as the case may be, L. 236-31 et seq. of the French Commercial Code between the Company, Purchaser and/or any Affiliate of Parent;

(e) a cross-border conversion of the Company in accordance with Articles L. 236-50 et seq. of the French Commercial Code;

(f) a transfer by way of sale of all or, at the option of Parent, part of the Company’s assets and liabilities to a newly incorporated or existing company; and

(g) any combination of the foregoing.

3.7.2 Post-Merger Reorganization. The Company acknowledges that, upon completion of the Merger, Parent may (but for the avoidance of doubt, shall not be required to) effectuate, or cause to be effectuated, in which case Merger Sub (as successor of the Company) and its Subsidiaries shall effectuate, and the Company Board shall reasonably cooperate with Parent (at Parent’s sole cost) to facilitate and procure the preparation of, a corporate reorganization (the “Post-Merger Reorganization”) of Merger Sub and its Subsidiaries, which will be (x) a Post-Merger Reorganization identified in Section 3.7.2(a) or 3.7.2(b) (or any combination of the foregoing), or (y) with the prior written consent of the Independent Directors in office at that time (such consent not to be unreasonably withheld) and if permissible under applicable Law, at Parent’s election, shall be comprised of any of the following Post-Merger Reorganizations (it being understood that, as of the date hereof, Parent has a preference for effectuating the Merger Squeeze Out, and any reference to Merger Sub in this Section 3.7.2 shall be deemed to refer to Merger Sub or any other entity directly or indirectly holding all or substantially all of the business of the Company upon completion of the Post-Offer Reorganization):

(a) the Merger Squeeze Out (provided that Purchaser has changed its legal form into a German stock corporation (Aktiengesellschaft)) or, alternatively, the Statutory Squeeze Out;

(b) the conclusion of a profit and loss transfer and domination agreement (Ergebnisabführungs- und Beherrschungsvertrag) analogous/pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz) with Purchaser as the dominating and the Merger Sub as the dominated entity;

(c) a sale and transfer of any or all assets and/or liabilities between Merger Sub and its Affiliates or between Merger Sub, on the one hand, and Purchaser or Parent, on the other hand, or their respective Affiliates;

(d) a distribution of proceeds, cash and/or assets to the shareholders of Merger Sub or share buybacks;

(e) a dissolution and/or liquidation of Merger Sub;

(f) a contribution of cash and/or assets by Purchaser, Parent or by any Affiliate of Parent in exchange for ordinary shares in Merger Sub’s share capital by means of an ordinary capital increase of Merger Sub under Sections 182 et seqq. German Stock Corporation Act, in which circumstances the subscription rights of Merger Sub’s minority shareholders could be excluded subject to Section 186 paras. 3 and 4 German Stock Corporation Act;

(g) any transaction between Merger Sub and Purchaser or their respective Affiliates at terms that are not at arm’s length (subject to approval by the Independent Directors);

(h) any transactions, restructurings, share issues, procedures and/or proceedings in relation to Merger Sub and/or one or more of its Affiliates required to effect the aforementioned transactions; and

(i) any combination of the foregoing.

3.8 Rule 13e-3 Compliance. The Parties acknowledge and agree that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3. Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal board meeting or investment committee materials or analyses or any information which it considers being commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and confirm that the Parties who are directors or employees of the Company or its subsidiaries shall not be obligated to provide any information in breach of any of their respective obligations or fiduciary duties to the Company, except to the extent required by Rule 13e-3.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the disclosure letter dated the date hereof delivered to Parent by the Company (the “Company Disclosure Letter”), (b) disclosed in any Annual Report on Form 20-F of the Company, or (c) disclosed in any release, report, schedule, form, statement or other document filed with or furnished to the SEC or the French Registry of Commerce and Companies (Registre de commerce et des sociétés) at least one (1) Business Day prior to the date hereof and, in each case of clauses (b) and (c), only if such release, annual report, report, schedule, form, statement or other document is publicly available on the date hereof on the “Investor Relations” section of the website of the Company or on the website of the SEC or at the French Registry of Commerce and Companies (Registre de commerce et des sociétés) (collectively, the “Company Reports”) (other than disclosures relating to risk factors or any disclosure in any Company Report to the extent that such disclosure is predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.2 and Section 4.7), the Company hereby represents and warrants to Parent as follows:

4.1 Organization, Good Standing and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (i) are entities duly organized, validly existing and in good standing (where such concept is recognized under applicable Law), (ii) have corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) are duly qualified or licensed to do business as a foreign corporation and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business make such qualifications or licensing necessary, except with respect to clause (iii), where the failure to be so qualified or licensed, as applicable, has not resulted and is not reasonably expected to result in a Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company, identifying the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding capital stock or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 4.1(b) of the Company Disclosure Letter. Except as set forth in Section 4.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

4.2 Capitalization.

(a) As of August 3, 2023 at 4:00 p.m., E.D.T., the outstanding share capital of the Company consists of 233,892,954 Company Shares, each with a nominal value of €0.01 per share. As of August 3, 2023 at 4:00 p.m., E.D.T.: (i) 233,892,954 Company Shares were issued and outstanding, and (ii) no Company Shares were held in the treasury of the Company (including Company Shares held by Subsidiaries). As of August 4, 2023, at 4:00 p.m.,

E.D.T., there are (x) 2,319,048 Company Shares underlying Company Share Options, with a weighted average exercise price of approximately $1.73, (y) 4,956,288 Company Shares underlying Company Warrants, with a weighted average exercise price of approximately $1.12 and (z) 16,613,399 Company Shares underlying Unvested Company RSAs (and, in the case of any performance-based awards of Company RSAs, assuming performance achievement at maximum).

(b) Each of the outstanding shares or other equity interests in the Company are duly authorized, validly issued and fully paid. Except as set forth in Section 4.2(a) above (and except for the Convertible Notes), as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, phantom stock, profit participation, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other equity interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) Each of the outstanding shares of capital stock or other equity interests in each of the Company’s Subsidiaries that is held by the Company or by a direct or indirect Subsidiary of the Company is duly authorized, validly issued, fully paid and, to the extent applicable, non-assessable, and the Company or a direct or indirect Subsidiary of the Company has legal title to such outstanding shares or other equity interests. All shares of capital stock or other equity interests in each of the Company’s Subsidiaries owned by the Company or by a direct or indirect Subsidiary of the Company are free and clear of any Lien. Except as set forth above (and except for the Convertible Notes), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, phantom stock, profit participation, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any of the Company’s Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any of the Company’s Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) Except for the Convertible Notes, there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any of the Company’s Subsidiaries issued and outstanding or reserved for issuance. None of the Company or any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any such shares of capital stock or other equity interests.

(e) Section 4.2(e) of the Company Disclosure Letter contains a true and complete list, as of August 4, 2023, of (i) the number of Company Shares subject to each outstanding Company Share Option, the name of the holder, the exercise price, the grant date, the general vesting schedule and the expiration date of each such Company Share Option, (ii) the number of Company Shares subject to each outstanding non-vested Company RSA, the name of the holder, the grant date, the vesting schedule, end of acquisition period and delivery date, and the Company RSA Plan pursuant to which such Company RSA was granted, (iii) the number of Company Shares that have been delivered pursuant to the vested Company RSAs and are subject to a lock-up period, the name of the holder, the end of acquisition period / delivery date, the end of the lock-up period and the Company RSA Plan pursuant to which such Company Shares were acquired, and (iv) the number of Company Shares subject to each outstanding Company Warrant, the name of the holder, the subscription date, the exercise price and the Company Warrant Plan pursuant to which such Company Warrant was issued. The Company has not issued any Company Shares (other than pursuant to Company Share Options, Company RSAs or Company Warrants granted prior to the date hereof) and has not granted Company Share Options, Company RSAs, Company Warrants or any other equity interests in the Company or any of its Subsidiaries since July 31, 2023 through the date hereof. All outstanding Company Share Options are fully vested.

4.3 Corporate Authority. The Company has all requisite organizational power and authority and has taken all organizational action necessary in order to authorize, execute and, unless the Company Board decides not to proceed with the Transactions in accordance with Section 2.3, perform its obligations under this MoU. Assuming that Parent has validly and properly entered into this MoU, this MoU is a valid and, unless the Company Board decides not to proceed with the Transactions in accordance with Section 2.3, binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights (the “General Enforceability Exceptions”).

4.4 Non-contravention. The execution by the Company of this MoU, the compliance by it with all of the provisions of and, unless the Company Board decides not to proceed with the Transactions in accordance with Section 2.3, the performance by it of its obligations under this MoU and the consummation of the Offer, (a) will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both), other than Permitted Liens and the acceleration of the rights to exercise the Company Share Options, Company Warrants, Company RSAs or Convertible Notes, pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any Material Contract, or result in any change in the material rights and material obligations of any party under any Material Contract, in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound, (b) will not violate or conflict with any Permit issued to the Company or any of its Subsidiaries (assuming receipt by Parent of all authorizations, consents, Permits and approvals required in connection with the Offer), (c) will not violate or conflict in any material respect with the Organizational Documents of the Company or any of the Company’s Subsidiaries, or (d) assuming all authorizations, waivers, consents, filings, registrations and approvals described in Section 4.5 have been obtained, made or given, will not violate or conflict with any applicable Law, except (in the case of clauses (a), (b) and (d)) for such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, have not resulted and are not reasonably expected to result in a Material Adverse Effect.

4.5 Required Consents. Other than (a) the Regulatory Approvals, (b) authorizations, waivers, consents, filings, registrations or approvals in connection with or in compliance with the Exchange Act, and (c) such other authorizations, waivers, consents, filings, registrations or approvals that, if not obtained, made or given, individually or in the aggregate, are not reasonably expected to result in a Material Adverse Effect, no authorizations, waivers, consents, filings, registrations or approvals are required to be made by the Company or any of its Subsidiaries with, or obtained by the Company or any of its Subsidiaries from any Relevant Authority, in connection with the performance by the Company of its obligations hereunder and the consummation of the Offer.

4.6 Reports; Financial Statements; Internal Control and Disclosure Control.

(a) The Company Reports were, to the extent required under applicable Law, filed or furnished in a timely manner, and are in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Company Reports that were required to be filed with the SEC or the French Registry of Commerce and Companies (Registre de commerce et des sociétés), as the case may be, complied in all material respects with the requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports filed or furnished with the SEC (i) fairly present in all material respects the consolidated statements of financial position, the consolidated statements of operations, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity (deficit), and the consolidated statements of cash flow as at the dates and for the periods referred to therein and (ii) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, for normal year-end adjustments that are not, individually or in the aggregate, material in amount or nature).

(c) The Company maintains a system of accounting and internal controls designed to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of the Company and its consolidated Subsidiaries in accordance in all material respects with IFRS and applicable Laws. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of Company Board (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting, and any such disclosures have been made available to Parent, except to the extent such disclosures relate to matters that are not reasonably expected to result in a Material Adverse Effect.

4.7 Absence of Certain Changes. Since December 31, 2022, (a) the Company has conducted the business of the Company in the ordinary course of business, (b) there has not been any change or development that, individually or in the aggregate, has resulted or is reasonably expected to result in a Material Adverse Effect and (c) except in connection with the authorization, preparation, negotiation, execution or performance of this MoU or the consummation of the Transactions, the Company and its Subsidiaries have not taken or refrained from taking any action, which if taken or refrained from being taken during the period commencing after the date hereof and the Offer Acceptance Time, would be prohibited (without Parent’s consent) by clauses (a), (c), (e), (f), (i) and (l) of Section 7.1.1.

4.8 Litigation.

(a) As of the date hereof, there are no Actions or Orders that would reasonably be expected to materially impair the ability of the Company to consummate the Offer or the other Transactions pending or, to the knowledge of the Company, threatened in writing, pending by or against the Company or any of its Subsidiaries, before or by any Relevant Authority, except those that would not reasonably likely to, individually or in the aggregate, have a Material Adverse Effect.

(b) Other than Actions or Orders of the type covered by clause (a) above, there are no Actions (nor are any such Actions or Orders pending or, to the knowledge of the Company, threatened in writing), pending by or against the Company or any of its Subsidiaries or affecting any of their respective properties or assets, before or by any Relevant Authority or Orders affecting any of their respective properties or assets, except, in each case, those that would not reasonably likely to, individually or in the aggregate, have a Material Adverse Effect.

4.9 Intellectual Property.

(a) Except as would not be material to the Company or any of its Subsidiaries and except as disclosed under Section 4.9(a)(i) of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to each item of Intellectual Property and Technology that the Company or any of its Subsidiaries, as applicable, owns or purports to own (the “Company Owned Intellectual Property”) free and clear of any Liens (other than Permitted Liens), exclusive licenses and obligations to grant any of the foregoing, and (ii) the Company Owned Intellectual Property, together with all Intellectual Property and Technology licensed by the Company pursuant to valid and enforceable written Contracts (collectively, the “Company Intellectual Property”) constitute all Intellectual Property and Technology used in or necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted. Section 4.9(a)(ii) of the Company Disclosure Letter sets forth an accurate and complete list of each item of Intellectual Property that is registered or the subject of an application for registration or similar recognition (including Internet domain names) and that is owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries (the “Company Registered IP”).

(b) Except as would not be material to the Company or any of its Subsidiaries, (i) none of the issued Company Registered IP or other Company Intellectual Property is invalid or unenforceable, and (ii) all applicable fees and filings (including payments to any employees, contractors or representatives of the Company or its Subsidiaries) have been made that were necessary to have been made prior to the date of this MoU in order to ensure the validity and enforceability of or otherwise maintain in good standing all Company Registered IP. With respect to all material Patents included in the Company Registered IP: (A) such Patents have been prosecuted in good faith, (B) such Patents are not subject to any terminal disclaimer, (C) such Patents disclose patentable subject matter, and (D) the Company and its patent counsel have complied with their duty of candor and disclosure to all relevant offices with respect to such Patents and have made no misrepresentations in connection with the prosecution or maintenance of such Patents. All legally required compensation have been paid to any employee of the Company and/or its Subsidiaries in the event they contributed to the development of any invention covered by any Patent included in the Company Registered IP or other patentable inventions.

(c) The consummation of the Transactions will not result in (i) Parent, the Company or any of their respective Affiliates granting to any third Person any right to or with respect to any Intellectual Property (other than rights granted by the Company and its Subsidiaries on or prior to the Commencement Date under Intellectual Property held by the Company or any of its Subsidiaries as of the Commencement Date), (ii) Parent, the Company or any of their respective Affiliates being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iii) Parent, the Company or any of their respective Affiliates being obligated to pay any royalties or other license fees with respect to Intellectual Property of any third Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this MoU or the Transactions contemplated hereby.

(d) (i) Except as would not be material to the Company or any of its Subsidiaries, and except as disclosed under Section 4.9(d) of the Company Disclosure Letter, and solely to the knowledge of the Company with respect to third party Patents, the operation of the Company’s and each of its Subsidiaries’ businesses (including as previously conducted and, currently conducted), including any products sold and services offered by the Company or any of its Subsidiaries, has not in the past six (6) years infringed upon, misappropriated, engaged in unauthorized use of, or otherwise violated, and does not infringe upon, misappropriate, or otherwise violate, any Intellectual Property owned by any third party, and (ii) there are no, and in the past six (6) years there has not been any, Action or allegation (including offers to license) sent or received in writing by, pending against, or threatened against (A) a third party alleging any infringement, violation, misappropriation, or unauthorized use of (including in violation of, or in excess of the rights granted in, any applicable license) any Company Intellectual Property, or (B) the Company or any of its Subsidiaries alleging (or claiming right to indemnification for any) infringement, violation, misappropriation, or unauthorized use of (including in violation of, or in excess of the rights granted in, any applicable license) any Intellectual Property owned by any third party, alleging any invalidity or unenforceability of any Company Intellectual Property

(except for office actions in the ordinary course of prosecution of an application for the registration of Intellectual Property), or claiming rights to additional compensation (including additional remuneration and fair price) for Intellectual Property or Technology contributed to, developed, or conceived of by any current or former employee of the Company or any of its Subsidiaries. To the knowledge of the Company, and except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, no third party is infringing upon, misappropriating, engaged in unauthorized use of, or violating, and has not in the past six (6) years infringed upon, misappropriated, engaged in unauthorized use of, or violated any material Company Intellectual Property.

(e) The Company and its Subsidiaries have used commercially reasonable efforts to maintain and protect all of the Company Intellectual Property, including by maintaining the secrecy, confidentiality, and value of the information the Company and its Subsidiaries have chosen or are obligated to maintain as Trade Secrets or in confidence, including the Company Proprietary Source Code. Each employee, officer or contractor that has contributed, developed or conceived of, for the Company or any Subsidiary, any Technology or Intellectual Property, in each case that the Company owns or purports to own, have done so pursuant to a valid and enforceable written form of proprietary information and invention and Intellectual Property assignment or similar agreement assigning (via a present grant of assignment) to the Company or one of its Subsidiaries all such Intellectual Property and Technology, which agreement includes all requirements under applicable Law relating to the assignment of any inventor or author’s rights to Intellectual Property and/or Technology. Except as disclosed under Section 4.9(e) of the Company Disclosure Letter, no Trade Secrets included in the Company Intellectual Property have been disclosed or authorized to be disclosed by the Company, or to the knowledge of the Company, by any other Person to any Person, other than in the ordinary course of business pursuant to a written confidentiality and non-disclosure agreement or where the Company determined in its reasonable business judgment to no longer protect such Trade Secret as a Trade Secret under applicable Law, and to the knowledge of the Company, there has not been any unauthorized access to or disclosure of any such Trade Secrets (including any Company Proprietary Source Code). Each Person that has had or currently has access to any Trade Secrets of the Company and its Subsidiaries (including any Company Proprietary Source Code) is subject to binding duties or obligations to the Company regarding the confidentiality and non-disclosure thereof. To the knowledge of the Company, no Person is in breach of any agreement or obligation referenced in this Section 4.9(e).

(f) The Company and its Subsidiaries have not assigned, abandoned, sold or otherwise transferred ownership of any Intellectual Property that, but for such assignment, abandonment, sale or other transfer, would have constituted material Company Owned Intellectual Property.

(g) The Company and its Subsidiaries have not used in, incorporated into, or linked or combined (by linking or otherwise), provided as a service, or made available with a Company Product or Company Proprietary Source Code any third party Open Source Software or any modification or derivative thereof in a manner that results in any obligation of the Company or its Subsidiaries to disclose or distribute the Company Proprietary Source Code to any third party, or to license or provide the Company Products or Company Proprietary Source Code free of charge or for nominal charge, or for the purpose of redistribution, or making or distributing modifications or derivative works thereof, or conditioned the grant of any rights on any of the foregoing. Section 4.9(g) of the Company Disclosure Letter sets forth a listing of all Open Source Software used by the Company in connection with any Company Product, along with the corresponding license.

(h) The Company and its Subsidiaries are in material compliance with all obligations under the applicable licenses to any Open Source Software and/or other Intellectual Property licensed from a third party that is included or incorporated in, or necessary for the design, manufacturing or provision of any Company Product, and have not, in the last three (3) years, received any written notice from any third party claiming any such noncompliance.

(i) Except as disclosed under Section 4.9(i) of the Company Disclosure Letter, the Company and its Subsidiaries have not disclosed, licensed, released, distributed, escrowed (other than a covenant by any of them in the ordinary course of business consistent with past practice in a customer Contract to, upon the request of the customer, enter into a separate written escrow agreement), granted any rights to, or made available the Company Proprietary Source Code to any third party (other than disclosure to employees and service providers who have a need for such access in connection with providing services to the Company or its Subsidiaries and have executed confidentiality and non-disclosure agreements in the ordinary course of business), and the consummation of the Transactions will not trigger the disclosure, license, distribution, or release of, or give rise to any other Person having the right to access, receive, or obtain any right or license to, any of the Company Proprietary Source Code. No event has occurred, and except as disclosed under Section 4.9(i) of the Company Disclosure Letter, no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any Company Proprietary Source Code be disclosed, licensed, released, distributed, escrowed, or made available to or for, or any other grant of any right be made with respect thereto, any Person. Section 4.9(i) of the Company Disclosure Letter sets forth (i) Company Products that are currently designed, developed (or in development), manufactured, sold, licensed, distributed, marketed, provided or otherwise made commercially available, and (ii) material Intellectual Property or Technology used in, incorporated into, embedded in or otherwise necessary for the design, manufacturing or assembly of the Company Products as described in (i), including, to the knowledge of the Company, any necessary patents except for Standard Essential Patents.

(j) Except as would not be material to the Company or any of its Subsidiaries, taken as a whole, the Company and its Subsidiaries take commercially reasonable actions designed to protect the security and integrity of the information technology systems owned or otherwise controlled by the Company or any of its Subsidiaries, and the confidential data stored or contained therein or transmitted thereby by the Company or its Subsidiaries (such systems and data, “Systems”), including by implementing commercially reasonable procedures designed to prevent unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program. To the knowledge of the Company, there have not been any data security breaches or unauthorized access to any of the Systems.

(k) No funding or grants from any Relevant Authority, or support, funding, resources or assistance from any university, college, other academic institutions, or non-profit research centers, were used in the development of any Company Owned Intellectual Property, and no Person who was involved in or contributed to the creation or development of any Company Owned Intellectual Property has performed services for any Relevant Authority in a manner that would affect the Company’s or any of its Subsidiaries’ rights in and to the any Company Owned Intellectual Property.

(l) Neither the Company nor its Subsidiaries, nor to the knowledge of Company, the employees or any service providers (on behalf of any of the Company and its Subsidiaries) of either the Company or any of its Subsidiaries, have made any submission, contribution or suggestion to, is subject to any Contract with, or has otherwise participated in, participates in, or is or was a member of any Standards Body. Neither the Company nor any of its Subsidiaries has agreed to, and is not otherwise obligated or required to, (i) license, offer a license, or refrain from enforcing any Company Owned Intellectual Property to or against any Person as a result of the Company’s or any of its Subsidiaries’ participation or membership in a Standards Body, or (ii) grant licenses on “RAND”, “FRAND” or similar terms, and neither the Company nor any of its Subsidiaries has in fact granted any license described in this sentence.

(m) To the knowledge of the Company, except as would not be material to the Company or any of its Subsidiaries, taken as a whole, there is no, and since January 1, 2019, has been no (i) Action pending against the Company or any of its Subsidiaries concerning any actual or alleged violation of a Privacy Obligation by the Company or its Subsidiaries, nor (ii) any written allegation pending, received in writing, or, to the knowledge of the Company, threatened against the Company or its Subsidiaries concerning any actual or alleged violation of a Privacy Obligation by the Company or its Subsidiaries.

4.10 Privacy. The Company has made available to Parent the Company’s and its Subsidiaries’ current applicable posted privacy policies (including with respect to Company and its Subsidiaries personnel) and all previous versions thereof posted at any time in the five (5) years prior to the date of this MoU. Except as disclosed under Section 4.10 of the Company Disclosure Letter, the Company’s and its Subsidiaries’ processing, collection, use, maintenance, disclosure, and disposal (“Process”) of Personal Information are in compliance with such applicable posted privacy policies, contractual obligations of the Company and its Subsidiaries relating to privacy, data protection, or data security with respect to Personal Information, applicable Laws in all jurisdictions relating to privacy, data protection, or data security with respect to Personal Information (including, as applicable, the General Data Protection Regulation (EU) 2016/679, the UK General Data Protection Regulation and UK Data Protection Act 2018, and the French Data Protection Law n°78-17 of 6 January 1978 as amended), and PCI-DSS (such policies, obligations, Laws, and PCI-DSS, collectively “Privacy Obligations”), except in each case as would not be material to the Company or any of its Subsidiaries. The Company and its Subsidiaries, in accordance with the requirements under Privacy Obligations, maintain physical, technical, organizational and administrative security measures, including with respect to integrity and confidentiality, designed to protect all Personal Information collected or maintained or processed by the Company or any of its Subsidiaries from and against security breaches and security incidents resulting in accidental or unlawful destruction, loss, alteration and unauthorized processing, access, use, acquisition, modification, and disclosure. To the Company’s knowledge, and except as disclosed under Section 4.10 of the Company Disclosure Letter, the Company and its Subsidiaries have not suffered any security breach or security

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incident resulting in any unauthorized access to or unauthorized use of any System, or in any unauthorized processing, loss, use, acquisition, modification, or disclosure of any Personal Information (together “Personal Information Breach”), and, to the Company’s knowledge, none of the Company’s relevant suppliers, agents, processors, sub-processors or sub-contractors who Process Personal Information on behalf of the Company or any of its Subsidiaries, have suffered a Personal Information Breach affecting such Personal Information. The Company and its Subsidiaries have not received any written claim, complaint, correspondence, communication, request, official notice (including an information notice or enforcement notice) or notice of investigation or other action with respect to Privacy Obligations, from any person, body or data protection authority alleging a breach of any of its Privacy Obligations, investigating any matter in connection with its Privacy Obligations or complaining about the Company or any of its Subsidiaries use of Personal Information, and to the Company’s knowledge, there are no facts or circumstances likely to give rise to any such claim, complaint, correspondence, communication, request, notice, investigation or other action.

4.11 Legal Compliance; Permits.

(a) Since January 1, 2021, neither the Company nor any of its Subsidiaries has been in conflict with, or in default, breach or violation of, any Law or Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except for conflicts, defaults, breaches or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2021, any written notice or communication from any Relevant Authority regarding any actual, alleged, or potential violation in any respect of, or a failure to comply with, any Law or Permit, except for any written notice or communication that would not be, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No investigation or review by any Relevant Authority with respect to the Company or any of its Subsidiaries has occurred at any time in the past three (3) years or is pending or, to the knowledge of the Company, threatened in writing, nor has any Relevant Authority indicated in writing an intention to conduct the same.

(b) The Company and each of its Subsidiaries is in possession of all Permits necessary for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess, or the suspension or cancellation of, any of the Permits would not be, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Permits would not have, or would not reasonably be expected to have, a Material Adverse Effect.

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4.12 Trade Control Laws; Anti-Corruption; Anti-Money Laundering; Sanctions.

(a) The Company and its Subsidiaries are and have been for the previous five (5) years in compliance with (i) all applicable U.S. export, reexport, transfer and import controls and economic sanctions Laws and regulations, including but not limited to the Export Administration Regulations, the International Traffic in Arms Regulations, and the trade and economic sanctions regulations administered by the Office of Foreign Assets Control, (ii) all applicable export, reexport, transfer and import controls and economic sanctions Laws and regulations in other countries in which the Company or its Subsidiaries conduct business, and (iii) anti-boycott Laws administered by the U.S. Department of Commerce and the Internal Revenue Service of the United States (the “IRS”) (“Trade Control Laws”). The Company and its Subsidiaries have obtained, or are otherwise qualified to rely upon, all licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any governmental authority, as required under the Trade Control Laws for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals.

(b) None of the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, agents, or employees (each, an “Associated Person”) is currently or has been for the previous five (5) years (i) the target or subject of any economic sanctions administered, enacted or enforced by the United States, including but not limited to the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Kingdom, the European Union, any European Union member state, or the United Nations Security Council, (collectively, “Sanctions”) (such targets and subjects, “Sanctioned Persons”) or otherwise 50% or more owned or otherwise controlled by Sanctioned Persons, (ii) located, organized, or resident in a country or territory that is (or the government of which is) the target or subject of any such Sanctions (currently, Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, Luhansk, Donetsk, Kherson, and Zaporizhzhia regions of Ukraine) (each, a “Sanctioned Country”), or (iii) engaging in any dealings or transactions, directly or indirectly, with or for the benefit of any Sanctioned Person or in any Sanctioned Country that would reasonably be expected to result in a violation of Trade Control Laws or Sanctions.

(c) To the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company or any Associated Person with respect to any Trade Control Laws or Sanctions is pending or threatened in writing, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to any Trade Control Laws or Sanctions. The Company and its Subsidiaries have established sufficient internal controls and procedures designed to ensure compliance with the Trade Control Laws and Sanctions.

(d) The Company and its Subsidiaries are, and have been in the last five years, in compliance with applicable anti-money laundering and anti-terrorism financing laws of all jurisdictions in which they operate and the rules and regulations promulgated thereunder, and any related or similar rules or regulations, issued, administered or enforced by any Relevant Authority thereof or therein (collectively, the “Anti-Money Laundering and Anti-Terrorism Financing Laws”).

(e) To the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company or any Associated Person with respect to Anti-Money Laundering and Anti-Terrorism Financing Laws is pending or threatened, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to Anti-Money Laundering and Anti-Terrorism Financing Laws.

(f) The Company, its Subsidiaries, and, the Associated Persons are and have been for the previous five (5) years in compliance with all applicable anti-corruption laws, including, each to the extent applicable, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and the French law No. 2016-1961 (the “Anti-Corruption Laws”).

(g) For the previous five (5) years, none of the Company, any of its Subsidiaries or any other Associated Person while acting on their behalf has offered, promised, given, or authorized the offer, promise, or giving of, or accepted or requested, any unlawful compensation, payment, gift, or any other thing of value, directly or indirectly, to or from any Person (whether government-affiliated or not) for the purpose of influencing or inducing any act or decision or inaction in order to obtain, retain or direct business or to secure an improper business advantage in violation of any applicable Anti-Corruption Law.

(h) For the previous five (5) years, to the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company, its Subsidiaries, or any Associated Person with respect to Anti-Corruption Laws is pending or threatened, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company or its Subsidiaries by any Associated Person with respect to any Anti-Corruption Laws. The Company and each of its Subsidiaries have in place systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies and procedures designed to ensure compliance with applicable Anti-Corruption Laws.

(i) In the UK, the Company is not party to a contract for pecuniary interest between one or more persons and government, where the contract has as its object the execution of works, the supply of products or the provision of services and contains one or more of the following features:

(i) either or both the processing or storage of material to which a security classification of SECRET or TOP SECRET has been applied in accordance with the document titled “Government Security Classifications Version 1.1 – May 2018” published by the Cabinet Office;

(ii) a requirement to have List X accreditation as described in the document titled “Security Requirements for List X Contractors Version 10.0 – April 2014” published by the Cabinet Office; and

(iii) a requirement for employees of the qualifying entity to be vetted at or above ‘Security Check’ level as described in guidance titled “National security: vetting clearance levels” published on 12 February 2020 by the United Kingdom Security Vetting.

(j) The Company does not carry on activities in the UK that comprise or include the research, development, production, creation or application of goods or services which are used or provided for defence or national security purposes in circumstances where:

(i) the Company is a government contractor or, to the Company’s knowledge, a sub-contractor in a chain of sub-contractors which begins with the government contractor (as defined in The National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021), which provides goods and services which are used for defence or national security purposes in the UK; or

(ii) the Company has been notified in writing by or on behalf of the Secretary of State that the Company or an employee of the Company holds or has received information, documents or other articles of a classified nature relating to defence or national security activities in the UK.

(k) The Company does not carry on activities in the UK that consist of or include researching, developing or producing goods or technology, including software or information (other than information in the public domain), the export or transfer of which is controlled by virtue of their being specified in the following relevant export control legislation:

(i) Schedules 2 and 3 to the Export Control Order 2008;

(ii) the Schedule to the Export of Radioactive Sources (Control) Order 2006; and

(iii) Annex I to Council Regulation (EC) No. 2009/428 setting up a Community regime for the control of exports, transfer, brokering and transit of dual-use items.

4.13 Material Contracts.

(a) Section 4.13 of the Company Disclosure Letter sets forth an accurate and complete list of each Contract to which the Company or any of its Subsidiaries is a party that constitutes a Material Contract. For purposes of this MoU, each of the following Contracts and the Contracts set forth on Section 4.9(i) of the Company Disclosure Letter shall constitute a “Material Contract”:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act of 1933) with respect to the Company or any of its Subsidiaries that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 or any Company Reports filed after the date of filing of such Form 20-F until the date hereof;

(ii) each Contract with (A) each of the top twelve (12) customers of the Company and its Subsidiaries (excluding, for the avoidance of doubt, resellers, distributors, or sales agents) by revenue received during the twelve (12) month period ending December 31, 2022 and the period beginning on January 1, 2023 and ending on the date hereof (each, a “Material Customer”), (B) each of the top twelve (12) suppliers and vendors of the Company and its Subsidiaries by spend during the twelve (12) month period ending December 31, 2022 and the period beginning on January 1,

2023 and ending on the date hereof (each, a “Material Supplier”) or (C) each of the top eight (8) resellers, distributors, or sales agents of the Company Products and Technology by revenue received therefrom by the Company or any of its Subsidiaries during the twelve (12) month period ending December 31, 2022 and the period beginning on January 1, 2023 and ending on the date hereof (each, a “Material Reseller”) that has not been fully performed, excluding (i) non-disclosure agreements, (ii) purchase or service orders, (iii) sales acknowledgments, (iv) statements of work, in each case of clauses (i) through (iv), that have been satisfied in full;

(iii) any Contracts that are material to the Company and its Subsidiaries concerning the establishment, management or operation of a joint venture, partnership, limited liability company or business alliance;

(iv) all Contracts relating to indebtedness for borrowed money (including any guarantee of such indebtedness) of the Company or any of its Subsidiaries in excess of €200,000, other than Contracts among the Company and its wholly owned Subsidiaries and the Convertible Notes;

(v) all Contracts containing any express non-compete or exclusivity provisions restricting the Company or any of its Subsidiaries, or upon consummation of the Offer, Parent or any of its Subsidiaries, from freely engaging in any line of business, Person or geographic area, that are material to the business of the Company and its Subsidiaries, taken as a whole;

(vi) all Contracts to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries (A) is granted any license, option or covenant not to sue with respect to any Intellectual Property owned by a third party (x) that is used in or necessary for the provision of the Company Product and (y) that is material to the business of the Company and its Subsidiaries, in each case of (x) and (y), excluding (1) Open Source Software Licenses, (2) licenses for generally commercially available off-the-shelf computer software or services that not further resold or distributed by the Company, (3) rights to use confidential information pursuant to confidentiality and non-disclosure agreements that do not otherwise contain an express license to any Intellectual Property, and (4) other unmodified non-exclusive license agreements for Intellectual Property that is licensed pursuant to the applicable licensor’s form agreement and is not material to the Company, (B) has granted to a third party any license, option or covenant not to sue or other right with respect to any Company Intellectual Property (other than (i) non-exclusive licenses to service providers in the ordinary course of business solely for the purpose of providing services to the Company, and (ii) rights to use confidential information pursuant to confidentiality and non-disclosure agreements that do not otherwise contain an express license to any Intellectual Property), or (C) has resolved or entered into arising out of any dispute regarding Intellectual Property, including concurrent use, settlement, and coexistence agreements; provided that all Contracts excluded from clauses (A) and (B) shall not be required to be listed in the Company Disclosure Letter, but are deemed to be Material Contracts for the purposes of Section 4.13(b);

(vii) all Real Property Leases;

(viii) all Contracts that contain obligations of the Company or its Subsidiaries secured by a Lien, and interest rate or currency hedging agreements, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such agreement are greater than €200,000;

(ix) all Labor Agreements;

(x) each Contract that is a settlement, conciliation or similar agreement with any Relevant Authority or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this MoU;

(xi) each Contract for the employment or engagement of any director, officer, employee providing for annual base renumeration compensation in excess of €200,000 in gross or of any independent contractor with annual fees in excess of €100,000, tax excluded;

(xii) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any product of the Company or any of its Subsidiaries;

(xiii) each Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than €100,000 in any one (1) year;

(xiv) each material acquisition or divestiture Contract that contains any material indemnification obligations or any material “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any of its Subsidiaries;

(xv) any material Government Contract that has not been closed out;

(xvi) all Contracts pursuant to which a third party is granted the right to manufacture and/or assemble Company Products, including all Contracts with foundries;

(xvii) all Contracts pursuant to which there is an existing escrow fund or holdback arrangement providing security for any obligation or liability in connection therewith;

(xviii) each material “single source” supply Contract pursuant to which goods or materials are supplied to the Company or any of its Subsidiaries from a sole source; and

(xix) any Contract that contains “most favored nation,” “most favored customer” or similar pricing provisions that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, enforceable against the Company or such Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms subject to the General Enforceability Exceptions, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract. The Company has furnished or made available to Parent correct and complete copies of all Material Contracts, including any amendments, waivers or changes thereto.

4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans (other than employment agreements or offer letters that (x) are substantially consistent with a form provided to Parent prior to the date of this MoU, (y) do not provide for the payment, increase or acceleration of compensation or benefits as a result of a change in control and (z) can be terminated at-will by the employer without notice or provide for notice periods that do not exceed the statutory requirements under applicable Law).

(b) Each Company Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, and there are no Actions (other than routine claims for benefits in the normal operation of a Company Benefit Plan) pending or, to the knowledge of the Company, threatened involving any Company Benefit Plan. None of the Company or any of its Subsidiaries has incurred (whether or not assessed) any Taxes, penalties or other liability under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a timely favorable determination letter or is entitled to rely upon a prototype opinion letter from the IRS that the Company Benefit Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and no circumstance exists that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(d) No Company Benefit Plan is, and none of the Company or any of its Subsidiaries has within the last six (6) years sponsored, maintained, contributed to, had any obligation to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to, (i) an “employee pension plan,” as defined in Section 3(2) of ERISA or any other plan that is or was subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) a “multiemployer plan,” as defined in Section 3(37) of ERISA, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Company or any of its Subsidiaries has any current or contingent liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(e) No Company Shares are held by any current or former employees or directors of the Company or its Subsidiaries in an employee savings plan (Plan d’Epargne Salariale) established pursuant to provisions of the French Labor Code.

(f) Neither the Company nor any of its Subsidiaries provides or has any obligations to provide, and no Company Benefit Plan provides, benefits or coverage in the nature of health, life or other welfare benefits to or in respect of a current or former employee following such individual’s termination of employment with the Company or any of its Subsidiaries or to any other Person (other than death benefits when termination occurs upon death), except as required by applicable Law (including the continuation requirements of Part 6 of Title I of ERISA).

(g) All employer and employee contributions, distributions, reimbursements or payments required by Law or by the terms of such Company Benefit Plan or pursuant to any other contractual obligation (including material contributions to all mandatory provident fund schemes) have been timely made or, if applicable, properly accrued in a timely manner in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(h) Except as contemplated in Section 3.5, neither the execution and delivery of this MoU nor the consummation of any of the Transactions (whether alone or in connection with another event) will (or could reasonably be expected to) (i) result in any payment or benefit (including severance or otherwise), whether or not in conjunction with a termination of employment, becoming due to any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries, (ii) increase any benefits or compensation otherwise payable or provided under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefit or funding or the forfeiture of any such payment, compensation or benefit, (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan or any related trust (including collective custodial vehicles under French law—fonds commun de placement d’entreprise), (v) cause a trust for any Company Benefit Plan to be required to be funded (including collective custodial vehicles under French law—fonds commun de placement d’entreprise), or (vi) result in any payment or benefit that would, individually or in combination with any other payment, be characterized as a “parachute payment” within the meaning of Section 280G of the Code, except to any individual who may constitute a “disqualified individual” for purposes of Section 280G of the Code, as set forth on Section 4.14(h) of the Company Disclosure Letter.

(i) Each Company Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been administered, operated and documented in material compliance with the requirements of Section 409A of the Code and applicable guidance thereunder. Any transfer of property to a US Taxpayer which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(j) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any person for any material income, excise or other Tax incurred by such person pursuant to any applicable federal, state, local or non-U.S. Law related to the collection and payment of any Taxes, including, without limitation, in respect of any Taxes that may be imposed under Sections 4999, 409A or 457A of the Code.

(k) Each Company Benefit Plan that is subject to the applicable Law of a jurisdiction outside the jurisdiction of the United States (a “Foreign Plan”), that is required to be registered or approved by any Relevant Authority has been so registered and approved and has been maintained in all material respects in good standing with applicable requirements of such Relevant Authority, and if intended to qualify for special Tax treatment, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special Tax treatment with respect to such Foreign Plan. No Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or similar plan or arrangement, or has any material unfunded or underfunded liabilities.

4.15 Labor and Employment Matters.

(a) Other than the applicable industry-wide collective bargaining agreement, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement or other similar Contract (each, a “Labor Agreement”) with any labor union, works council, labor organization, or other similar workers’ group or representative (each, a “Labor Organization”), and, except as a result of staff representative elections organized in application of applicable Law, in the past three (3) years, no Labor Organization has represented or, to the knowledge of the Company, attempted to represent, mandate or organize any employees of the Company or any of its Subsidiaries in their capacity as such or made any demand for recognition or certification, and, other than legal information-consultation obligations with the Works Council, as the case may be, (ii) the notice to, consent of, consultation with or the rendering of formal advice by any Labor Organization is not required under applicable Law or Labor Agreement for the Company to enter into this MoU or to consummate any of the Transactions.

(b) In the past three (3) years, there has not been any actual or, to the knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has been affected by, any strike, slowdown, work stoppage, picketing, lockout, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of its Subsidiaries, except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole). There are no outstanding material labor disputes subject to any formal grievance or other dispute resolution procedure, and in the past three (3) years there have been no material labor- or employment-related Actions pending or, to the knowledge of the Company, threatened in writing with respect to any employee or individual independent contractor of the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Laws relating to employment, labor employment practices, and use of independent contractors, consultants and other agents and individual service providers, including all applicable Laws relating to terms and conditions of employment, wages and other compensation (including overtime and holiday/vacation pay), hours, benefits, collective bargaining, employment discrimination, harassment, retaliation, whistleblowing, civil rights, safety and health, workers’ compensation, pay equity, disability rights or benefits, equal opportunity, classification of exempt and non-exempt employees and independent contractors or a similar exemption and/or classification under applicable Law, immigration and work authorization, reductions in force, plant closures, mass layoffs and facility closings (including the WARN Act), SARS-CoV-2 or COVID-19, unemployment insurance and the collection and payment of withholding and/or social security Taxes, and there has been no determination by any Relevant Authority that any independent contractor, consultant or other agent and individual service provider is an employee of the Company and/or its Subsidiaries.

(d) In the past three (3) years, neither the Company nor any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”)), or any comparable Law or under a similar redundancy or reduction in force measure under any other applicable Law or engaged in or conducted any other material reduction in force of employees or other action that triggered the WARN Act.

4.16 Real Property; Equipment.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Section 4.16(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material lease, sublease, concession or other agreement pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property (the “Real Property Leases”). Accurate and complete copies of all such Real Property Leases have been delivered or made available to Parent, and each such Real Property Lease is legal, valid, binding, enforceable and in full force and effect. The Company or one of its Subsidiaries holds a valid and existing leasehold interest in the property leased, subleased or otherwise demised by the Real Property Leases (the “Leased Real Property”). None of the Company or any of its Subsidiaries is in material breach or material default of its obligations under such Real Property Leases and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease.

(b) To the knowledge of the Company, the use and operation of the Leased Real Property is in compliance in all material respects with all applicable zoning, land use, building, fire and other applicable Law. To the knowledge of the Company, there is no existing plan or study by any Relevant Authority or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any of the Leased Real Property. Neither the Company nor any of its Subsidiaries is currently subleasing or sublicensing, or has otherwise granted, to any Person (other than the Company or any of its Subsidiaries) the right to use or occupy any of the Leased Real Property.

(c) All material items of equipment and other tangible assets owned by or leased to the Company and its Subsidiaries are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the businesses of the Company and its Subsidiaries in the manner in which such businesses are currently being conducted.

4.17 Environmental Matters.

(a) The Company and each of its Subsidiaries (i) is and since January 2021 has been in compliance in all material respects with all, and is not subject to any material liability with respect to noncompliance with any Environmental Laws, (ii) has and holds, or has applied for, all material Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance in all material respects with their respective Permits.

(b) There are no Environmental Claims pending nor, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials, the subject matter of which would be likely to result in a material liability.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Action is pending or, to the knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any material liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(d) None of the Company or any of its Subsidiaries has manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no facility or property, including the Leased Real Property, is contaminated with any such Hazardous Material in a manner that would result in material liability pursuant to Environmental Law.

(e) None of the Company or any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law or relating to Hazardous Materials.

(f) The Company has made available to Parent true, correct and complete copies of all material environmental reports, studies, assessments, investigations and audits in its possession or control, which relate to environmental matters or Hazardous Materials in connection with the Leased Real Property or the business of the Company.

4.18 Tax Matters.

(a) Except as disclosed in Section 4.18(a) of the Company Disclosure Letter, all income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects. The Company and its Subsidiaries have at all times duly and properly maintained all Tax Returns, records (including those held in a dematerialized form), files (including the accounting entries file (fichier des écritures comptables)) and other documents required by Law to be so maintained for any Tax purpose.

(b) All material Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid or accrued for in accordance with the Laws and relevant domestic GAAP. Since the date of the most recent financial statements of the Company, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom, practice and Laws. The Company’s most recent financial statements contained in the Company Reports reflect an adequate reserve (established and maintained in accordance with all relevant GAAP and Laws) for all Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements. There are no material Tax liens on the assets of the Company or any of its Subsidiaries other than any Permitted Liens. Except as disclosed in Section 4.18(b) of the Company Disclosure Letter, all Tax credits and attributes that the Company and each of its Subsidiaries have declared are valid. To the Company’s knowledge, no event, transaction, act or omission has occurred which could result in the Company and its Subsidiaries becoming liable to Tax which is primarily or directly chargeable against or attributable to a person other than the Company and its Subsidiaries. The Company and its Subsidiaries will not be liable to pay any charge or supplemental Taxes or will not lose any Tax advantage or Tax credits as a result of the Offer.

(c) Each of the Company and its Subsidiaries has timely paid or withheld all income and material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Relevant Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations, or outstanding extension of the period, for the assessment or collection of any material Tax and there has been no request by a Relevant Authority to execute such a waiver or extension. Except as disclosed in Section 4.18(d) of the Company Disclosure Letter, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified in writing of any request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted in writing or assessed by a Relevant Authority against the Company or any of its Subsidiaries that has not been satisfied in full by payment, settlement or withdrawal by the Relevant Authority. No written claim has been made by a Relevant Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be required to file a material Tax Return in, or is or may be subject to a material amount of Tax by, such jurisdiction. Neither the Company nor any of its Subsidiaries has received any private letter ruling of the IRS or comparable ruling, guidance, or individual decision of any other Relevant Authority, and no request for any such ruling, guidance or individual decision is pending with any Relevant Authority.

(e) With respect to any period for which the statute of limitations remains open, neither the Company nor any of its Subsidiaries has been a party to any transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(f) Each of the Company and its Subsidiaries (i) is not a party to any Tax sharing, indemnification or allocation agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and its Subsidiaries), (ii) has not been included in any consolidated, unitary, combined, or similar Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction, or any state, province, or locality for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is or was the Company or any of its Subsidiaries), (iii) has no liability for a Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), by reason of being a member of an affiliated, consolidated, combined, unitary, or similar group (other than any group that solely includes the Company and/or its Subsidiaries), by operation of Law, by contract (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and its Subsidiaries), under a joint liability, or as a transferee or successor, and (iv) has not agreed and is not otherwise obligated to gross-up any employee or contractor for any income or employment Taxes (including, without limitation any Taxes imposed under Code Sections 409A or 4999 (or any similar provision of state, local or non-U.S. Law)).

(g) Neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” or a “reportable transaction” in each case within the meaning of Treasury Regulation § 1.6011-4 (or any similar provision of state, local or non-U.S. Law, including but not limited to articles 1649 AD and seq. of the French tax code).

(h) The Company is not a real estate company within the meaning of Article 726 of the French tax code. The Company Shares do qualify as shares negotiated on a regulated market for purposes of the provisions of article 726-I 1° of the French tax code. Neither the Company nor any Subsidiary of the Company (i) has ever been treated as a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code nor has any such Person ever filed an election with the IRS under Section 897(i) of the Code to be treated as a U.S. corporation for purposes of Code Section 897, (ii) is a passive foreign investment company within the meaning of Section 1297 of the U.S. Tax Code or (iii) is a controlled foreign corporation within the meaning of Section 957 of the U.S. Tax Code. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has a permanent establishment (within the meaning of an applicable Tax treaty or Laws) or fixed place of business in a country other than its country of formation.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period ending after the Offer Acceptance Time as a result of: (i) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or before to the Offer Acceptance Time, including any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for a taxable period ending on or prior to the Offer Acceptance Time; (ii) any agreement entered into with any Relevant Authority, including, without limitation, any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Offer Acceptance Time; (iii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law); (iv) any installment sale or open transaction disposition made on or prior to the Offer Acceptance Time; (v) prepaid amount, advanced amount, or deferred revenue received on or prior to the Offer Acceptance Time outside the ordinary course of business for which earnings have been accrued for GAAP or IFRS purposes; or (vi) any election, action or agreement that would have the effect of deferring any liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Offer Acceptance Time to any period ending after such date. Neither the Company nor any Subsidiary has a material liability for Taxes (including any installment payments in respect of Taxes) under Code Section 965 (or any similar provision of state, local or non-U.S. Law).

(j) Neither the Company nor any of its Subsidiaries will be required to pay any Tax after the Offer Acceptance Time as a result of any deferral, suspension, favorable regime, subsidy, aid, financial assistance, deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by the Company (including the non-payment of a Tax) on or prior to the Offer Acceptance Time.

(k) Any and all material transactions between or among the Company and its Subsidiaries have been and are on arm’s-length terms for purposes of relevant transfer pricing Laws and have not been determined with a purpose of Tax avoidance, and all related material documentation required by any transfer pricing Laws have been timely prepared, obtained, and retained.

(l) Neither the Company nor any of its Subsidiaries has entered into any arrangements or transactions (or series of arrangements or transactions) the main purpose, or one of the main purposes, of which was the avoidance of Tax.

4.19 Title to Assets. The Company and its Subsidiaries have good and valid title, or good and valid leasehold title, to all assets, including all assets reflected on the audited balance sheet of the Company as of December 31, 2022 included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such statement of financial position), used by the Company and its Subsidiaries to conduct their business as currently conducted, in each case free and clear of any Liens, other than Permitted Liens.

4.20 Insurance. Section 4.20 of the Company Disclosure Letter contains an accurate and complete list of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries, and the Company has delivered or otherwise made available to Parent a copy of all such policies, programs or arrangements. There is no material claim pending or, to the knowledge of the Company, threatened under any of the Company’s or its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds are in full force and effect, are with reputable insurance carriers and provide coverage against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All premiums with respect such policies and bonds have been paid, and the Company has no knowledge of any threatened termination or cancellation of, or material premium increase with respect to, any of such policies or bonds.

4.21 Financial Advisor. Except for Needham & Company, LLC, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered or made available to Parent accurate and complete copies of all Contracts under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees or commissions are payable.

4.22 Government Contracts. Within the last three (3) years, neither the Company nor any of its Subsidiaries has (i) breached or violated any Law, clause or other material requirement pertaining to any Government Contract; (ii) been excluded from bidding by a Relevant Authority; (iii) been audited or investigated by any Relevant Authority with respect to any Government Contract; or (iv) conducted or initiated any internal investigation or made any disclosure with regard to any irregularity in connection with a Government Contract. There are no material outstanding claims or disputes in connection with the Company’s or any of its Subsidiaries’ Government Contracts. To the knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments by any Relevant Authority with regard to any of the Company’s or its Subsidiaries’ Government Contracts.

4.23 Disclosure. None of the information to be supplied by or on behalf of the Company or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the filing of the Offer Documents and the Schedule 14D-9, at the time of any distribution or dissemination of the Offer Documents and the Schedule 14D-9 or at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.23 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their respective officers, directors, employees, agents, advisors or representatives specifically for inclusion or incorporation by reference therein.

4.24 Acknowledgement. Except for the representations and warranties contained in Article V or in any certificate delivered pursuant to this MoU, Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Purchaser to Company, and Company hereby disclaims reliance (and has not relied) on any such other representation or warranty, whether by or on behalf of Parent or Purchaser, and notwithstanding the delivery or disclosure to Company, or any of its representatives or affiliates, of any documentation or other information by Parent or Purchaser or any of their representatives or Affiliates with respect to any one or more of the foregoing. Company also acknowledges and agrees that, except as expressly set forth in Article V, Parent makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or Purchaser or any of their Subsidiaries or the future business, operations or affairs of Parent or Purchaser or any of their Subsidiaries heretofore or hereafter delivered to or made available to Company or its representatives or Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Purchaser is an entity duly incorporated and validly existing under the Laws of its jurisdiction of organization. Parent is, and Purchaser is, an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing (as applicable) when taken together with all other such failures, individually or in the aggregate, has not resulted and is not reasonably expected to materially impair the ability of Parent or Purchaser to consummate the Offer or the other Transactions in compliance with the terms set forth in this MoU (a “Parent Material Adverse Effect”).

5.2 Corporate Authority. Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute and perform its obligations under this MoU. Assuming that the Company has validly and properly entered into this MoU, this MoU is a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, as to enforcement, to the General Enforceability Exceptions.

5.3 Non-contravention. The execution by Parent of this MoU, the compliance by Parent with all of the provisions of and the performance by Parent of its obligations under this MoU, and the consummation of the Offer, (a) will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both), other than Permitted Liens, pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any material Contract, or result in any change in the rights or obligations of any party under any material Contract, in each case to which Parent is a party or by which Parent or any of its assets is bound, (b) will not violate or conflict with any Permit issued to Parent (assuming receipt by the Company of all authorizations, consents, Permits and approvals required in connection with the Offer), (c) will not violate or conflict in any material respect with the Organizational Documents of Parent, or (d) assuming all authorizations, waivers, consents, filings, registrations and approvals described in Section 5.4 have been obtained, made or given, will not violate or conflict with any applicable Law, except (in the case of clauses (a), (b), and (d)) for such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, have not resulted and are not reasonably expected to result in a Parent Material Adverse Effect.

5.4 Required Consents. Other than (a) the Regulatory Approvals, (b) authorizations, waivers, consents, filings, registrations or approvals in connection with or in compliance with the Exchange Act, and (c) such other authorizations, waivers, consents, filings, registrations or approvals that, if not obtained, made or given, individually or in the aggregate, are not reasonably expected to result in a Parent Material Adverse Effect, no authorizations, waivers, consents, filings, registrations or approvals are required to be made by Parent with, or obtained by Parent from, any Relevant Authority in connection with the performance by Parent of its respective obligations hereunder and the consummation of the Offer.

5.5 Disclosure. None of the information to be supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the filing of the Offer Documents and the Schedule 14D-9, at the time of any distribution or dissemination of the Offer Documents and the Schedule 14D-9 or at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent or Purchaser by the Company, any of its Subsidiaries or any of their respective officers, directors, employees, agents, advisors or representatives specifically for inclusion or incorporation by reference therein.

5.6 Sufficiency of Funds. Parent has, and will have at all times required by this MoU (including the Offer Acceptance Time), sufficient cash and cash equivalents available to enable the Purchaser to pay, on the terms and conditions contained in this MoU, the aggregate Offer Price and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Share Options and Company RSAs under this MoU) and to pay all related fees and expenses required to be paid by Parent and Merger Sub in connection with the Transactions.

5.7 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened in writing, against Parent or Purchaser, except those that are not reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor Purchaser, to the knowledge of Parent, is subject to any outstanding Order that would have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 No Other Parent Representations. Except for the representations and warranties contained in this Article V, Parent makes no other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Parent and its Affiliates disclaim any other representations or warranties, whether made by Parent or any of its Affiliates, or any of their respective officers, directors, employees, agents, advisors or representatives.

5.9 Acknowledgement. Except for the representations and warranties contained in Article IV or in any certificate delivered pursuant to this MoU, Parent acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Purchaser, and Parent hereby disclaims reliance (and has not relied) on any such other representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent, or any of its representatives or affiliates, of any documentation or other information by the Company or any of its representatives or Affiliates with respect to any one or more of the foregoing. Parent also acknowledges and agrees that, except as expressly set forth in Article IV, the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent or its representatives or Affiliates.

ARTICLE VI

REGULATORY AUTHORITIES

6.1 Consents from Relevant Authorities.

(a) Upon the terms and subject to the conditions of this MoU, each Party shall make the appropriate filings and/or draft filings, on behalf of itself and/or its Affiliates, as applicable, as promptly as practicable, as set forth in Section 6.1(a) of the Company Disclosure Letter, provided that each Party has received all reasonably necessary information from the other. All filing fees in connection with any filings made pursuant to this Section 6.1(a) shall be borne by Parent.

(b) Each Party and their respective Affiliates shall (i) cooperate in good faith to jointly develop a strategy to obtain all necessary or advisable Regulatory Approvals, (ii) cooperate and coordinate with the other in the making of such Regulatory Approval filings and notifications, (iii) promptly supply the other with any information that may be required in order to make such filings and notifications, and (iv) use reasonable best efforts to take all action necessary to obtain all Regulatory Approvals, including the expiration or termination of the applicable waiting periods in connection therewith as soon as reasonably practicable, and to avoid any impediment to the consummation of the Transactions under any of the foregoing; provided that, in no event, in connection with obtaining any Regulatory Approval, will Parent, Purchaser or their respective Affiliates be obligated to (A) commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Affiliates) (B) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Affiliates, (C) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Affiliates), or (D) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

(c) Each Party shall, to the extent reasonably practicable and unless prohibited by Law or by the applicable Relevant Authority, promptly inform the others of any material communication from any Relevant Authority regarding any filings or investigations with, by or before any Relevant Authority relating to this MoU, including any proceedings initiated by a private party. If Parent (or its Affiliates) or the Company shall receive a request for additional information or documentary material from any Relevant Authority with respect to the transactions related to this MoU pursuant to applicable Laws with respect to which any such filings have been made, then to the extent reasonably practicable and unless prohibited by Law or by the applicable Relevant Authority, such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response to such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Law or by the applicable Relevant Authority, each of Parent (and its Affiliates) and the Company shall (A) give each other reasonable advance notice of all meetings with any Relevant Authority relating to the transactions related to this MoU, (B) give each other an opportunity to participate in each of such meetings, (C) keep such other parties reasonably apprised with respect to any other substantive oral communications with any Relevant Authority regarding the transactions related to this MoU, (D) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions related to this MoU, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Relevant Authority, (E) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Relevant Authority regarding the transactions related to this MoU, and (F) provide each other (or counsel of each party, as appropriate) with copies of all substantive written communications to or from any Relevant Authority relating to the Transactions. Any such disclosures, rights to participate or provisions of information by one party to another may be made on an outside counsel-only basis to the extent required under Law or as appropriate to protect confidential information.

6.2 Other Consents. The Parties shall use commercially reasonable efforts to, as promptly as practicable following the date hereof, obtain such waivers, consents, approvals and authorizations pursuant to the terms of Contracts to which the Company or any of its Subsidiaries is a party as is reasonably necessary or advisable in connection with the consummation of the Offer and the Post-Offer Reorganization. Notwithstanding anything to the contrary herein, neither the Company nor any of its Subsidiaries shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

6.3 Treatment of Sensitive/Privileged Information. The provisions of the Confidentiality Agreement shall apply to any information exchanged under this Article VI. The Parties shall share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Article VI in a manner so as to preserve the applicable privilege.

ARTICLE VII

ADDITIONAL COVENANTS

7.1 Covenants of the Company.

7.1.1 Conduct of Business. The Company covenants and agrees that, after the date hereof and until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, except (A) as otherwise expressly contemplated by this MoU, (B) as required (or not permitted) by any Relevant Authority or applicable Law, (C) with the written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (D) as set forth in Section 7.1.1 of the Company Disclosure Letter, or (E) as required by the Company Share Plans or the Company Warrants, it shall, and shall cause its Subsidiaries, (x) to conduct the business of the Company and its Subsidiaries in the ordinary course of business, consistent with past practice, (y) to use commercially reasonable efforts to preserve intact the material components of the current business organization of the Company and its Subsidiaries, keep available the services of current officers and key employees, and maintain its relationships and goodwill with all Material Suppliers, Material Customers, Material Reseller and Relevant Authorities, and (z) in addition to and without limiting the generality of the foregoing, not to:

(a) (i) make any amendment to its Organizational Documents; (ii) split, combine or reclassify its outstanding shares or other equity interests; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of any Company Shares; or (iv) launch any repurchase program with respect to its shares or other equity interests that is not publicly announced as of the date hereof, other than in the ordinary course in connection with the exercise of or Tax withholdings on the vesting, settlement or payment, as applicable, under the Company Share Plans, the Company Benefit Plans and the Convertible Notes;

(b) except as permitted pursuant to Section 3.5, Section 7.1.1(d), Section 7.1.1(e) or Section 7.1.1(k), (i) issue, sell, or dispose of any shares of the Company (including treasury shares, as the case may be) or any of its Subsidiaries (other than Company Shares issued or delivered pursuant to the exercise of Company Share Options or Company Warrants in accordance with their terms, or the issuance of Company Shares pursuant to Convertible Notes that are granted and remain outstanding as of the execution and delivery of this MoU) or (ii) pledge or create a Lien (other than Permitted Liens) or with respect to securities of its Subsidiaries, in connection with the incurrence of indebtedness in accordance with Section 7.1.1(c) (including a Permitted Company Financing), in each case of clauses (i) and (ii), including or with respect to (A) any shares of the Company or its Subsidiaries, (B) any securities convertible into or exchangeable or exercisable for shares of the Company or any of its Subsidiaries, (C) any options, warrants, calls, commitments or rights of any kind to acquire, shares of the Company or its Subsidiaries, or (D) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or its Subsidiaries on any matter, other than, in each case of clauses (i) and (ii) and with respect to securities of the Company’s Subsidiaries only, in transactions between the Company and any of its Subsidiaries or transactions between Subsidiaries;

(c) incur any long term indebtedness for borrowed money (including any guarantee of such indebtedness), other than (i) as set forth in the Convertible Notes; (ii) interest rate and cross-currency swaps on customary commercial terms consistent with past practice and not to exceed €100,000 of notional debt in the aggregate; (iii) borrowings and repayments for working capital purposes, and trade payables incurred, in the ordinary course of business; (iv) indebtedness owing to the Company or any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries; (v) ongoing factoring of accounts receivable in the ordinary course of business, consistent with past practice; or (vi) borrowings pursuant to a Permitted Company Financing;

(d) in one or several transactions, transfer, exchange, swap or otherwise create a material Lien on (other than Permitted Liens or Liens established as part of a Permitted Company Financing) or dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of the consolidated assets of the Company, including shares of the Company’s Subsidiaries, other than (i) the sale of inventory in the ordinary course of business, (ii) transactions solely between the Company and any of its Subsidiaries or transactions solely between the Company’s Subsidiaries or (iii) with respect to any Intellectual Property, as part of a transaction permitted by Section 7.1.1(i);

(e) in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any Person or any division thereof or any material assets (including any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person), except for (i) transactions solely between the Company and any of its Subsidiaries or transactions solely between the Company’s Subsidiaries or (ii) any acquisitions (other than acquisitions of any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person) on commercially reasonable terms and at fair market value that both individually and in the aggregate do not exceed €200,000;

(f) settle or agree to a compromise in respect of any claims or litigation if such settlement or compromise would involve, individually or in the aggregate, the payment of money by the Company or its Subsidiaries of €100,000 or more or would impose any material conduct requirement or restriction on the Company or its Subsidiaries;

(g) enter into any Contract containing any non-compete or exclusivity provision or any similarly restrictive provision with respect to any line of business, Person or geographic area, in each case, that would materially restrict the Company and its Subsidiaries;

(h) (i) other than in the ordinary course of business, enter into, materially amend, renew or terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the date of this MoU) or (ii) waive, release or assign any material rights or claims under any of the Material Contracts, in the case of each of clauses (i) and (ii), other than in the ordinary course of business consistent with past practice;

(i) abandon, license, fail to maintain, permit to lapse or expire, subject to any Lien (other than a Permitted Lien or as a part of a transaction permitted by Section 7.1.1(c)), transfer, sell, or assign any material Company Intellectual Property;

(j) fail to maintain in full force and effect, amend, or modify the existing material insurance policies (or alternative policies with comparable terms and conditions) covering the Company and its Subsidiaries and their respective properties, assets and businesses (including existing directors’ and officers’ liability (and fiduciary) insurance policies);

(k) except as required by applicable Law, the existing terms of a Company Benefit Plan, or expressly under Section 3.5 of this MoU, (i) enter into, negotiate, adopt, amend, extend or terminate any Labor Agreement or other Labor Organization-related agreement or recognize or certify any Labor Organization or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries; (ii) establish, adopt, enter into, terminate, amend or modify any Company Benefit Plan (other than in accordance with Section 7.1.1(k)(iii) of this MoU); (iii) (x) enter into any change of control, transaction bonus, retention, termination or severance agreement, (y) grant, pay or increase any severance or termination pay to (other than pursuant to the severance practices described in Section 7.1.1(k) of the Company Disclosure Letter), or (z) enter into any employment, consulting or bonus agreement (other than employment or consulting agreements or offer letters, substantially consistent with a form made available to Parent prior to the date of this MoU, for new hires with an annual base salary of less than €200,000 gross in the ordinary course of business consistent with past practice) with any current or former employee, director, officer or individual independent contractor; (iv) increase, decrease or accelerate the payment, funding, right to payment or vesting or lapsing of restrictions on any compensation or benefits of any current or former director, officer, employee or individual independent contractor, in each case, except for annual, promotion-related or merit-based increases in base salaries and any corresponding increase in annual bonus opportunities made in the ordinary course of business consistent with past practice; (v) hire new employees, engage new individual independent contractors or promote nonexecutive employees with annual cash compensation in excess of €200,000 gross (other than to fill any vacancy created by the termination or resignation of any employee or individual independent contractor in the ordinary course of business, which vacancy may be filled with a new employee or contractor on terms established at the Company’s discretion); (vi) terminate the employment or engagement of any executive-level employees with target annual cash compensation in excess of €100,000 gross (other than “for cause” terminations) or furlough or temporarily lay off any such individuals or terminate the contract of individual independent contractors with last annual fees in excess of €100,000, tax excluded; (vii) grant any new equity or equity-based awards or short- or long-term incentives under any Company Share Plan or otherwise except (y) as provided in Section 7.1.1(k) of the Company Disclosure Letter or (z) in connection with the hire of any new employee or engagement of any new contractor who is hired or engaged, as the case may be, to fill any vacancy created by the termination or resignation of any employee or contractor in the ordinary course of business consistent with past practice;

(l) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger the WARN Act;

(m) (i) make any material Tax election (other than elections that are consistent with past practice); (ii) change, rescind, revoke, or otherwise modify any material Tax election; (iii) file any amended, refile, or otherwise modify any material Tax Return; (iv) adopt (outside the ordinary course of business) or change any material method of accounting; (v) settle, consent to, or compromise (in whole or in part) any assessment, audit or other examination, or administrative, judicial, or other proceeding related to a material amount of Taxes (including, without limitation, by entering into any closing or other settlement agreement with any Relevant Authority), except to the extent that any such settlement or compromise is not in excess of any reserves established for such matter on the Company’s financial statements included in the Company Reports; (vi) surrender any right to claim a material Tax refund, offset, or other reduction in liability; (vii) intentionally fail to pay any material Tax that, to the Company’s knowledge, becomes due and payable (including any estimated Tax payments) (other than any such Taxes that are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established in accordance with relevant domestic GAAP); (viii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) participate in, initiate any discussion with respect to, or enter into any voluntary disclosure program (or similar program or agreement) with any Relevant Authority with respect to a material amount of Taxes;

(n) make or commit to make any capital expenditures in an amount in the aggregate in excess of 120% of the capital expenditure budget set forth in Section 7.1.1(n) of the Company Disclosure Letter and subject to the limitations set forth therein; and

(o) authorize or enter into an agreement to do any of the foregoing set forth in Sections 7.1.1(a) through (n) if the Company or such Subsidiary would be prohibited by the terms of Sections 7.1.1(a) through (n) from doing the foregoing;

provided that the termination of any Contract or any loss of business from a customer shall not in and of itself constitute a breach of this Section 7.1.1 (it being understood that this proviso does not limit the Company’s obligations under this Section 7.1.1).

7.1.2 Alternate Proposal.

(a) Notwithstanding anything to the contrary set forth in this MoU, during the period beginning immediately following the execution and delivery of this MoU (the “No Shop Period Start Date”) until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, the Company and its Subsidiaries shall not, and shall cause their respective directors, officers and employees not to, and shall not authorize or permit their consultants, investment bankers, financial advisors, attorneys, accountants, agents, representatives and advisors (collectively, the “Representatives”) to, directly or indirectly, in any manner whatsoever (i) initiate, solicit, propose, knowingly induce, facilitate, knowingly encourage or knowingly take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of the Company or its Subsidiaries) with any Person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (iii) accept, approve, endorse or recommend any Alternate Proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint venture agreement, option agreement or other similar agreement in respect of any Alternate Proposal (any of the preceding in this sub-clause (iv), an “Alternate Proposal Agreement”), (v) provide any material non-public information to any Person in connection with any Alternate Proposal or (vi) propose publicly or agree to do any of the foregoing related to any Alternate Proposal.

(b) During the period commencing upon the execution and delivery of this MoU and ending on the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its Subsidiaries’ respective officers and directors (and each of them shall instruct and not authorize or permit their respective Representatives) not to, initiate any consultation with the Works Council concerning any Alternate Proposal unless required by applicable Laws.

(c) From and after the No Shop Period Start Date until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, unless prohibited by a nondisclosure agreement entered into by the Company in the twelve (12) months prior to the date hereof, the Company shall promptly (and in any event no later than the end of the next Business Day) after becoming aware of a receipt by the Company, any of its Subsidiaries or any of their respective Representatives of an Alternate Proposal or of any request for non-public information or inquiry relating to the Company or its Subsidiaries by any Person or a group of Persons, unless prohibited by a nondisclosure agreement entered into by the Company in the six (6) months prior to the date hereof, provide Parent with written notice of the material terms and conditions of such Alternate Proposal, request or inquiry (including in each case any subsequent material developments or modifications thereof), the identity of the Person or Persons (and if known to the Company, its or their ultimate beneficial owners) making any such Alternate Proposal, request or inquiry and any copies of (including amendments or proposed amendments) of any such Alternate Proposal, request or inquiry, and copies of any written letters of intent, proposals, agreements or other written materials (including in draft form) submitted by such Person or its Representatives. Thereafter, unless prohibited by a nondisclosure agreement entered into by the Company in the twelve (12) months prior to the date hereof, the Company shall promptly (and in any event within 48 hours) provide Parent with written notice setting forth all such information as is reasonably necessary to keep Parent informed of any material development, of the status and details (including any actions or discussions that may take place in accordance with Section 7.1.2(d)).

(d) Notwithstanding anything in this MoU to the contrary, if, following the No Shop Period Start Date, the Company receives (other than as a result of a breach by the Company of Section 7.1.2(a)) any bona fide written Alternate Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) (1) constitutes or is reasonably likely to lead to a Superior Proposal and (2) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may, subject to compliance with its obligations under this Section 7.1.2, engage in any of the actions referred to in Section 7.1.2(a)(ii) and (v); provided that (i) the Person or group of Persons making such Alternate Proposal or request, as applicable, for non-public information or inquiry has signed a confidentiality agreement with the Company on terms not less restrictive in any material respect on such Person or group of Persons than the Confidentiality Agreement and (ii) all information that is provided to such Person or group of Persons but was not previously provided to Parent shall be provided to Parent as promptly as practicable (and in any event no later than the end of the next Business Day).

(e) Except as set forth in this Section 7.1.2(e), the Company or Company Board shall not make a Change in Company Announcement Statement or a Change in Company Board Recommendation. Notwithstanding the first sentence of this Section 7.1.2(e) or anything else to the contrary in this MoU, the Company or Company Board may (i) make a Change in Company Announcement Statement or take any action (or fail to take any action) that constitutes a Failure to Issue the Company Board Recommendation after the completion of the Consultation on the Offer in accordance with Section 2.3 or (ii) make a Change in Company Board Recommendation, as applicable in either case, in response to the receipt of any bona fide written Alternate Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) (1) constitutes a Superior Proposal and (2) that the failure to make a Change in Company Announcement Statement or a Change in Company Board Recommendation, as applicable, in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; provided that the Company and its Subsidiaries and their respective Representatives have complied in all material respects with their obligations pursuant to Section 7.1.2(a). Prior to the Company Board making a Change in Company Announcement Statement (or taking any action (or failing to take any action) that constitutes a Failure to Issue the Company Board Recommendation) or a Change in Company Board Recommendation pursuant to this Section 7.1.2(e), the Company shall send a written notice to Parent that the Company intends, in accordance with the terms of this Section 7.1.2(e), to take such action, which notice shall include all material information relating to such Alternate Proposal (including the identity of the third party, the proposed transaction structure and financing, if any, and other material terms and conditions, including copies of all written agreements, documents or materials submitted in connection therewith). For a period of five (5) Business Days from the date on which Parent received such notice, the Company shall, upon the request of Parent, make itself available to Parent to discuss in good faith with Parent any changes to the terms of this MoU or the Offer irrevocably offered by Parent. If, after such five (5) Business Day period, the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors), after giving effect to such changes as are irrevocably offered by Parent, that such Alternate Proposal continues to constitute a Superior Proposal, then the Company may make a Change in Company Announcement Statement or a Change in Company Board Recommendation, as applicable, in response to such Superior Proposal and may terminate this MoU pursuant to Section 9.4(b) (including payment of the

Company Termination Fee); provided, however, that in the event of any material amendments or modifications to such Alternate Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.1.2(e) with respect to such new written notice (it being understood that the references to “five (5) Business Days” in respect of such new written notice will be three (3) Business Days). In the event the Company Board determines that such Alternate Proposal no longer constitutes a Superior Proposal, then the Company shall thereafter, with respect to such Alternate Proposal, be subject to the provisions of Section 7.1.2(a), Section 7.1.2(b), Section 7.1.2(c), Section 7.1.2(d), and this Section 7.1.2(e) in all respects.

(f) From and after the No Shop Period Start Date until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, the Company shall, shall cause its Subsidiaries and its and their officers and directors to (and shall instruct and not authorize or permit each of their respective Representatives to) (i) immediately cease and cause to be terminated any activities, discussions or negotiations existing with any Person conducted heretofore with respect or relating to any Alternate Proposal, (ii) promptly (and in any event no later than the end of the next Business Day) request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person, and (iii) terminate all access granted to any such Person and its Representatives to any physical or electronic data room (or any other diligence access). The Company shall promptly inform its Subsidiaries and its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 7.1.2.

(g) Nothing contained in this Section 7.1.2 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s securityholders a position with respect to a tender or exchange offer by a third party contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to securityholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to securityholders with regard to the Transactions or an Alternate Proposal; provided, however, that any Change in Company Announcement Statement or any Change in Company Board Recommendation may only be made in accordance with Section 7.1.2(e) or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(h) From the earlier to occur of the No Shop Period Start Date and the termination of this MoU in accordance with its terms, the Company shall promptly (and in any event no later than the 48 hours) after becoming aware of a receipt by the Company, any of its Subsidiaries or any of their respective Representatives of an Alternate Proposal, provide Parent with the information described in the first sentence of Section 7.1.2(c) with respect to such Alternate Proposal (unless prohibited by a nondisclosure agreement entered into by the Company in the six (6) months prior to the date hereof). The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date of this MoU which prohibits the Company from complying with this Section 7.1.2(h).

(i) Without limiting the foregoing, it is agreed that in the event any of the Company’s or its Subsidiaries’ respective Representatives (acting at the Company’s direction or with its approval or knowledge (without any duty of independent inquiry)) takes any action, on behalf of the Company, which, if taken by the Company, would constitute a breach of this Section 7.1.2, and the Company does not take reasonable action to seek to cure such breach within two (2) Business Days of the earlier of (i) the date on which the Company receives written notice from Parent or Purchaser of such breach and (ii) the date on which the Company first obtains knowledge of such breach, then the Company shall be deemed to be in breach of this Section 7.1.2.

(j) Notwithstanding any other provision of this MoU, discussions held or actions undertaken by the Company and its Representatives to arrange a Permitted Company Financing shall not constitute a breach of Section 7.1.2.

7.1.3 Access. Subject to applicable Laws and the terms of the Confidentiality Agreement, upon the reasonable request of Parent, the Company shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to provide Parent’s directors, officers, employees, financing sources and other authorized Representatives (i) such information of the Company and its Subsidiaries as is reasonably necessary to facilitate the Company’s integration planning and operational transition planning efforts, (ii) such financial and operating data and other data relating to the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent may from time to time reasonably request, and (iii) such access to the Company’s officers, directors and employees as Parent may from time to time reasonably request; provided, however, that all requests from Parent, Merger Sub or their respective Representatives for such access or information pursuant to this Section 7.1 shall be directed to the Company’s Chief Executive Officer of Chief Financial Officer and not to any other director, officer or employee of the Company unless consented to in writing by the Company; and provided further, that the Company shall not be required to provide access to or disclose any information if such access or disclosure (A) would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or violate any contract, Contract, Law or Order (provided that the Company shall use commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation) or (B) could reasonably be expected to jeopardize the health and safety of any Representative of the Company or its Subsidiaries, including in light of any pandemic or epidemic (including SARS-CoV-2 or COVID-19), any Protest Event, or any Protest Measures. No information provided pursuant to this Section 7.1.3 shall affect or be deemed to modify any representation or warranty made by the Company. All such information shall be governed by the terms of the Confidentiality Agreement. Any investigation pursuant to this Section 7.1.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding anything in this MoU to the contrary, neither Parent nor Purchaser, nor their respective counsel, financial advisors, auditors and other authorized representatives shall conduct any invasive investigation or sampling of any soil, subsurface strata, surface water, groundwater, sediments, air or building materials at, under, in or about any property owned, leased or operated by the Company or its Subsidiaries.

7.2 Covenants of Parent and the Company.

7.2.1 Publicity. Except with respect to the Announcement, which is governed by Section 3.1, and except as contemplated by Section 7.1.2, each Party shall consult with to the extent reasonably practicable and, except as required by applicable Law, obtain the approval of the other Parties (such approval not to be unreasonably withheld, delayed or conditioned) before issuing any press release or public announcement with respect to the Offer, this MoU or the Transactions contemplated hereby. In addition to the foregoing, except as contemplated by Section 7.1.2, or as required by applicable Law, neither the Company nor Parent shall issue any press release or otherwise make any public statement or disclosure concerning any other Party or any other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned). For the avoidance of doubt, the provisions of this Section 7.2.1 do not apply to any announcement, document or publication in connection with an Alternate Proposal, Superior Proposal, Change in Company Announcement Statement, Change in Company Board Recommendation, Failure to Issue the Company Board Recommendation, or litigation or arbitration among the Parties with respect to this MoU or the Transactions.

7.2.2 Further Assurances. Except to the extent prohibited under applicable Law or contrary to the requirements of any Relevant Authority, and subject to Section 6.1 and Section 6.2 above (which, for the avoidance of doubt, set forth the Parties’ sole obligations with respect to the matters addressed therein), Parent and the Company shall use commercially reasonable efforts to take or cause to be taken, on or after the date of this MoU, all actions reasonably necessary in furtherance of the consummation of the Offer and the Merger; provided, however, that, neither the Company nor any of its Subsidiaries shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract. Parent shall cause Purchaser to perform its obligations set forth in this MoU.

7.2.3 Transaction Litigation. To the extent permitted under applicable Law, each Party shall consult with the other Parties with respect to the defense or settlement of any shareholder litigation against any of the Parties or their respective officers or directors relating to the Offer and no Party shall agree to a settlement of any such litigation without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed or conditioned). Each of Parent and the Company shall notify the other promptly of the (i) commencement or threatened commencement of any such litigation of which it has received notice and shall keep the other reasonably informed regarding any such litigation and (ii) receipt by the Company Board of any letter or communication from a Company shareholder regarding the Transactions.

7.2.4 Insurance.

(a) For six (6) years following the Offer Acceptance Time and notwithstanding any termination of this MoU, with respect to the Company, Parent shall and, with respect to the Company’s Subsidiaries, Parent shall cause the respective Company’s Subsidiaries, as the case may be, to the extent permitted under applicable Law, to: (i) indemnify and hold harmless, against any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding (whether formal or informal), and provide advancement of expenses to, all past and present directors and officers of the Company (in their capacities as such) on terms not less favorable to such director or officer than those provided to them by the Company or its Subsidiaries on the date of this MoU; and (ii) include and cause to be maintained in effect in the Company’s Subsidiaries’ (or any successor’s) Organizational Documents (to the extent such Organizational Documents have been made available to Parent prior to the date hereof) for a period of six (6) years after the Offer Acceptance Time, provisions regarding elimination of liability of directors, indemnification of officers and directors, and advancement of expenses to officers and directors that are at least as favorable as those contained in the relevant Company’s Subsidiaries’ Organizational Documents (to the extent such Organizational Documents have been made available to Parent prior to the date hereof) on the date of this MoU. If the Company’s Subsidiaries or any of their successors or assigns (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the relevant Company’s Subsidiary shall assume all of the obligations set forth in this Section 7.2.4.

(b) At or prior to the Offer Acceptance Time, the Company, in consultation with Parent, shall purchase an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), which D&O Insurance shall, to the extent permitted under applicable Law, (i) have a term of six (6) years from the Offer Acceptance Time and cover the Persons covered by such D&O Insurance for acts or omissions occurring prior to the Offer Acceptance Time, (ii) be from insurance carriers with comparable credit ratings as the Company’s current insurance carrier with respect to D&O Insurance and (iii) be on the terms, conditions, retentions and limits of liability not less favorable to the director or officer than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company; provided, however, that the amount paid by the Company in respect of any one policy year shall not be in excess of 200% of the annual premiums currently paid by the Company for such insurance. Parent shall, or shall cause the Company or any successor or assign, to maintain such policy in full force and effect and continue to honor the obligations thereunder.

(c) Nothing in this MoU is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.2.4 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present directors and officers of the Company (in all of their capacities) and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such Person is entitled, whether pursuant to Law, Contract or otherwise.

7.2.5 Financing Right of First Refusal. From and after the date hereof until the earlier of the Offer Acceptance Time or the termination of this MoU, the Company shall provide Parent five (5) Business Days written notice of any proposed Permitted Company Financing under clauses (ii) and (iii) of the definition thereof, including the terms thereof, and Parent shall have the right, in its sole discretion, to match the terms of any such proposed Permitted Company Financing and provide such financing in lieu of the proposed third party lender; provided that any such financing provided by Parent shall be applied, mutatis mutandis, towards the third party financing amounts set forth in clauses (ii) or (iii) of the definition of Permitted Company Financing.

7.3 Employee Matters.

(a) Without prejudice to applicable law, for a period of twelve (12) months following the date of the Offer Acceptance Time (or, if earlier, until the termination of the relevant Continuing Employee), Parent shall, or shall cause one of its Subsidiaries (including the Company and its Subsidiaries) to, maintain or provide to Continuing Employees (i) a base annual salary or hourly wage rate and annual target cash bonus opportunity that is no less favorable than the base annual salary or hourly wage rate and annual target cash bonus opportunity, respectively, provided either (x) by the Company and its Subsidiaries to the Continuing Employees immediately prior to the Offer Acceptance Time or (y) to employees of Parent or any of its Subsidiaries who are similarly situated to the Continuing Employees, as determined by Parent in its sole discretion and (ii) employee benefits (other than equity or equity-based, nonqualified deferred compensation, defined benefit pension, retiree or post-employment health or welfare benefits, severance, retention or change in control compensation (together, the “Excluded Benefits”)) that are no less favorable in the aggregate, to those (other than the Excluded Benefits) provided either (x) by the Company and its Subsidiaries to the Continuing Employees immediately prior to the Offer Acceptance Time or (y) to employees of Parent or any of its Subsidiaries who are similarly situated to the Continuing Employees, as determined by Parent in its sole discretion.

(b) Following the Offer Acceptance Time, without prejudice to applicable law, Parent shall use commercially reasonable efforts, or shall cause its Subsidiaries (including the Company and its Subsidiaries) to use commercially reasonable efforts to, cause any employee benefit plans established, maintained or contributed to by Parent or any of its Subsidiaries that cover the Continuing Employees following the Offer Acceptance Time (collectively, the “Parent Plans”) to (i) recognize the pre-Offer Acceptance Time service of participating Continuing Employees with the Company for purposes of vesting and eligibility to participate in any paid time off plans, and for purposes of determining the level of paid time off benefit entitlement, to the same extent and for the same purpose as such service was recognized under the corresponding Company Benefit Plan in effect prior to the Offer Acceptance Time except to the extent such service credit would result in a duplication of benefits or compensation for the same period, (ii) in the plan year in which the Offer Acceptance Time occurs, with respect to a Parent Plan that is a group health plan, use commercially reasonable efforts to (y) waive any pre-existing condition limitations for participating Continuing Employees to the extent such limitations did not apply or were satisfied under the comparable Company Benefit Plan in effect immediately prior to the Offer Acceptance Time and (z) provide credit to each participating Continuing Employee under the applicable Parent Plan that is a group health plan for amounts paid by the Continuing Employee prior to the Offer Acceptance Time during the year in which the Offer Acceptance Time occurs under the comparable Company Benefit Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan.

(c) Without prejudice to applicable law, Parent shall use commercially reasonable efforts to cause, or shall cause the Company and its Subsidiaries to continue to credit under any applicable Parent Plans each Continuing Employee for all vacation and personal holiday pay that such Continuing Employee has accrued but has not used as of the Offer Acceptance Time.

(d) Without limiting the generality of Section 10.4, nothing in this Section 7.3, express or implied, (i) is intended to or shall confer upon any Person other than the Parties hereto, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever, including any third party beneficiary rights, under or by reason of this MoU, (ii) shall establish, or constitute an establishment, amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Company Benefit Plan, Parent Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (iii) shall alter or limit the ability of Parent, the Company or any of their respective Subsidiaries to (y) establish, amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (z) terminate the employment or service of any Person at any time for any or no reason, or (iv) shall create any obligation on the part of Parent or its Subsidiaries (including, following the Offer Acceptance Time, the Company or any of its Subsidiaries) to employ or engage any individual, including any Continuing Employee, for any period following the Offer Acceptance Time, or create any right to any particular term or condition of employment or service.

(e) Notwithstanding anything in this MoU to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

7.4 Post-Offer Reorganizations.

7.4.1 Company Covenants. As promptly as is reasonably practicable following the completion of the Post-Offer Consultation, the Company shall:

(a) form Demerger Sub;

(b) (i) execute and deliver the Demerger Agreement (together with all amendments reasonably agreed by Parent and the Company and all documents and instruments contemplated thereby in the form reasonably satisfactory to Parent and the Company, the “Demerger Documentation”), (ii) comply with, and procure that Demerger Sub will comply with, the terms and conditions of the Demerger Documentation and (iii) execute and deliver a tax request before any signature of the Demerger Documentation notably with respect to the transfer of available carried-forward tax losses (including carried forward non-deductible interest) of the Company to Demerger Sub in accordance with section 209 II of the French tax code;

(c) (i) execute and deliver the Merger Agreement (together with all amendments reasonably agreed by Parent and the Company and all documents and instruments contemplated thereby in the form reasonably satisfactory to Parent and the Company, the “Merger Documentation”) and (ii) use commercially reasonable efforts to comply with the terms and conditions of the Merger Documentation;

(d) use commercially reasonable efforts to prepare the Merger Squeeze Out (including assistance in connection with the determination of the Squeeze Out Compensation);

(e) following the later of the Offer Acceptance Time or, if applicable, the closing of the Subsequent Offering Period (i) execute and deliver the Squeeze Out Merger Agreement and all documents, acts and agreements necessary to implement the Squeeze Out Merger (in each case together with all amendments reasonably agreed by Parent and the Company and all documents and instruments contemplated thereby in the form reasonably satisfactory to Parent and the Company, the “Squeeze Out Merger Documentation”) and (ii) and to comply with the terms and conditions of the Squeeze Out Merger Documentation; and

(f) use commercially reasonable efforts to obtain and provide to Purchaser duly executed agreements providing for the treatment of the Company Share Options, Unsellable Company Shares, Unvested Company RSAs and Company Warrants as set forth in Section 3.5.

7.4.2 Parent Covenants. As promptly as is reasonably practicable after the date hereof, Parent shall:

(a) procure that the legal form of Purchaser is changed from a German limited liability (Gesellschaft mit beschränkter Haftung) into a German stock corporation (Aktiengesetz) organized under German law prior to the Merger Squeeze Out;

(b) procure that Purchaser forms a German stock corporation (Aktiengesellschaft) organized under the Laws of Germany that is a direct, wholly owned subsidiary of Purchaser (“Merger Sub”);

(c) (i) procure that Purchaser executes and delivers, and cause Merger Sub to execute and deliver, the Merger Documentation and (ii) comply with, and cause Merger Sub to comply with, the terms and conditions of the Merger Documentation;

(d) cause Merger Sub not to engage in any business activities, own property or incur any liabilities or obligations except as contemplated by this MoU or incident to its formation; and

(e) use reasonable best efforts to obtain from the Specified Japanese Tax Authority confirmation as to whether the consummation of the Merger, the Demerger and the Merger Squeeze Out would require Parent to recognize taxable gain and pay Tax under Article 66-6 of Act on Special Measures Concerning Taxations of Japan, and to the extent reasonably requested by the Company and permitted by applicable Law and the Specified Japanese Tax Authority, provide updates to the Company and its advisors with respect to the status of the discussions with and feedback from the Specified Japanese Tax Authority regarding the matters referenced in this Section 7.4.2(e).

7.4.3 Convertible Notes. Prior to the Offer Acceptance Time, the Company shall deliver all notices and take all other actions required under the terms of the Convertible Notes (or required by applicable Law with respect to the Convertible Notes), including, without limitation, the giving of any notices that may be required in connection with the Offer, including with respect to any repurchases or conversions of the Convertible Notes occurring as a result of or in connection with the Offer, and the Company will provide copies of such notice or other document to Parent a reasonable time (and in any event at least two (2) Business Days) prior to delivering any such notice or other document described in this Section 7.4.3 and shall reasonably consider all comments provided by Parent with respect thereto. For the avoidance of doubt, the Transactions, wherever referred to in this MoU, shall be deemed to include effecting any repurchases or conversions and taking all other actions required under the terms of the Convertible Notes at and prior to the Offer Acceptance Time. Following the Offer Acceptance Time, Parent will (and will cause the Company to) ensure that the Convertible Notes will not be converted into any consideration, other than cash.

7.4.4 Additional Company Covenants. Prior to the Offer Acceptance Time, the Company shall (and shall cause each of its Subsidiaries to) reasonably cooperate with Parent (at Parent’s sole cost) in order to facilitate the prompt consummation of (a) the Demerger, the Merger and the Merger Squeeze Out or Statutory Squeeze Out, as applicable, and (b) any of the other Transactions contemplated by Section 3.7 that are approved by the Company in writing (which such approval shall not be unreasonably withheld, conditioned or delayed), in each case, following the Offer Acceptance Time. Notwithstanding anything in this MoU to the contrary, any actions taken by the Company or its Subsidiaries in furtherance of this Section 7.4.4 at the request of Parent shall not affect the representations, warranties, covenants or agreements of any of the parties hereto or the conditions to the obligations of any of the parties hereto hereunder and notwithstanding anything to the contrary in this Section 7.4.4, the parties agree that the taking of any such actions will not be taken into account for purposes of determining whether any Offer Condition or condition to the Transactions has been satisfied or whether any right of termination arises under Article IX.

7.4.5 No Employment Discussions. Except as approved by the Company Board, at all times from and after the date of this MoU until the Offer Acceptance Time, Parent and each of its Affiliates (including Purchaser) will not, and will not permit any of their respective Representatives to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company or any of its Subsidiaries (i) regarding any continuing employment or consulting relationship Parent, Purchaser, the Company or any of their respective Subsidiaries from and after the Offer Acceptance Time; or (ii) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than as set forth in Section 3.2 in connection with the Offer in respect of such holder’s Company Securities; or (iii) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Transactions.

ARTICLE VIII

CONDITIONS

8.1 Minimum Condition. Notwithstanding any other terms or provisions of the Offer, neither Parent nor Purchaser shall be obligated to accept for payment, nor, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall Parent or Purchaser be obligated to pay for, and Parent or Purchaser may delay the acceptance for payment of or payment for, any validly tendered Company Shares (including Company Shares represented by ADSs), pursuant to the Offer (and not theretofore accepted for payment or paid for), unless immediately prior to the expiration of the Offer (as extended in accordance with this MoU), the number of Company Shares (including Company Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled Expiration Date), and Unsellable Company Shares for which the Unsellable Share Liquidity Mechanism has been entered into (and not properly withdrawn prior to any then scheduled Expiration Date and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three (3) months following the Offer Acceptance Time) and Company Shares then beneficially owned by Parent, Purchaser or the Company (if any), represents at least 90%, or, in Parent or Purchaser’s sole discretion, a lower percentage; provided that in no event will such percentage be lower than 67%, of, without duplication, (a) all Company Shares (including Company Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Company Shares then outstanding (including pursuant to any Company Share Options, Company RSAs and Company Warrants but excluding pursuant to the Convertible Notes), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any Company Share Options, Company RSAs and Company Warrants in the manner set forth in Section 3.5.1, Section 3.5.2 and Section 3.5.3, as applicable (such condition in this Section 8.1, the “Minimum Condition”); provided that Parent or Purchaser may, in its sole discretion, amend at any time and from time to time any reference to 90% in the foregoing definition of Minimum Condition to a percentage not less than 67%. Notwithstanding any provision in this MoU to the contrary, neither Parent nor Purchaser, nor any other Person, may waive the Minimum Condition without the prior written consent of the Company.

8.2 Additional Conditions to the Consummation of the Offer. Notwithstanding any other provision of the Offer or this MoU, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer (subject to the provisions of this MoU), and subject to any applicable rules and regulations of the SEC, Purchaser shall not be required to accept for payment or pay for any Company Shares tendered pursuant to the Offer or undertake and perform the other obligations of Purchaser pursuant to Section 3.5.1, Section 3.5.2 and Section 3.5.3, and may terminate the Offer and this MoU, if (i) the Minimum Condition has not been satisfied by one (1) minute after 11:59 p.m. (New York City time) on the Expiration Date (including, for the avoidance of doubt, any extension thereof) or (ii) as of immediately prior to acceptance for payment of any Company Shares, any of the following conditions shall not be satisfied or have been waived to the extent legally permissible:

(a) (i) the representations and warranties of the Company set forth in (A) the first sentence of Section 4.2(a) shall be true and correct in all respects, except for de minimis inaccuracies and (B) the second sentence of Section 4.2(a) shall be true and correct in all respects, except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional material cost, expense or liability to Parent and Purchaser, individually or in the aggregate that is more than €200,000, (ii) the representations and warranties of the Company set forth in Sections 4.1, 4.2 (other than Section 4.2(a)), 4.3, and 4.21 shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases except the extent such representation or warranty relates to an affirmative obligation to list disclosure), except as would not be material to the Company and its Subsidiaries, taken as a whole, and (iii) each of the other representations and warranties of the Company set forth in Article IV shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect,” or other qualifications based on the word “material” or similar phrases, except with respect to Section 4.8(b) or to the extent such representation or warranty relates to an affirmative obligation to list disclosure), in the case of this clause (iii) only, where the failure of such representations and warranties of the Company to be so true and correct does not have, and would not reasonably be expected to have, a Material Adverse Effect, in each case of clauses (i), (ii), and (iii), as of the date of this MoU and as of the Expiration Date, as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case as of such specified date);

(b) the Company shall have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under this MoU prior to the Expiration Date;

(c) since the date of this MoU, there shall have not occurred a Material Adverse Effect;

(d) Parent and Purchaser shall have received a certificate executed by an executive officer of the Company, dated as of the Expiration Date, to the effect that each of the conditions described in clauses (a), (b), and (c) of this Section 8.2 have been satisfied;

(e) the Regulatory Approvals shall have been granted or obtained (or relevant waiting periods shall have expired or been terminated), unless waived by Parent in its sole discretion;

(f) no Relevant Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer or the other Transactions (a “Restricting Law”);

(g) the adoption of the Demerger Resolutions, Merger Resolutions and Governance Resolutions at the GM (or a subsequent GM, if any);

(h) Parent shall have received the Confirmatory Japanese Tax Ruling; and

(i) this MoU shall not have been validly terminated in accordance with its terms.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Agreement. This MoU may be terminated by mutual written agreement of Parent and the Company at any time prior to the Offer Acceptance Time.

9.2 Termination by Either Party. This MoU may be terminated by either Parent or the Company with a written notice to the other Party:

(a) if the Offer Acceptance Time has not occurred by the Outside Date (as it may be extended in accordance with this MoU); provided, however, that the right to terminate this MoU pursuant to this Section 9.2(a) is not available to any Party whose failure to perform any covenant or obligation under this MoU has been the principal cause of the failure of the Offer Acceptance Time to occur prior to the Outside Date;

(b) if any Relevant Authority of competent jurisdiction shall have (i) denied in writing any Regulatory Approval required under Section 8.2(e), or (ii) enacted, issued, promulgated, enforced or entered any Restricting Law, and in each case of clauses (i) and (ii) such denial or Restricting Law shall have become final, binding and non-appealable, as applicable; provided, however, that the right to terminate this MoU pursuant to this Section 9.2(b) shall not be available to any Party (x) whose failure to perform any covenant or obligation under this MoU (including any obligation under Section 6.1) or (y) whose material breach of this MoU has been the principal cause of, or resulted in, the occurrence of any of the events referred to in this Section 9.2(b);

(c) at any time prior to the public announcement of the Company Board Recommendation, if (i) the Company Board effects a Change in Company Announcement Statement or (ii) a Failure to Issue the Company Board Recommendation occurs, in each case, following the later of the Consultation on the Offer and the Post-Offer Consultation (or, in the case of a new consultation pursuant to Section 2.1(c), following such new consultation) in accordance with Section 2.3;

(d) the Offer shall have earlier (i) expired (after giving effect to any extensions thereof in accordance with this MoU) or (ii) been terminated, in each case, in accordance with the terms of this MoU and the Offer Acceptance Time shall not have occurred solely as a result of the Minimum Condition not being satisfied; provided, however, that the right to terminate this MoU pursuant to this Section 9.2(d) shall not be available to any Party (x) whose failure to perform any covenant or obligation under this MoU or (y) whose material breach of this MoU has been the principal cause of, or resulted in, the Minimum Condition not being satisfied; or

(e) if on or prior to December 2, 2023 (the “Ruling Date”), Parent has not received either an Adverse Japanese Tax Ruling or Confirmatory Japanese Tax Ruling; provided, that the right to terminate this MoU pursuant to this Section 9.2(e) shall not be available to either Party if Parent receives a Confirmatory Japanese Tax Ruling following the Ruling Date and neither Party has terminated pursuant this Section 9.2(e); or

(f) if Parent shall have received an Adverse Japanese Tax Ruling.

9.3 Termination by Parent. This MoU may be terminated by Parent prior to the Offer Acceptance Time with a written notice to the Company:

(a) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this MoU shall have occurred, which breach or failure to perform (i) would result in a failure of any Offer Condition and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the Outside Date; provided that Parent shall not have the right to terminate this MoU pursuant to this Section 9.3(a) if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(b) if (i) the Company Board effects a Change in Company Announcement Statement or a Change in Company Board Recommendation or a Failure to Issue the Company Board Recommendation occurs (other than solely in accordance with Section 2.3) or (ii) the Company, its Subsidiaries or any of their directors, officers, direct reports of the Company’s Chief Executive Officer and the other Representatives set forth on Section 9.3 of the Company Disclosure Letter has materially breached any of their obligations under Section 7.1.2.

9.4 Termination by the Company. This MoU may be terminated by the Company prior to the Offer Acceptance Time with a written notice to Parent:

(a) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in this MoU shall have occurred, which breach or failure to perform (a) shall have had a Parent Material Adverse Effect, and (b) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company to Parent and (ii) the Outside Date; provided that the Company shall not have the right to terminate this MoU pursuant to this Section 9.4 if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(b) in order to enter into an agreement with respect to a Superior Proposal pursuant to Section 7.1.2(e); provided, however, that the Company shall not terminate this MoU pursuant to this Section 9.4(b), unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee; provided, however, that the Company has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Superior Proposal) with the provisions of Section 7.1.2.

9.5 Effect of Termination.

9.5.1 Effect of Termination. In the event of termination of this MoU pursuant to this Article IX, this MoU (other than as set forth in this Section 9.5 and Section 10.1) shall cease to have any further effect with no liability on the part of any Party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), subject, where relevant, to full payment by the Company of the reimbursements or fees specified in Section 9.5.2; provided, however, that no such termination shall relieve any Party of any contractual or other liability or damages to the extent arising from any intentional breach of this MoU prior to termination of this MoU pursuant to this Article IX; provided, further, that the Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Relevant Authority in connection with the Offer. For purposes of this MoU, “intentional breach” shall mean (a) with respect to any breach of a representation or warranty contained in this MoU, a material breach of such representation or warranty that has been made with the knowledge of the breaching Party, which breach would give rise to the failure of any Offer Condition, (b) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this MoU (other than those in Section 7.1.2), a material breach, or material failure to perform, that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act is a material breach of this MoU, and (c) with respect to any breaches or failures to perform any of the covenants or other agreements contained in Section 7.1.2, a breach, or failure to perform, that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act is a breach of Section 7.1.2. Notwithstanding the foregoing and subject to Section 10.16 and without limiting Section 10.16, in no event shall the Company be permitted or entitled to both a grant of specific performance that results in the Offer Acceptance Time occurring and any money damages (it being understood that the foregoing shall not limit the Company’s ability to pursue both remedies simultaneously). In addition, Parent may, at Parent’s election, settle, discharge, preclude, obviate and resolve any claims or Actions resulting from, relating to or arising out of the termination of this MoU (including any claim or obligation with respect to the payment of money damages) by agreeing to consummate transactions required to be consummated at the Offer Acceptance Time in accordance with the terms of this MoU and, subject to the satisfaction of the Minimum Condition, actually causing the Offer Acceptance Time to have occurred within three (3) Business Days after notifying the Company of such election, which election shall not be revocable by Parent.

9.5.2 Fees Payable by the Company.

(a) In the event that either Party terminates this MoU pursuant to Section 9.2(c), the Company shall within two (2) Business Days pay by wire transfer of same day funds to Parent an amount equal to all out-of-pocket fees, costs and expenses (including financial, accounting and legal fees) reasonably incurred by Parent and documented by itemized invoices in reasonable detail in connection with the authorization, preparation, negotiation, execution and performance of this MoU and the Transactions up to a maximum reimbursement amount of $3,000,000 (the “Company Expense Reimbursement”).

(b) The Company Termination Fee shall be payable by the Company to Parent in the event that Parent terminates this MoU pursuant to Section 9.3(b).

(c) The Company Termination Fee shall be payable by the Company to Parent in the event that (i) (x) either Party terminates this MoU pursuant to Section 9.2(a) or Section 9.2(d), (y) Parent terminates this MoU pursuant to Section 9.3(a) and (ii) (A) following the execution and delivery of this MoU and prior to such termination, an Alternate Proposal has been publicly announced, made publicly known or otherwise publicly disclosed and not publicly withdrawn or otherwise publicly abandoned, and (B) within nine (9) months of such termination, the Company or any of its Subsidiaries consummates an Alternate Proposal or enters into an Alternate Proposal Agreement that is subsequently consummated (in each case, whether or not such Alternate Proposal is the same Alternate Proposal described in clause (A) or clause (B) above); provided that for the purposes of this Section 9.5.2(c), the term “Alternate Proposal” shall have the meaning set forth in Section 1.1, except that all references to “20%” in the definition of “Alternate Proposal” shall be replaced by “66.7%”.

(d) The Company Termination Fee shall be payable by the Company to Parent in the event that the Company terminates this MoU pursuant to Section 9.4(b).

(e) Any fee payable by the Company to Parent pursuant to this Section 9.5.2 shall, notwithstanding the termination of this MoU, be made by wire transfer of same day funds (i) within two (2) Business Days following a termination contemplated by Section 9.5.2(b), (ii) in the case of a termination by the Company pursuant to Section 9.4(b), concurrently with and as a condition to such termination and (iii) concurrently with the consummation of or entry into an Alternate Proposal Agreement contemplated by Section 9.5.2(c). For the avoidance of doubt, fees or reimbursements payable by the Company to Parent pursuant to this Section 9.5.2 are not cumulative and in no event shall more than one fee or reimbursement be payable by the Company to Parent pursuant to this Section 9.5.2.

(f) Parent agrees that, upon any termination of this MoU under circumstances where the Expense Reimbursement or the Company Termination Fee is payable by the Company pursuant to this Section 9.5.2 and such Expense Reimbursement or the Company Termination Fee, as applicable, is paid in full, notwithstanding the proviso in Section 9.5.1, the receipt of the Expense Reimbursement or Company Termination Fee, as applicable, in such circumstance shall constitute the sole and exclusive remedy of Parent, Purchaser (and each of their respective Affiliates) against the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for any and all losses and damages suffered or incurred as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise arising out of, or directly or indirectly relating to, this MoU, the negotiation, execution or performance hereof or thereof or the Transactions contemplated hereby, and upon receipt of the Expense Reimbursement or the Company Termination Fee, as applicable, in such circumstance, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this MoU, the Transactions contemplated hereby or in respect of any other document, theory of law or equity or oral representations made or alleged to be made in connection herewith or therewith, in contract, in tort or otherwise (except that the obligations under the Confidentiality Agreement shall continue to survive); provided that, the foregoing shall not be deemed to limit Parent’s right to collect the Expense Reimbursement pursuant to Section 9.5.2(a) and the Company Termination Fee pursuant to Section 9.5.2(c) (if applicable) following a termination of this MoU pursuant to Section 9.2(c) (it being understood that, if the Company Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Company of the Expense Reimbursement, the amount of the Expense Reimbursement actually received by Parent shall be deducted from the Company Termination Fee due and payable to Parent).

9.5.3 Fees Payable by Parent. In the event the MoU is validly terminated pursuant to Section 9.1, Section 9.2, Section 9.3(b), or Section 9.4(a), Parent shall within two (2) Business Days pay by wire transfer of same day funds to the Company an amount equal to fifty percent (50%) of all out-of-pocket fees, costs and expenses (including financial, accounting and legal fees) reasonably incurred by the Company at the direction of Parent and documented by itemized invoices in reasonable detail in connection with the Company’s or its Affiliates’ obligations under Section 7.4.1, Section 3.6 and Section 3.7 up to a maximum reimbursement amount of $500,000.

9.5.4 Interest. Each of the Company and Parent acknowledges that the agreements contained in this Section 9.5 are an integral part of the Transactions contemplated by this MoU, and that, without these agreements, the other Party would not enter into this MoU; accordingly, if either Parent or the Company fails to promptly pay or cause to be paid the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other Party commences a judicial proceeding in accordance with Section 10.14 that results in an award or a judgment against such Party that failed to promptly pay or cause to be paid the amount due pursuant to Section 9.5 or any portion of such payment, such Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees) in connection with such judicial proceedings in each case in accordance with Section 10.14, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. In no event shall either Party be obligated pursuant to this Section 9.5 to pay the Company Termination Fee more than once, or the reimbursement of any fees, costs or expenses contemplated by Section 9.5.2(a) and Section 9.5.3 more than once, whether or not such fees may be payable under more than one provision of this MoU at the same or at different times and the occurrence of different events.

ARTICLE X

MISCELLANEOUS

10.1 Survival. This Article X, the agreements of the Company and Parent contained in Section 9.5 and the Confidentiality Agreement shall survive the termination of this MoU. No other representations, warranties, covenants and agreements in this MoU shall survive the consummation of the Offer or the termination of this MoU, other than covenants and agreements whose performance is expressly contemplated to occur after the consummation of the Offer (including, without limitation, the provisions set forth in Section 3.4 and Section 7.4, which shall survive until the consummation of the Post-Offer Reorganizations as described in Section 7.4). The Confidentiality Agreement shall terminate automatically at the Offer Acceptance Time.

10.2 Amendment and Waiver.

(a) Any provision of this MoU may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective; provided that any such amendment shall require the approval of a majority of the directors of the Company then in office who were not designated by Purchaser; provided, further that to the extent that there are no such directors or such directors are not available, the approval of the individuals set forth on Section 10.2(a) of the Company Disclosure Letter shall be required; provided, further that, notwithstanding any provision herein to the contrary, the Minimum Condition shall not be waived by Purchaser, Parent or any other Person without the prior written consent of the Company.

(b) No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.3 Assignment. Neither this MoU nor any of the rights, interests or obligations under this MoU may be assigned, in whole or in part, by either Party (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that each of Parent or Purchaser may, without any consent required, assign its rights and obligations hereunder (a) to any of its Affiliates, (b) to any purchaser or acquirer of Parent, Purchaser, the Company or their respective Subsidiaries after the Offer Acceptance Time or (c) to any of its lenders as collateral security, in each case provided that no such assignment shall relieve Parent or Purchaser, as applicable, of its obligations hereunder. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the immediately preceding provisions of this Section 10.3, this MoU shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.

10.4 Entire Agreement; No Third-Party Beneficiaries. This MoU (including any Annexes hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all other prior agreements, understandings and undertakings among the Parties or any of their Affiliates with respect to the subject matter hereof and thereof. Other than as expressly provided in Section 7.2.4 with respect to any current or former director or officer of the Company (who shall have such rights as set forth in Section 7.2.4), Section 3.4 with respect to the Independent Directors, this MoU is not intended to, and does not confer upon any Person other than the Parties any rights or remedies hereunder.

10.5 Severability. The terms and conditions of this MoU shall be deemed severable and the invalidity or unenforceability of any term or condition shall not affect the validity or enforceability of the other terms or conditions hereof. If any term or condition of this MoU (or any portion thereof), or the application of any such term or condition (or any portion thereof) to any Person or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be substituted therefor in order to carry out, so far as may not affect the interests of the Party or

Parties concerned, as applicable, be valid and enforceable, the intent and purpose of such invalid or unenforceable provision or portion thereof and (ii) the remainder of this MoU and the application of such term or condition to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such term or condition, or the application thereof, in any other jurisdiction.

10.6 Headings. The Article, Section and paragraph headings and table of contents contained in this MoU are for reference purposes only and shall not in any way affect the meaning or interpretation of this MoU.

10.7 Company Disclosure Letter. Any disclosure contained in any section or subsection of the Company Disclosure Letter shall apply to and qualify that particular section or subsection of this MoU to which it corresponds and such other sections or subsections of this MoU to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also applies to or qualifies such other sections or subsections. The mere inclusion of any item in the Company Disclosure Letter as an exception to a representation or warranty of the Company in this MoU shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has been or is reasonably expected to have been, a Material Adverse Effect or trigger any other materiality qualification.

10.8 Expenses. Except as otherwise expressly provided in this MoU, all costs and expenses incurred in connection with this MoU and the Transactions shall be paid by the Party incurring such expenses.

10.9 Transfer Taxes. Except as otherwise expressly provided in this MoU, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Offer or the Transactions shall be paid by Parent.

10.10 Remedies. Except as otherwise expressly provided in this MoU, any and all remedies expressly conferred upon a Party to this MoU shall be cumulative with, and not exclusive of, any other remedy contained in this MoU. The exercise by a Party to this MoU of any one remedy shall not preclude the exercise by it of any other remedy.

10.11 Privilege. To the extent that any confidential information exchanged between the Parties in connection with this MoU is covered or protected by legal advice, litigation, common interest or any other applicable privilege or doctrine, disclosure of such confidential information to a Party or its representatives does not constitute a waiver of any such privilege. Each Party agrees to assert all such privileges in opposition to any request for disclosure of confidential information propounded by any third party.

10.12 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one (1) Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to Parent:

Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Email:

Attention: General Counsel

With a copy to (which shall not constitute a notice to Parent):

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

Email: jolsen@goodwinlaw.com; jhaggerty@goodwinlaw.com; jeanlee@goodwinlaw.com

Attention: Jon A. Olsen; John T. Haggerty; Jean A. Lee

and

Goodwin Procter (France) LLP

12 rue d’Astorg

75008 Paris, France

Email: wrobert@goodwinlaw.com

Attention: William Robert

If to the Company:

Sequans Communications S.A.

5-55 Boulevard Charles de Gaulle

92700 Colombes, France

Email:

Attention: Georges Karam; Deborah Choate

With a copy to (which shall not constitute a notice to the Company):

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

Email: jbautista@orrick.com; bcooper@orrick.com; rsmith@orrick.com

Attention: John Bautista; Brett Cooper; Richard Smith

and

Orrick Rambaud Martel

61, rue des Belles Feuilles

Paris, 75116

France

Email: ptardivy@orrick.com

Attention: Patrick Tardivy

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

10.13 Governing Law. This MoU shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that the fiduciary duties of the Company Board shall be exclusively governed by and construed in accordance with the laws of France, without regard to the conflicts of law rules of such jurisdiction.

10.14 Jurisdiction. The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this MoU, the Transactions contemplated hereby or the negotiation, validity or performance of this MoU (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.12 shall be deemed effective service of process on such party.

10.15 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS MOU, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS MOU.

10.16 Specific Performance. The Parties hereto agree that irreparable damage would occur if any provision of this MoU were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the Parties hereto agree that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this MoU or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.14, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

10.17 Counterparts. This MoU may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this MoU to be duly executed by their respective authorized officers as of the date set forth on the cover page of this MoU.

SEQUANS COMMUNICATIONS S.A.

By:	/s/ Georges Karam
Name:	Georges Karam
Title:	Chief Executive Officer

[Signature Page to Memorandum of Understanding]

IN WITNESS WHEREOF, the Parties hereto have caused this MoU to be duly executed by their respective authorized officers as of the date set forth on the cover page of this MoU.

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO

[Signature Page to Memorandum of Understanding]

ANNEX 1

Form of Tender and Support Agreement

See Attached

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of August [•], 2023, by and between Renesas Electronics Corporation, a Japanese corporation (“Parent”) and [•] (“Shareholder”).

RECITALS

A.

Parent and Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company”) are entering into a Memorandum of Understanding of even date herewith (the “MoU”), pursuant to which, among other things, Parent is seeking to (i) acquire all the outstanding ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”), including Company Shares represented by American Depositary Shares (the “ADSs”), and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer and (ii) with respect to the Company RSAs, Company Share Options and Company Warrants, implement the cash payment arrangement and the other various liquidity mechanisms described in the MoU with respect thereto, each upon the terms and subject to the conditions set forth in Sections 3.5.1, 3.5.2 and 3.5.3 of the MoU.

B.

Shareholder is a holder of record and/or the beneficial owner of the Shareholder’s Subject Securities (as defined below) (as applicable) as set forth opposite the name of the Shareholder on Exhibit A hereto.

C.

As a condition to the willingness of Parent to enter into the MoU and as an inducement in consideration therefor, Shareholder has agreed to enter into this Agreement and tender and vote Shareholder’s Subject Securities as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used, but not defined, in this Agreement shall have the respective meanings assigned to those terms in the MoU.

(b) Shareholder is deemed to “Own” or to have acquired “Ownership” of a security if Shareholder: (i) is the record owner of such security; or (ii) is the beneficial owner of such security.

(c) “beneficial owner”, with respect to any Company Shares and/or ADSs, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act, as amended.

(d) “Permitted Lien” shall mean any Lien arising (i) hereunder (in connection therewith any restrictions on transfer or any other Lien that has been waived by appropriate consent) and (ii) under applicable securities laws.

(e) “Subject Securities” means, collectively, (i) all Company Shares or ADSs Owned by Shareholder as of the date of this Agreement; and (ii) all additional Company Shares or ADSs of which Shareholder acquires Ownership prior to the Offer Acceptance Time, including as a result of the exercise of vested Company Share Options, or the exercise of vested Company Warrants or the vesting of Company RSAs.

(f) “Subsequent Offer” means any extension of the Offer by Purchaser pursuant to Section 3.2.6 of the MoU.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

(a) Restriction on Transfer of Subject Securities. Subject to Section 2(b), Shareholder shall not, and in the case of a corporate entity, Shareholder shall cause each of its subsidiaries not to directly or indirectly, (i) sell, pledge, create a Lien with respect to (other than a Permitted Lien), assign, exchange, transfer, grant an option with respect to, enter into any derivative arrangement with respect to or otherwise dispose of any or all of the Subject Securities or any interest in the Subject Securities, (ii) deposit the Subject Securities or any interest in the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to any of his, her or its Subject Securities or grant any proxy or power of attorney with respect thereto, (iii) tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer other than the Offer or any Subsequent Offer, (iv) enter into any contract, commitment, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, pledge, creation of a Lien (other than a Permitted Lien), exchange, transfer, entry into any derivative arrangement or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Subject Securities or any interest in the Subject Securities or (v) otherwise take any action with respect to any of the Subject Securities that would restrict, limit or interfere with the performance of any of Shareholder’s obligations under this Agreement (any such action in clause (i), (ii), (iii), (iv) or (v) above, a “Transfer”).

(b) Permitted Transfers. Section 2(a) shall not prohibit a Transfer of Subject Securities by Shareholder (i) for the avoidance of doubt, to exercise any Company Share Option or any Company Warrant or enter into, or implement, the cash payment, the Option Liquidity Mechanism described in Section 3.5.1(b) of the MoU, the Unsellable Share Liquidity Mechanism described in Section 3.5.2(a) of the MoU, the RSA Cancellation Agreement described in Section 3.5.2(b)(i), the cash settlement and grant replacement described in Section 3.5.2(b) of the MoU, the Warrant Liquidity Mechanism described in Section 3.5.3(a) of the MoU and the cash settlement described in Section 3.5.3(b) respectively, (ii) if Shareholder is an individual, (x) to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or (y) upon the death of Shareholder to Shareholder’s heirs or (z) any charitable foundation or organization qualified under applicable Tax Law; (iii) if Shareholder is a limited partnership or limited liability company, to a partner or member of Shareholder, or (iv) if Shareholder is an entity, to an Affiliate under common control with Shareholder; provided, however, that a Transfer referred to in clauses (ii) through (iv) of this sentence shall be permitted only if, as a condition precedent to the effectiveness of such Transfer, the transferee agrees in a writing reasonably satisfactory in form and substance to Parent, to be bound by the applicable terms of this Agreement.

(c) Involuntary Transfer. If any involuntary Transfer of any of the Subject Securities shall occur (including, but not limited to, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities, obligations, agreements and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

SECTION 3. TENDER OF SUBJECT SECURITIES

(a) Tender of Subject Securities. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby agrees to validly tender the Subject Securities (other than any Unsellable Company Shares that are not available for tender; provided that, Shareholder has entered into the Unsellable Share Liquidity Mechanism contemplated by Section 3.5.2(a) (collectively, the “Tender Shares”), or cause such Shareholder’s Tender Shares to be validly and tendered, into the Offer pursuant to the terms of the Offer applicable to such Subject Securities (including by instructing Shareholder’s broker or such other person who is the holder of record of any Subject Shares to tender such shares into the Offer pursuant to the terms of the Offer) promptly following, and in any event no later than the fifth Business Day following the Commencement Date or if Shareholder has not received the Offer Documents by such time, within two Business Days following receipt of such documents but in any event prior to the Expiration Date. If Shareholder acquires Tender Shares after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall tender or cause to be tendered such Tender Shares on or before the Expiration Date. If Shareholder acquires Tender Shares after the Expiration Date, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall tender or cause to be tendered such Tender Shares, in the manner applicable to such Tender Shares as set forth in the Offer, before the expiration of any Subsequent Offer. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder will not withdraw the Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer at any time.

(b) Return of Subject Securities. If the Offer is terminated or withdrawn, or the MoU is terminated prior to the purchase of the Subject Securities in the Offer, Parent shall promptly return, and shall cause any depository acting on behalf of Parent to return, all Subject Securities tendered by Shareholder in the Offer to Shareholder.

(c) Treatment of Equity Based Awards. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby acknowledges and accepts the provisions of Section 3.5 of the MoU and undertakes to negotiate in good faith and enter into any agreement and take all other actions, to the extent permitted by applicable Laws, required to implement, with respect to the equity-based awards that were or will be granted to Shareholder, the mechanisms set out in Section 3.5 of the MoU, including the Option Liquidity Mechanism, the Unsellable Share Liquidity Mechanism, the RSA Cancellation Agreement, the Warrant Liquidity Mechanism and the Warrant Cancellation Agreement, in each case to the extent applicable to Shareholder.

SECTION 4. VOTING OF SUBJECT SECURITIES

Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby unconditionally agrees that, at any meeting of the shareholders of the Company, however called, and in any action by shareholders of the Company other than at a meeting (including by written consent or by other written instrument, or otherwise), unless otherwise directed in writing by Parent, Shareholder shall:

(a) cause all of the Subject Securities to be counted as present thereat for purposes of determining a quorum;

(b) to the fullest extent that the Subject Securities are entitled to vote thereon, cause the Subject Securities to be voted:

(i) in favor of each of the transactions contemplated by the MoU (including, but not limited to, the Offer, the Post-Offer Reorganization or any part thereof, the Post-Merger Reorganization or any part thereof and each of the other Transactions) following the time at which the Company Board approves or recommends any of such transactions to the shareholders of the Company and any other matter necessary for the consummation of any of such transactions;

(ii) in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Company to a later date, if there are not sufficient votes for the approval of the transactions contemplated by the MoU on the date on which such meeting is held;

(iii) against any action or agreement that Shareholder knows is reasonably likely to result in a breach of any representation, warranty, covenant or obligation of the Company in the MoU in a manner that would cause a failure of a condition to the Offer set forth in Section 8.2 of the MoU; and

(iv) against the following actions (other than the Offer, any Subsequent Offer, the Post-Offer Reorganization or any part thereof, the Post-Merger Reorganization or any part thereof and the other transactions expressly contemplated by the MoU): (A) any Alternate Proposal, (B) any amendment to the Company’s Organizational Documents that is prohibited by the MoU, (C) any change in the authorized capitalization of the Company or the Company’s corporate structure (other than as set forth in Section 4(a) of this Agreement), and (D) any other action which would reasonably be expected to, or is intended to, impede, prevent, delay or adversely affect, in any respect, the Offer or any of the other transactions contemplated by the MoU or this Agreement.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to Parent as follows:

(a) Authority; Binding Nature of Agreement. Shareholder has all legal right, power, authority and capacity to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder, and to consummate the transactions contemplated hereby. If such Shareholder is an entity, the execution and delivery by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other corporate, limited liability or similar actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder or the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and is a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms. If Shareholder is an individual and is married, and any of the Subject Securities constitute community property under the laws of a State of the United States of America or spousal approval is otherwise necessary under applicable Law for this Agreement to be legal, binding and enforceable, such Shareholder’s spouse has delivered with this Agreement a Spousal Consent in the form attached hereto as Exhibit B and this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Shareholder’s spouse, enforceable against Shareholder’s spouse in accordance with its terms.

(b) Non-Contravention; Consents.

(i) The execution by Shareholder of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, (x) except as may be required by applicable Laws known by Shareholder to be applicable to Shareholder or by which the Shareholder’s properties or assets (including the Subject Shares) are bound or affected and subject to satisfaction of the condition set forth in Sections 8.2(e) and 8.2(f) of the MoU, will not require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person under, will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Shareholder (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any material Contract, or result in any change in the rights or obligations of any party under any material Contract, in each case to which Shareholder is a party or by which Shareholder or any of their respective assets is bound, (y) will not violate or conflict in any material respect with the Organizational Documents of Shareholder, if applicable, and (z) will not violate or conflict with any applicable Law known by Shareholder to be applicable to the Shareholder or by which Shareholder’s properties or assets (including the Subject Shares) are bound or affected and subject to satisfaction of the condition set forth in Sections 8.2(e) and 8.2(f) of the MoU, except, in each case, as have not and would not be reasonably expected to, individually or in the aggregate, interfere with Shareholder’s ability to perform in any respect Shareholder’s obligations hereunder; provided, however, that the Shareholder makes no representation or warranty with respect to the applicability to the Shareholder of any Laws which must be complied with by the Company or Parent in connection with the Transactions.

(ii) No authorizations, waivers, consents, filings, registrations or approvals are required to be made by Shareholder with, or obtained by Shareholder from, any Relevant Authority in connection with the performance by Shareholder of its obligations hereunder, except where the failure to obtain such authorizations, waivers, consents, filings, registrations or approvals, individually or in the aggregate, would not interfere with Shareholder’s ability in any material respect to perform his, her or its obligations hereunder.

(c) Title to Shares. As of the date of this Agreement, Shareholder Owns, free and clear of any Lien, and has good title to and full sole voting power with respect to the number of outstanding Company Shares and ADSs and the equity-based instruments giving the right to acquire Company Shares set forth in Exhibit A (in each case, to the extent entitled to vote). With respect to Subject Securities not held of record by Shareholder, or for which Shareholder is not the beneficial owner, as of the date hereof, Shareholder will Own, immediately prior to the Offer Acceptance Time, free and clear of any Lien, and will have, as at such time, good title to, such Subject Securities. Except as set forth in Exhibit A, as of the date of this Agreement, Shareholder does not Own, as of the date of this Agreement, any share of capital stock or options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in with respect to any securities of the Company. None of the Company Shares and ADSs and the equity-based instruments giving the right to acquire Company Shares set forth in Exhibit A are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting, sale or other disposition of such Subject Shares, except as set forth in this Agreement or as otherwise would not interfere with Shareholder’s ability to perform his, her or its obligations hereunder.

(d) Absence of Litigation. With respect to Shareholder, as of the date hereof, there is no action, suit, claim, proceeding, charge, arbitration or investigation pending against, or, to the knowledge of Shareholder, threatened in writing against Shareholder or any of Shareholder’s properties or assets (including the Subject Shares) before or by any Relevant Authority that would reasonably be expected to prevent or delay or materially impair the consummation by Shareholder of the transactions contemplated by this Agreement or otherwise impair Shareholder’s ability to perform its obligations hereunder.

(e) MoU. Shareholder has been represented by or had the opportunity to be represented by independent counsel of its own choosing and has had the right and opportunity to consult with its attorney, and to the extent, if any, that Shareholder desired, Shareholder availed itself of such right and opportunity, Shareholder and its representatives have carefully reviewed and understand the terms of this Agreement and the MoU and the exhibits thereto, Shareholder has had the opportunity to consult with its counsel in connection with this Agreement and Shareholder is aware of the contents thereof and its meaning, intent and legal effect, and Shareholder is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Shareholder understands and acknowledges that Parent is entering into the MoU in reliance upon Shareholder’s execution and delivery of this Agreement.

(f) Financial Advisor. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission from Parent or the Company in connection with this Agreement based upon any arrangement or agreement made by or on behalf of Shareholder in Shareholder’s capacity as such.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Shareholder as follows:

(a) Due Organization. Parent is a Japanese corporation duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation.

(b) Authority; Binding Nature of Agreement. Parent has all requisite corporate power and authority and has taken all action necessary in order to authorize, execute and perform its obligations under this Agreement. Assuming that Shareholder has validly and properly entered into this Agreement, this Agreement is a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, as to enforcement, to the General Enforceability Exceptions.

SECTION 7. NO OWNERSHIP INTEREST.

Nothing contained in this Agreement shall be deemed to vest in Parent or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Shareholder, and neither Parent nor Purchaser shall have the authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Shares to the extent such Subject Shares are entitled to be voted, except as otherwise provided herein.

SECTION 8. COVENANTS OF SHAREHOLDER

(a) Shareholder Information. Shareholder hereby agrees to permit Parent to publish and disclose in the Offer Documents, Shareholder’s identity and ownership of the Subject Securities and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement; provided, however, no disclosure of such information relating to any Shareholder may be made who is not listed in the table under “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2022. Notwithstanding the foregoing, Parent may make any disclosures about Shareholder that Parent reasonably determines, after consultation with counsel, is required to be disclosed by applicable Law, court process or obligations pursuant to any listing agreement with any domestic or foreign national securities exchange or domestic or foreign national securities quotation system.

(b) Non-Solicit. Prior to termination of this Agreement, Shareholder shall not, and, if not an individual, shall cause each of its controlled Affiliates, and its and their respective officers and directors (if applicable) not to, and will instruct any of its other Affiliates or its Representatives not to (i) solicit, initiate, endorse or knowingly encourage or knowingly facilitate the submission or announcement of any Alternate Proposal or any proposals or offers that constitute or would reasonably be expected to lead to an Alternate Proposal, (ii) furnish or disclose any non-public information regarding the Company to any Person in connection with, or in response to, an Alternate Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Alternate Proposal, or (iv) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Alternate Proposal, in each of the foregoing clauses (i)-(iv) other than as permitted pursuant to the terms of the MoU. Shareholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Alternate Proposal. Notwithstanding anything to the contrary provided in this Agreement, Shareholder or any of its Affiliates or Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with an Alternate Proposal in the event that the Company is permitted to take the actions set forth in the MoU with respect to such Alternate Proposal.

(c) Further Assurances. From time to time and without additional consideration, Shareholder shall (at Parent’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, consents and other instruments, and shall (at Parent’s sole expense) take such further actions, as Parent may reasonably request to the extent reasonably necessary to carry out and further the intent of this Agreement. Shareholder shall not, and shall direct their Representatives not to, issue any press release or make any other public statement in its capacity as a shareholder of the Company with respect to this Agreement, the transactions contemplated hereby, the MoU, the Offer or the other transactions contemplated by the MoU without the prior written consent of Parent or unless required by applicable Law or securities exchange rule or requirement; provided, however, that nothing herein shall restrict Shareholder from consulting with its legal, financial or other advisors in connection with this Agreement, the MoU or the transactions contemplated hereby and thereby. If Shareholder acquires Ownership of any Company Shares or ADSs after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall deliver promptly and no later than two Business Days to Parent written notice of such acquisition of Company Shares or ADSs, which notice shall state the number of Company Shares or ADSs so acquired.

(d) Resignation. Without modifying or superseding any obligations of Parent under Section 3.4 of the MoU, unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby expressly and irrevocably undertakes to deliver to the Company Board (and a copy to Parent), no later than two Business Days following the date on which the Company publicly announces the Company Board Recommendation subject to consummation of the Offer, and in accordance with Section 2.3 of the MoU, a resignation letter, in the form set out in Exhibit C, from his/her office as [member and chairman of the Company Board]1 / [member of the Company Board and directeur général of the Company]2 /[member of the Company Board]3, subject to and with effect as from the occurrence of the Offer Acceptance Time / [and, with respect to the position of chairman only, with effect as from the exact moment in time where the Company Board votes the resolution acknowledging the resignation of Shareholder from his/her office as chairman (and not as member) of the Company Board]4.

(e) Co-Optation of New Members of the Company Board and Appointment of the new Chairman, the new Directeur Général and the new Directeurs Généraux Délégués. Subject to the commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), in accordance with and to the extent required by Section 3.2.1 of the MoU, unless this Agreement shall have been terminated in accordance with its terms, Shareholder, in its capacity as a shareholder of the Company [and/or member [and/or chairman]5 of the Company Board, as the case may be,]6 hereby expressly undertakes to:

[1]	Note to Draft: Include only for the chairman of the Company Board.
[2]	Note to Draft: Include only for the directeur général of the Company.
[3]	Note to Draft: Include only for board members other than the chairman and the directeur général.
[4]	Note to Draft: Include only for the chairman of the Company Board.
[5]	Note to Draft: Include only for the chairman of the Company Board.
[6]	Note to Draft: Do not include for the directeur général and the directeurs généraux délégués.

(i) [convene a meeting of the Company Board as soon as practicable and no later than five days after the Offer Acceptance Time in order to (w) acknowledge the resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and the Directeurs Généraux Délégués of the Company that will have resigned, (x) appoint as new members (by way of co-optation) and as chairman, as the case may be, of the Company Board, with immediate effect, the persons whose names will have been provided reasonably in advance of such convening by Parent (the “New Board Members”), (y) appoint as new Directeur Général of the Company, with immediate effect, the person whose name will have been provided reasonably in advance of such convening by Parent, and (z) appoint, upon proposal of the new Directeur Général, as the case may be, new Directeur(s) Général(ux) Délégué(s), with immediate effect;]7

(ii) [attend such meeting of the Company Board]8 / [attend the meeting of the Company Board to be convened as soon as practicable and no later than five days after the Offer Acceptance Time in order to (w) acknowledge the resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and of the Directeurs Généraux Délégués of the Company that will have resigned, (x) vote to appoint the New Board Members (by way of co-optation) and as chairman, as the case may be, of the Company Board, with immediate effect, (y) vote to appoint as new Directeur Général of the Company, with immediate effect, the person whose name will have been provided reasonably in advance of such convening by Parent, and (z) vote to appoint, upon proposal of the new Directeur Général, as the case may be, new Directeur(s) Général(ux) Délégué(s), with immediate effect;]9; and

(iii) [during such meeting of the Company Board, (x) acknowledge such resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and of the Directeurs Généraux Délégués of the Company that will have resigned, and (y) vote to approve such appointment of (a) the New Board Members as members (by way of co-optation) and, as the case may be, as chairman, of the Company Board, with immediate effect, (b) the new Directeur Général of the Company, with immediate effect, (c) the new Directeur(s) Général(ux) Délégué(s), as the case may be, of the Company, with immediate effect;]10.

SECTION 9. SHAREHOLDER CAPACITY

Notwithstanding anything to the contrary in this Agreement, except as set forth in Sections 8(d) and 8(e), the parties hereto acknowledge that (a) Shareholder is entering into this Agreement solely in Shareholder’s capacity as a record owner and/or beneficial owner of the Company Shares and/or ADSs and not in Shareholder’s capacity as a director, chairman, officer or employee of the Company (if applicable) or in Shareholder’s capacity as a trustee or fiduciary of any Company Benefit Plans (if applicable), and (b) nothing in this Agreement is intended to restrict or affect any action or inaction of Shareholder or any representative of Shareholder, as applicable, serving on the Company Board or on the board of directors (or similar body) of any Subsidiary of the Company or as an officer or fiduciary of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director, chairman, officer, employee or fiduciary of the Company or any Subsidiary of the Company. In particular, if Shareholder is a member of the Company Board, the parties acknowledge and agree that, pursuant to this Agreement, (i) in no event will Shareholder be obligated, in Shareholder’s capacity as a director, to vote in favor of the Company Board Recommendation or to vote in favor of any Pre-Merger Reorganization or Post-Merger Reorganization and (ii) following completion of the information and consultation of the Works Council, Shareholder will cast a vote, in Shareholder’s capacity as a director, if applicable, to decide to (x) proceed with the transactions contemplated by the MoU or (y) not proceed with the transactions contemplated by the MoU and terminate the MoU in accordance with Section 9.2(c) of the MoU.

[7]	Note to Draft: Include only for the chairman of the Company Board
[8]	Note to Draft: Include only for the chairman of the Company Board.
[9]	Note to Draft: Include only for the board member (not including the chairman) that will resign following the closing of the Merger
[10]	Note to Draft: Include only for the chairman of the Company Board.

SECTION 10. MISCELLANEOUS

(a) Termination. This Agreement and the obligations of Shareholder pursuant to this Agreement shall terminate upon the earliest to occur of (i) the date the MoU shall have been validly terminated pursuant to its terms, (ii) the Offer Acceptance Time, (iii) the mutual written agreement of the parties hereto to terminate this Agreement, or (iv) at the sole election of the Shareholder following any amendment to or modification of the MoU or the Offer to Purchase of the type prohibited by Sections 3.2.3(i)-(ii) and 3.2.3(iv)-(v) of the MoU. In the event of termination of this Agreement pursuant to this Section 10(a), this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, that (x) this Section 10 shall survive any such termination, and (y) no such termination will relieve any party hereto from any liability for any fraud or intentional breach (as defined in the MoU) of this Agreement that was committed by such Shareholder prior to such termination.

(b) Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided that Parent may, without any consent required, assign its rights and obligations hereunder to any of its Affiliates. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the immediately preceding provisions of this Section 10(c), this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective permitted successors and assigns.

(d) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including Exhibit A and Exhibit B hereto) constitutes the entire agreement with respect to the subject matter hereof between the parties, and supersedes all other prior agreements, understandings and undertakings among the parties hereto or any of their Affiliates with respect to the subject matter hereof between the parties. This Agreement is not intended to, and does not confer upon any Person other than the parties hereto any rights or remedies hereunder.

(e) Severability. The terms and conditions of this Agreement shall be deemed severable and the invalidity or unenforceability of any term or condition shall not affect the validity or enforceability of the other terms or conditions hereof. If any term or condition of this Agreement (or any portion thereof), or the application of any such term or condition (or any portion thereof) to any Person or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be negotiated in good faith by the parties and substituted therefor in order to carry out, so far as may not affect the interests of the party or parties concerned, as applicable, be valid and enforceable, the intent and purpose of such invalid or unenforceable provision or portion thereof, and (ii) the remainder of this Agreement and the application of such term or condition to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such term or condition, or the application thereof, in any other jurisdiction.

(f) Headings; Interpretation. The Section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular include the plural and vice versa as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import, unless otherwise expressly provided, refer to this Agreement as a whole (including all Exhibits hereto) and not to any particular provision of this Agreement, and “Section” and “Exhibit” references are to the Sections and Exhibit to this Agreement unless otherwise expressly provided, (iii) the word “including” and words of similar import when used in this Agreement mean “including without limitation” unless otherwise expressly provided, (iv) all references to any period of days refer to the relevant number of calendar days unless otherwise expressly provided, (v) all Exhibits annex hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (vi) any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the respective meanings assigned to those terms in this Agreement, (vii) all references to any Person include the successors and permitted assigns of that Person and (viii) all references to “law”, “laws” or to a particular statute or law shall be deemed to include any applicable Law.

(g) Expenses. Except as otherwise expressly provided in the MoU, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(h) Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party hereto for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to Parent:

Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Email:

Attention: General Counsel

with a copy to (which shall not constitute a notice to Parent):

Goodwin Procter LLP

520 Broadway Suite #500

Santa Monica, California 90401

Email: JOlsen@goodwinlaw.com; JHaggerty@goodwinlaw.com; JeanLee@goodwinlaw.com

Attention: Jon A. Olsen; John T. Haggerty; Jean A. Lee

and

Goodwin Procter (France) LLP

12 rue d’Astorg

75008 Paris, France

Email: wrobert@goodwinlaw.com

Attention: William Robert

If to Shareholder, to the address set forth on the signature page hereto.

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(j) Jurisdiction. The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(h) shall be deemed effective service of process on such party.

(k) Waiver; Specific Performance.

(i) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(ii) The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the Parties hereto agree that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10(j), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally left blank]

Parent and Shareholder have caused this Agreement to be executed as of the date first written above.

RENESAS ELECTRONICS CORPORATION
a Japanese corporation

By:
Name:
Title:

Signature Page to Tender and Support Agreement

Parent and Shareholder have caused this Agreement to be executed as of the date first written above.

[SHAREHOLDER]

Address: [•]

Email:[•]

Signature Page to Tender and Support Agreement

Exhibit A

Subject Securities

Shareholder Name	Company Shares, including Company Shares represented by ADSs	Company Shares underlying Company Warrants	Company Shares underlying Company RSUs	Company Shares underlying Company Share Options	Total Company Shares

[Exhibit B]11

Spousal Consent

I, [•], spouse of [•], acknowledge that I have read the Tender and Support Agreement, dated as of [_____ __], 2023, to which this Consent is attached as Exhibit B (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock or other equity interests of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock or other equity interests of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock or other equity interests of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:
[Name of Stockholder’s Spouse]

[11]	Note to Draft: To be included for applicable individuals only.

Exhibit C

[Name]

[Address]

[Date]

[Registered letter with acknowledgment of receipt] / [Fedex]

[Sting]

[•]

Attn. Board of directors

RE: Letter of resignation

Dear Madam / Sirs,

I hereby resign from my office(s) as [member and chairman of the board of directors (the “Company Board”)]12 / [member of the board of directors (the “Company Board”) and directeur général of the Company]13 / [member of the board of directors (the “Company Board”)]14 of [Sting], a [•] organized under the laws of France (the “Company”), subject to and with effect as from the occurrence of the Offer Acceptance Time (as this term is defined in the Memorandum of Understanding entered into on [•]between [PARENT], a [•] and the Company / [and, with respect to the position of chairman only, with effect as from the exact moment in time where the Company Board votes the resolution acknowledging my resignation from my office as chairman (and not as member) of the Company Board]15.

I hereby acknowledge that I have no claim of any nature whatsoever against the Company arising out of my office(s) as [member and chairman16 of the Company Board] / [member of the Company Board and directeur général of the Company]17 / [member of the Company Board]18 and confirm that, as a result of my resignation, I will not hold any position of director, directeur general, directeur général délégué, legal representative or member of any board or similar body of the Company or any of its subsidiaries.

Best regards,

[Shareholder]

[12]	Note to Draft: Include only for the chairman of the Company Board.
[13]	Note to Draft: Include only for the directeur général of the Company.
[14]	Note to Draft: Include only for the board members other than the chairman and the directeur général.
[15]	Note to Draft: Include only for the chairman of the Company Board.
[16]	Note to Draft: Include only for the chairman of the Company Board.
[17]	Note to Draft: Include only for the directeur général of the Company.
[18]	Note to Draft: Include only for the board members other than the chairman and the directeur général.

ANNEX 2

Announcements

See Attached

Renesas to Acquire Cellular IoT Technology Leader Sequans Through Tender Offer

The Acquisition of Sequans Will Allow Renesas

to Extend More Comprehensive IoT Solution Offering

TOKYO, Japan and PARIS, France – August 7, 2023 – Renesas Electronics Corporation (TSE: 6723, “Renesas”), a premier supplier of advanced semiconductor solutions, and Sequans Communications S.A. (NYSE: SQNS, “Sequans”), a leader in 5G/4G cellular IoT chips and modules, today announced that the two companies have entered into a memorandum of understanding (the “MoU”). Pursuant to the terms of the MoU, Renesas will, following consultation of the Sequans’ works council and favorable recommendation by the Sequans Board, commence a tender offer to acquire all outstanding ordinary shares, including American Depositary Shares (ADS) of Sequans for $3.03 per ADS (each ADS representing four ordinary shares) in cash. The transaction values Sequans at approximately $249 million, including net debt, and is expected to close by the first quarter of calendar year 2024, subject to confirmation of tax treatment from relevant authorities, regulatory approvals and other customary closing conditions.

Upon closing of the transaction, Renesas intends to integrate Sequans’ breadth of cellular connectivity products and IP into its core product lineup, including microcontrollers, microprocessors, analog and mixed signal front ends. The acquisition will allow Renesas to immediately expand its reach to the Wide Area Network (WAN) market space encompassing a broad range of data rates. It will also enhance Renesas’ already rich portfolio of Personal Area Network (PAN) and Local Area Network (LAN) connectivity products.

The market for cellular IoT technology provided by companies like Sequans is growing rapidly, fueled by demand for smart meters, asset tracking systems, smart homes, smart cities, connected vehicles, fixed wireless access networks, and mobile computing devices. An industry study forecasts the number of cellular IoT devices will continue to grow by more than 10 percent annually.

“We are thrilled to take our partnership with Sequans to the next level,” said Hidetoshi Shibata, President and CEO of Renesas. “Sequans is a leader in the fast-growing cellular IoT market with wide cellular IoT network coverage. The company’s technology gives Renesas a path to offer broad connectivity capabilities across IoT applications to address the evolving customer needs.”

“We have been working closely with Renesas to serve the growing market demand for massive IoT and broadband IoT customers,” said Georges Karam, Chairman and CEO of Sequans. “As many telecom operators around the world continue to invest in 5G infrastructure and with the expanding deployment of IoT applications, combining with Renesas opens up vast opportunities to usher in a new era of seamless connectivity and digital mobility that can transform a multitude of industries.”

The acquisition of Sequans is the latest effort by Renesas to expand its offering of connectivity products through strategic acquisitions, including the purchases of Dialog, Celeno and, most recently, Panthronics. Renesas and Sequans have been collaborating since 2020 to deliver full-scale solutions that combine Renesas’ embedded processors and analog front-end products with Sequans’ wireless chipsets for massive IoT and broadband IoT applications.

Founded in 2003, Sequans is a fabless semiconductor company that designs and develops chipsets and modules for Internet of Things (IoT) devices. Offering products with extensive 5G/4G cellular categories, including 5G NR, Cat 4, Cat 1 and LTE-M/NB-IoT, Sequans provides reliable IoT wireless connectivity without the need for a gateway. The company also has proven expertise in low-power wireless devices, which is crucial in supporting massive IoT applications operating at low data rates. Its certified solutions are designed to work with all major radio frequency regulatory specifications by leading carriers in North America, Asia-Pacific and Europe.

Transaction Details

Under the terms of the MoU, Renesas will initiate a cash tender offer of $3.03 per Sequans ADS, subject to certain conditions. This offer represents a premium of 42.3% to Sequans’ closing price on August 4, and 7.7% premium to the volume weighted average price over the last twelve months and a 32.6% premium to the volume weighted average price over the last six months. The transaction values Sequans at approximately $249 million, including net debt of approximately $52 million.

If, upon completion of the appropriate works council consultation, Sequans’ Board recommends the tender offer to the holders of Sequans’ ordinary shares and ADSs, Renesas will commence the tender offer thereafter. The closing of the transaction is subject to the valid tender of Sequans shares representing at least 90% of the outstanding share capital of Sequans on a fully diluted basis, including Sequans shares owned by Renesas. The transaction is also subject to confirmation of tax treatment from relevant authorities, and receipt of required regulatory approvals and other customary closing conditions.

In addition, upon Sequans Board recommendation and appropriate works council consultation on the transactions described below, Sequans will convene an ordinary and extraordinary general meeting of the shareholders to vote on a series of transactions that would result in Sequans structurally, but not operationally, redomiciling in Germany. Following the closing of the tender offer and completion of such transactions, any ordinary shares or ADSs not tendered would be ultimately transferred to Renesas under German squeeze-out rules for statutory compensation. In connection with these transactions, Sequans’ existing French activities, including assets, liabilities and employees, would be first transferred to a new wholly-owned French subsidiary of Sequans.

The tender offer is currently expected to close by the first quarter of 2024 and the redomiciling and related transactions are currently expected to close by the fourth quarter of 2024. Assuming the completion of the tender offer, Sequans will become a privately held company and Sequans’ ADSs will no longer be listed on any public market.

The tender offer will be implemented in accordance with the terms and conditions of the MoU. In addition to the terms of the tender offer, the MoU contains customary representations, warranties and undertakings by Sequans and Renesas.

About Renesas Electronics Corporation

Renesas Electronics Corporation (TSE: 6723) empowers a safer, smarter and more sustainable future where technology helps make our lives easier. The leading global provider of microcontrollers, Renesas combines our expertise in embedded processing, analog, power and connectivity to deliver complete semiconductor solutions. These Winning Combinations accelerate time to market for automotive, industrial, infrastructure and IoT applications, enabling billions of connected, intelligent devices that enhance the way people work and live. Learn more at renesas.com. Follow us on LinkedIn, Facebook, Twitter, YouTube and Instagram.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China. Visit Sequans online at http://www.sequans.com/, and follow us on Facebook, Twitter and LinkedIn.

Advisors

BofA Securities is serving as financial advisor to Renesas and Goodwin Procter LLP is serving as legal counsel. Needham & Company is serving as financial advisor to Sequans and Orrick, Herrington & Sutcliffe LLP is serving as legal counsel.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, including American Depositary Shares of Sequans. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a direct wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY SEQUANS’ SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO

THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Cautionary note regarding forward-looking statements

This announcement may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” ”continue,” “estimate,” “expect,” ‘‘forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Parent and Purchaser and the Schedule 14D-9 to be filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

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All names of products or services mentioned in this press release are trademarks or registered trademarks of their respective owners.

Media Contacts:

Renesas Electronics Corporation

Akiko Ishiyama

+ 1-408-887-9006

pr@renesas.com

Sequans Communications S.A.

Kimberly Tassin

+1-425-736-0569

Kimberly@Sequans.com

Investor Relations Contacts:

Renesas Electronics Corporation

Yuuki Oka

+81 3-6773-3002

ir@renesas.com

Sequans Communications S.A.

Kim Rogers

+1-541-904-5075

Kim@HaydenIR.com